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Follow-Up Materials

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REGISTRANT'S NAME Singapore Telecommunications Ltd

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PROCESSED AUG 01 2002 THOMSON FINANCIAL

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FILE NO. 82- 3622 FISCAL YEAR 3-31-02

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OICF/BY: dlw
DATE : 7/23/02

823622

Full Financial Report
2001/2002

Singapore Telecommunications Ltd

in touch with asia and beyond




SingTel

THE COVER

Whether it's enabling a meeting of minds or a meeting of hearts, the humble bridge has touched the lives of people throughout history. More than just a means, it has become a symbol of being in touch. At SingTel, we also provide effective means to help our customers cross national and geographical boundaries. With our hubs in Singapore and Australia, we offer the best of global solutions across the region.

Harbour Bridge, Sydney



CONTENTS



Dear Shareholders,

This has been a watershed year for SingTel.

In March 2001, SingTel made an offer for the shares of Cable & Wireless Optus of Australia. The offer for Optus was structured using a mix of shares, cash and bonds. This structure gave SingTel the ability to factor some of the market risk into the transaction, such that Optus' valuation moved in line with market conditions at the time of the offer.

Optus' shareholders gave our offer strong support, enabling us to ultimately hold 100 per cent of the ordinary shares in Optus (now renamed SingTel Optus). We would like to take this opportunity to welcome ex-Optus shareholders who are now shareholders of SingTel.

The results for this financial year include contributions from Optus for the last six months. There were significant increases in the Group's operating revenue and operational EBITDA. The bottomline was impacted by higher depreciation costs, interest charges and goodwill amortisation. Net profit after tax (pre-goodwill) dipped by 1 per cent.

Singapore Operations

In spite of difficult operating conditions brought on by the worst economic recession in Singapore for decades, SingTel delivered a credible financial performance for the year. The Singapore operations remained stable with operating revenue unchanged from the previous year at S$4.92 billion.

Even though the Singapore market entered its second year of full competition, SingTel continued to maintain its market share across many of its businesses including international telephone and mobile services. The decline in revenue from international telephone services was offset by growth in mobile and data revenues.

SingTel's (ex-Optus) operating expenses were well controlled, declining by 2 per cent. Capital expenditure, excluding C2C, was reduced by 17 per cent. As a result, SingTel's operational EBITDA margin remained at 53 per cent, one of the highest among comparable telcos. This performance was achieved in the context of a Singapore economy that shrank by around 4 per cent compared to the previous year.

On 30 May 2002, the High Court of Singapore dismissed, with costs, the action that the Infocomm Development Authority of Singapore (IDA) had brought against SingTel on the compensation that was paid by IDA to SingTel in 1997. We are pleased that the Court has ruled that the company is entitled to keep the full compensation payment.

Australian Operations

In Australia, Optus continued to build on its 'challenger' track record of growth and market share gains. Operating revenue grew 7 per cent and good cost controls improved its operational EBITDA margin to 18 per cent. We aim to enhance shareholder value in all aspects of the Optus business by combining the Optus 'challenger' spirit with a sharper cost focus. This will involve driving profitable growth in mobile services, gaining share in the valuable corporate market and reducing cash outflow in the consumer division. At the same time, we will continue to seek improvements in cost and capital management across all business divisions.

Regional Operations

In the past 12 months, we have radically reshaped the Group, with the objective of creating shareholder value over the longer term. The Optus transaction and our other investment activities in the region have significantly changed the profile of the SingTel Group. From being a Singapore-centric telco with a small home market, SingTel is today a leading player in Asian telecommunications.

Besides our two hubs in Singapore and Australia, we have established a presence in all the major business capitals of the Asia Pacific. We have also enhanced our regional infrastructure with the completion of the C2C – the first private submarine cable to land in China – and i2i cable networks. These developments will enable us to serve our multinational clients even better.

We have invested in the fast-growing mobile markets of India, Indonesia, the Philippines and Thailand. Together, the Group and its associates now serve more than 22 million mobile customers across the region. This scale has enabled the Group to benefit from lower equipment costs from greater bargaining power with equipment suppliers. While this is valuable, we believe we create most value for our shareholders with our management input and the sharing of our reputation. The corporate governance arrangements we have negotiated enable us to influence strategy and financial discipline. At the same time, the maturity of our Singapore and Australian businesses mean that we can provide practical solutions to issues that arise at different stages of market development.

The Group's strategic focus has moved from acquisition to execution, with the objective of maximising the value of our existing businesses. This may include reviewing opportunities to increase our stake in existing associates as and when these opportunities arise.

Financial Position

SingTel believes that financial strength and flexibility are important for shareholder value creation. The Group's cash flows should improve substantially in the year ending March 2003, with reductions in overseas investments, C2C capital expenditure and Optus funding requirements. About S$300 million of this improvement will come from SingTel-Optus integration synergies.

SingTel successfully completed its inaugural US$2.3 billion global bond issue in November 2001 to refinance its short-term borrowings incurred for the Optus acquisition. The issue was a big success, closing eight times oversubscribed, and allowed SingTel to lock in long term funding at very competitive rates. The average life of the Group's debt is now approximately eight years.

Balance sheet strength and cash flow generation are key differentiators for SingTel. With major investments completed, we are focused on steadily improving the Group's financial position.

In view of the Group's strong cash flow generation, and reflecting confidence in our future prospects, the Board of Directors has recommended that SingTel's dividend be maintained at 5.5 cents per share. This exceeds slightly the Group's normal payout ratio of 30 to 45 per cent of earnings.

Looking Ahead

We see market conditions improving. In Singapore and Australia, we expect market consolidation to continue to support more rational pricing. Economic recovery should also underpin stronger demand.

SingTel's strategic goal remains the creation of Asia's leading communications company. Our financial goal is to be a blue chip growth investment, delivering double-digit earnings growth in the medium term. We will do this by maximising free cash flow generation in our Singapore business, by achieving cash flow breakeven at Optus within the next two years and by capitalising on strong growth in our regional mobile business.

Acknowledgements

We would like to thank our fellow directors on the Board. In particular, the Board and Management of SingTel would like to express their appreciation to former Chairman, Mr Koh Boon Hwee, for his many years of able leadership and significant contributions to the Group. Our thanks also go to Mr Jaspal Singh who served on the board from April 1999 to August 2001.

The process of integration between our Singapore and Australian operations has progressed well. We welcome our colleagues at Optus to the SingTel family and thank them and our other colleagues in Singapore and elsewhere for their hard work during the year.

We also thank our customers, business partners and you, our shareholder, for your continued support.



Ang Kong Hua
Chairman



Lee Hsien Yang
President & CEO

2001 May

SingTel increased its investment in the Bharti Group by another US$200 million to US$650 million. Bharti Tele-Ventures had a successful initial public offering in February 2002 (2.6 times oversubscribed), raising US$174 million. As at March 2002, Bharti had more than 1.4 million mobile customers and was India's second largest mobile operator with a market share of 21 per cent.





2001 June

SingTel achieved a world's first with the launch of Local Direct Dial. This service enables SingTel Mobile customers to call directly visitors to Singapore, without incurring international call charges. The visitors simply need to log onto any of SingTel Mobile's networks. Likewise, roamers on SingTel Mobile's networks can call each other on their mobile phones, bypassing the international gateway.

2001 June

For the fourth consecutive year, SingTel was named Best Asian Telecom Operator in the *Telecom Asia's Readers' Choice Awards.* SingTel President & CEO, Mr Lee Hsien Yang, was voted Best Asian Telecom Executive at the same awards ceremony. During the year, SingTel also received recognition from publications such as the *Far Eastern Economic Review, FinanceAsia* and US-based *Red Herring.*


teleco

Mr Lee Hsien Yang (right) receiving the "Best Asian Telecom Executive" award from Mr Matthew Young, Vice President (Asia Pacific) of Cosine Communications.


Spring

2001 July

A global mail joint venture formed by SingPost (24.5 per cent stake), TNT Post Group and Consignia began its operations. The company, which has been named Spring, provides global mailing solutions for large volume mail users, as well as its own transaction-based real-time customer satisfaction tracking, enhanced security for all mailings and greater flexibility in pricing formats.

2001 September

Following its successful acquisition of Cable & Wireless Optus, SingTel listed its shares on the Australian Stock Exchange and trading began on 10 September 2001. The acquisition was completed the following month. Optus (renamed SingTel Optus Pty Limited) is now a wholly-owned subsidiary of the Group.

2001 October

SingTel commemorated the completion of a major facelift of its headquarters, Comcentre, with the SingTel Charity Vertical Challenge. The event saw SingTel employees and media celebrities raising S$220,000 in a race up and down the 32 floors of the building. The beneficiaries were the Canossian School for the Hearing Impaired, National Family Service Centre Helpline, Samaritans of Singapore and Singapore Action Group of Elders Counselling Centre.


OPTUS


SingTel
Vertical Challenge

Minister Yeo Cheow Tong with the participants of the SingTel Charity Vertical Challenge.

2001 November

SingTel raised US$2.3 billion in its debut global bond offering. The offering, which was accorded a strong reception by global bond investors, enabled SingTel to lock in long term financing in an extremely favourable interest rate environment.


TELKOMSEL

2001 December

SingTel completed the purchase of a 22.3 per cent stake in Telkomsel, the leading mobile service provider in Indonesia, from KPN. In April 2002, SingTel announced its intention to increase its stake to 35.0 per cent. This transaction is expected to be completed in the second half of 2002. Telkomsel had 3.7 million mobile customers as at March 2002 with a market share of about 50 per cent.

SingTel's bond sale eight times taken up

SingTel bonds seen as a safe haven

Hsien Yang's marathon bond sales trip pays off

SingTel plans US$2b bond issue to fund acquisitions



2002 JANUARY

Optus installed its 3,000th base station at Yulara in Australia's Northern Territory, providing better call quality to residents and visitors to Uluru (Ayers Rock). This was part of a programme by Optus to increase mobile phone coverage across the country. During the year, Optus Mobile customers also benefited from the launch of international SMS and retail GPRS services.





2002 JANUARY

The US$2 billion C2C cable network was completed. The 17,000-km cable links Singapore, China, Hong Kong, Japan, Korea, the Philippines and Taiwan, with connectivity to the United States. It is also the first private cable to land in China. C2C works with local partners in various markets to provide one-stop shop city-to-city connectivity.

2002 JANUARY

SingTel Mobile became the first operator in the Asia Pacific outside Japan to make a successful 3G packet data call. In December 2001, Optus made Australia's first 'live' 3G calls. When SingTel and Optus roll out their 3G networks, customers in Singapore and Australia can look forward to high speed and quality multimedia services.





The ΣXpan Network Operations Centre operates 24 x 7.

2002 MARCH

SingTel launched ΣXPAN in Hong Kong. ΣXPAN is a suite of managed hosting services that enables corporate clients, application service providers and Internet-related businesses in the region to outsource their entire communications networks and hosting needs to SingTel. There are now 10 ΣXPAN data centres in six markets – Singapore, Australia, Hong Kong, Japan, Korea and Taiwan.

During the year, SingTel strengthened its leading position in Asia's telecommunications landscape. The Group successfully acquired Optus, the number 2 telco in Australia, increased its investment in India's Bharti Group and took a significant stake in Telkomsel of Indonesia.

SingTel is now the largest multi-market mobile operator in the Asia Pacific, serving more than 22 million mobile customers in six markets – Singapore, Australia, India, Indonesia, Philippines and Thailand. Having a presence in various countries allows SingTel to develop its business outside of Singapore and provides exposure to markets that offer a healthy mix of stability and growth.

Optus Acquisition

The Optus deal was a significant step towards SingTel becoming a regional company. More than half of the Group's revenues now come from outside Singapore. Over time, greater synergy between SingTel and Optus business units is expected to contribute towards improving the Group's profitability.

To manage the Group's global operations, SingTel and Optus have merged their international carrier services, international network and international satellite businesses into integrated business units. A global account management team has also been formed. SingTel's key global corporate accounts are managed by this unit, and multinational customers are assured of a common standard of service level across the Group.

The integration exercise will result in estimated cash savings of S$300 million by the end of financial year 2002/03. About 80 per cent of this will come from a reduction in capital expenditure, mainly through optimising the Group's international cable networks and better prices from equipment vendors.

As a result of the Optus transaction, Temasek Holdings' stake in SingTel is now reduced from 78 per cent to 68 per cent. The increased free float consequently contributed to an increase in the weighting of SingTel shares in key market indices.

In Singapore

It has been two years since full competition has been introduced in the Singapore telecommunications market and SingTel continues to maintain its leading position despite the entry of numerous players. As at March 2002, SingTel had about 87 per cent share of the international telephone services market, and half of the mobile market.

In recent years, SingTel has achieved a transformation of its core business. In the 1990s, SingTel's revenues were driven mainly by international telephony. Since then, SingTel has successfully grown its mobile and data businesses, which are today the company's main focus areas.

Revenue from SingTel's mobile operations in Singapore increased 6 per cent during the year. A renewed focus on the postpaid business resulted in the customer base increasing 14 per cent to 1.09 million. Churn among postpaid customers was successfully managed and declined to less than 2 per cent per month in the last quarter of the year.

In Singapore, data services are the largest revenue contributors. Revenue grew 17 per cent due to strong demand for bandwidth. Demand for international circuits, for instance, increased 66 per cent. Growth is expected to continue as the Singapore economy recovers, although this will be more evident in the second half of financial year 2002/03.

SingTel aims to put together the latest technologies and its expertise to make communications easier, faster and more reliable for its customers. SingTel has successfully introduced innovative mobile and data communications services and applications.

SingTel customers were the first to enjoy innovations such as:

- Location-based services in Singapore - SingTel customers can receive vicinity-specific information such as the location of nearby supermarkets or cinemas by using the *SEND service.



There are more than 2,000 languages in Asia. SingTel brings them all together.

- Local Direct Dial service, a world first - SingTel customers enjoy savings when they call the mobile phones of overseas visitors, who are logged onto SingTel's mobile networks in Singapore. These calls are charged at the local rates and callers do not have to pay international call charges.
- MobileShield, an insurance scheme which covers theft, accidental loss or damage of mobile phones.

SingTel was the first operator in the Asia Pacific outside Japan to successfully make 3G packet data calls. It expects to roll out 3G services on a selective basis sometime in 2003, with a nationwide rollout by end 2004.

In the area of broadband services, SingTel conducted an interactive TV (iTV) trial using its ADSL infrastructure. iTV is a unique concept that allow users to participate in interactive TV programmes, surf the Net, send and receive email or shop from the comfort of home through a TV set and set-top box. Users of iTV can control what they want to watch and when to watch it. The results of the trial are currently being assessed.

During the year, SingTel also introduced competitive pricing plans to address the varied needs of its diversified customer base. To promote broadband usage in Singapore, SingNet, SingTel's Internet access service, introduced tiered pricing plans and maximum price caps for its SingNet Broadband service. It also launched new access plans to give broadband users the lowest entry rate for unlimited broadband Internet access. These efforts enabled SingTel to increase its share of the broadband services market to 47 per cent as at March 2002.

For corporate customers, SingTel offered EthernetLink, a new service on its Meg@POP Internet Protocol platform which allows customers to switch to higher bandwidth without installing new equipment or circuits. EthernetLink enables customers to gain instant access to high-speed Ethernet no matter where they are in Singapore, and enjoy unsurpassed coverage and service availability, flexibility and cost savings.

In Australia

SingTel's business in Australia is conducted through its wholly-owned subsidiary, SingTel Optus Pty Limited. Optus celebrated 10 years of operating in Australia in March 2002.

Optus has Australia covered with state-of-the-art infrastructure including satellites, HFC and GSM networks.


OPTUS World

Optus, Australia.

Optus' mobile network covers 94 per cent of the Australian population, delivering some of the region's lowest call congestion and drop out rates.

The Optus fibre backbone operates across Australia from Perth to Cairns via Adelaide, Melbourne, Canberra, Sydney and Brisbane. In August 2001, Optus launched the Brisbane to Cairns Reef Network, which expands Optus' national fibre backbone.

Optus Mobile is recognised for bringing innovative ideas, technologies and solutions to over 4 million Australian mobile users, one in every three Australian mobile users.

Some of its achievements during the year include:

- Launch of GPRS (General Packet Radio Service) handsets and services into the Australian retail market in November 2001, making faster connections to mobile data services widely available to Australian consumers for the first time. Optus had previously been the first to offer GPRS to corporate customers.
- Successful implementation of mobile number portability in September 2001.
- Making of Australia's first 'live' 3G calls in December 2001, which followed Optus' A$900 million deal with Nokia to deliver Australia's first 3G network. The milestone confirmed Optus' position as the leader in mobile data innovation in Australia.

The Optus Consumer and Multimedia business unit provides residential and small business telephony, Optus television, OptusNet Cable Internet and OptusNet dial-up Internet. Its vision is to be the provider of choice for entertainment, information and communication services in Australian homes.

Some notable achievements include:

- Launch of commercial trial of Optus' interactive television, offering interactive features such as Near Video On Demand and games. The trial has about 3,000 paying customers.
- Completion of the integration of Excite@Home Australia into Optus Consumer and Multimedia and rebranding the high-speed service OptusNet Cable.
- A breakthrough agreement in subscription television to resell FOXTEL subscription television channels on the Optus Television cable network.

Consumer and Multimedia has more than 559,000 broadband customers and close to half of those customers take more than one product. Bundling is essential for the continued growth of the business and more than 80 per cent of new customers take bundled products.

Optus Business focuses on providing state-of-the-art products and services and market-leading customer service to small and medium enterprises, corporate customers and State and Federal Government. It also operates a robust wholesale business, which delivers capacity and services to other carriers.

The major achievements of Optus Business in the last financial year include:

- Winning whole-of-business contracts to provide communications services to large corporates;
- Understanding the needs of Federal and State Government has seen Optus Business continue to take market share from other carriers; and
- Enhancing the leading-edge product, Optus Private Internet, with new applications that help business of all sizes with their security and privacy needs.

The relationship between SingTel and Optus is a powerful differentiator for Optus Business, bringing the scale, reach and scope of a leading Asia Pacific service provider to Australian businesses.

In Asia

To tap the rapidly growing communications markets in the Asia Pacific region and to complement its core businesses in Singapore and Australia, SingTel has strategic


Seoul
Beijing
Tokyo
Osaka
Shanghai
Guangzhou
Taipei
C2C
New Delhi
Mumbai
Hanoi
Hong Kong
Bangalore
Chennai
Bangkok
Ho Chi Minh
Manila
Kuala Lumpur
i2i
Singapore
Jakarta
Darwin
Southern Cross
Brisbane
Perth
Adelaide
Sydney
Canberra
Melbourne
SingTel's own cable and satellite network

investments in leading communications service providers in Hong Kong, India, Indonesia, the Philippines, Taiwan and Thailand.

SingTel sees high growth potential in a number of its investments. India, Indonesia, the Philippines and Thailand are among the five fastest growing mobile markets in the world. The four countries have a total population of 1.4 billion but an average mobile penetration of just 2 per cent.

On its own, SingTel has also, over the years, built up its presence across the Asia Pacific. Today, besides the Group's hubs in Singapore and Australia, there are 21 SingTel representative offices in 13 markets. These offices enhance the Group's ability to provide one-stop service for communications services involving multiple destinations.

New regional services launched during the year include:

- ΣXPAN, which enables MNCs, application service providers and Internet-related businesses in the region to outsource their entire communications networks and hosting needs to SingTel. ΣXPAN is provided through a network of 10 data centres in Singapore, Australia, Hong Kong, Japan, South Korea and Taiwan. ΣXPAN is also available in other markets like China, India, Indonesia, Malaysia, the Philippines and Thailand through marketing alliances with local partners.
- ConnectPlus VoIP VPN, a seamless, secure and reliable international voice communications platform targeted at corporate customers who operate in multiple locations in various countries.
- SingNet Global Leased Line Access Service, a 24-hour dedicated leased line access to the Internet, providing corporate local area networks with reliable, fast and efficient connection to the Internet.
- SingNet IP-VPN, which provides organisations that have offices in different countries with Internet access service and support through a single Internet service provider.

To meet demand for low cost international bandwidth, SingTel and other leading telcos in the region launched the C2C project in 2000. The US$2 billion C2C cable network, in which SingTel has a 60 per cent stake, was completed in January 2002. In Japan, C2C has a Type 1 licence that enables it to own and operate network facilities thus giving its customers the flexibility to direct traffic from any of the seven territories that C2C lands in, all the way to the heartland of Japan.

C2C is also the first private cable to land in China. This is a key competitive advantage as it provides a direct gateway to China's dynamic economy, and the ability to meet the country's robust demand for bandwidth. China's entry into WTO is expected to further stimulate growth in Internet and data traffic.

Another cable network, the i2i cable network linking Singapore to Chennai in India, was commissioned in April 2002. The network was developed by Network i2i, a 50:50 joint venture between SingTel and Bharti. The two partners have also established multi gateways in India with carrier hotels in Bangalore, Bhopal, Calcutta, Chennai, Delhi, Hyderabad and Mumbai. Known as i2i Gateways, these carrier hotels will allow customers to set up points of presence in these Indian cities connected via Bharti's domestic links.

RECOGNITION

SingTel's leadership position and competitive strengths continue to receive industry and customer recognition. During the year, SingTel received numerous awards, including:

- 'Best Asian Telecom Operator' in the *Telecom Asia's Readers' Choice Awards 2001*, for the fourth consecutive year;
- 'Best Internet Service Provider' by *Computerworld* magazine, for the second consecutive year;
- 'Top 100 Most Innovative Companies in the World' by US-based magazine, *Red Herring*, in its annual list of top private and public technology companies;
- One of 'Asia's Leading Companies' in the annual *Far Eastern Economic Review* survey;
- One of *FinanceAsia*'s 'Asia's Best Companies 2001'.

In November 2001, SingTel announced the largest-ever corporate debt issuance in Asia (outside of Japan) with its US$2.3 billion worth of fixed rate bonds, issued in three tranches. The issue, was subsequently eight times subscribed and attracted US$17.2 billion in the global book building.

The runaway success of the bond issue won accolades from several leading financial media, including:

- 'Best Bond Deal of 2001' and 'Best Investment Grade Bond Deal' from *FinanceAsia*;
- 'Asian Issuer of the Year' and 'Asia Bond of the Year.' from *Asiamoney*;
- 'International Bond of the Year' from *IFR Asia*;
- 'Best Corporate Deal in Asia for 2001' and 'Best Overall Corporate Deal for 2001' from *Emerging Markets Investor.*

SOCIAL RESPONSIBILITY

The SingTel Group believes in playing an active role in supporting the community and social development of the markets it operates in.

In Singapore, SingTel and its staff contribute annually to the SHARE (Social Help & Assistance Raised by Employees) programme for the less privileged. In addition, for more than 10 years now, SingTel has been giving an annual grant to the National Council of Social Service to meet the telecommunications needs of various charities. This grant has been well utilised to offer services such as counselling helplines.

During the year, SingTel contributed more than S$1.2 million to various charities in Singapore. SingTel's festive charity campaign 'The Gift of Staying in Touch' at the end of 2001, raised S$500,000 for four charities and fulfilled some 1,000 wishes of the beneficiaries. To mark the completion of the refurbishment of its headquarters, SingTel organised the SingTel Charity Vertical Challenge in October 2001 and contributed S$220,000 to four charities in support of their communications programmes.



Doing our bit for a charitable cause.

During the year, Optus published its first combined annual Environment and Community Report, the first telecommunications company in Australia to do so. The report encompasses Optus achievements and goals in relation to environmental sustainability, and across many important community issues. The online report is available at www.optus.com.au.

Some of Optus' achievements include its work practices with mobile base stations, battery recycling, helping people with special needs and more. Optus sponsorship is an essential part of its marketing communications and reflects the company's commitment to giving back to the communities and people who support it. In order to cover the breadth and depth of Optus' customer base, the company works with a range of organisations in areas covering arts, sports, community and education.

OUR PEOPLE

The SingTel Group's staff strength at 31 March 2002 was 21,535 of which 8,283 were based in Australia.

SingTel believes that people play an integral part in making the company successful. It has implemented various training programmes to upgrade the skills of staff. A total of S$10.3 million was invested in staff training during the year.

Likewise, in Australia, 95 per cent of Optus full-time permanent staff completed a training or development programme during the year. These include programmes for school leavers, new University graduates, customer facing staff and individuals in leadership positions.



Anderson Bridge, Singapore

SINGAPORE TELECOMMUNICATIONS LTD

FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED 31 MARCH 2002

	2002 S$ million	2001 S$ million	Change %
Operating revenue	**7,338.2**	**4,925.5**	**49.0**
EBITDA			
- before exceptional items	3,634.5	3,290.2	10.5
Operational EBITDA margin	**41.7%**	**52.9%**	**NM**
Profit on ordinary activities after tax			
- before goodwil	1,984.4	2,006.3	-1.1
- after goodwill and exceptional items	1,631.3	2,006.3	-18.7
Earnings per share (cents)			
- before goodwill	11.87	13.00	-8.7
- after goodwill and exceptional items	9.76	13.00	-24.9

As at	31 Mar 2002 S$ million	31 Mar 2001 S$ million	Change %
Total assets	**35,157.2**	**16,205.0**	**117.0**
Net Debt/(Cash)	**10,147.2**	**(3,095.4)**	**NM**
Shareholders' funds	**14,579.0**	**8,758.1**	**66.5**
Net debt gearing ratio	**40.3%**	**NM**	**NM**

Notes:

(1) On statutory basis, the financial results of Optus are consolidated from 30 September 2001. The prior year comparatives do not include the results of Optus.

(2) See separate Optus' Management Discussion & Analysis for discussion of Optus results on a year-on-year comparable basis.

GLOSSARY

"ARPU" means average revenue per user.

"ATM" means Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.

"Backhaul" means transmission links connecting frontier stations (submarine cable stations or satellite earth stations) to the domestic network or between frontier stations.

"C2C" means C2C group of companies, of which SingTel has an effective equity interest of 59.5%.

"Churn" means the transfer of a customer's telecommunications service from one provider to another.

"CPF" means the Singapore Government-administered Central Provident Fund, which provides social security and financial protection benefits mainly to employees in Singapore.

"EBITDA" means earnings before interest, tax, depreciation and amortisation.

"IDA" means the Infocommunications Development Authority of Singapore.

"Inmarsat" means International Maritime Satellite Organisation.

"NA" means not applicable.

"NM" means not meaningful.

"Optus" means SingTel Optus Pty Limited, a SingTel wholly-owned subsidiary, and its subsidiary companies.

"PDPN" means Public Data and Private Network.

"SMS" means Short Message Service.

"Singapore GAAP" means accounting principles generally accepted in Singapore.

"SingTel" means SingTel Group excluding Optus.

"YOY" refers to YTD - March 2002 compared to YTD- March 2001.

"YTD" refers to financial year from 1 April.

CONSOLIDATED SUMMARY INCOME STATEMENTS

For The Year Ended 31 March 2002

	2002 Group S$ million	2001 Group S$ million	Change % Group	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Operating revenue	**7,338.2**	**4,925.5**	**49.0**	**4,922.7**	**4,925.5**	**-0.1**
Operating expenses	(4,323.0)	(2,412.8)	79.2	(2,370.1)	(2,412.8)	-1.8
	3,015.2	2,512.7	20.0	2,552.6	2,512.7	1.6
Other income	41.8	91.6	-54.4	34.6	91.6	-62.2
Operational EBITDA	**3,057.0**	**2,604.3**	**17.4**	**2,587.2**	**2,604.3**	**-0.7**
Compensation from IDA	337.0	337.0	-	337.0	337.0	-
Share of results of associated and joint venture companies						
-ordinary operations	323.9	348.9	-7.2	366.9	348.9	5.2
-exceptional items	(83.4)	-	NM	(83.4)	-	NM
	240.5	348.9	-31.1	283.5	348.9	-18.7
EBITDA	**3,634.5**	**3,290.2**	**10.5**	**3,207.7**	**3,290.2**	**-2.5**
Amortisation of goodwill	(353.1)	-	NM	(351.2)	-	NM
Depreciation and other amortisation	(1,016.7)	(572.2)	77.7	(587.0)	(572.2)	2.6
EBIT	**2,264.7**	**2,718.0**	**-16.7**	**2,269.5**	**2,718.0**	**-16.5**
Net finance income	(81.3)	259.9	NM	27.6	259.9	-89.4
Profit before EI and tax	**2,183.4**	**2,977.9**	**-26.7**	**2,297.1**	**2,977.9**	**-22.9**
Exceptional items ("EI")	(60.9)	(243.6)	-75.0	(60.9)	(243.6)	-75.0
Profit before tax	**2,122.5**	**2,734.3**	**-22.4**	**2,236.2**	**2,734.3**	**-18.2**
Taxation	(498.0)	(715.1)	-30.4	(503.3)	(715.1)	-29.6
Profit after tax	**1,624.5**	**2,019.2**	**-19.5**	**1,732.9**	**2,019.2**	**-14.2**
Minority interests	6.8	(12.9)	NM	6.8	(12.9)	NM
Profit attributable to shareholders	**1,631.3**	**2,006.3**	**-18.7**	**1,739.7**	**2,006.3**	**-13.3**
Operational EBITDA margin	41.7%	52.9%	NM	52.6%	52.9%	NM
Earnings per share (cents)						
-before goodwill	11.87	13.00	-8.7			
-after goodwill and exceptional items	9.76	13.00	-24.9			
Weighted average no of shares (million)	16,720.0	15,429.6	8.4			

NOTES FOR FINANCIAL STATEMENTS PREPARED ON STATUTORY BASIS

1 Acquisition Of Optus

Under Singapore GAAP, the results and net assets of Optus are to be consolidated in the Group's financial statements with effect from the date in which the offer for Optus' shares becomes unconditional, which was 30 August 2001. The Group however completed compulsory acquisition of shares in Optus in October 2001.

The contribution of Optus' results for the month of September 2001 was deemed not material for inclusion in the Group's results, and Optus' results are only consolidated as of 30 September 2001.

Goodwill on acquisition of Optus is provisionally estimated at S$11.4 billion, and is amortised over its expected useful life of 20 years from 31 August 2001.

The adjustments made on acquisition of Optus were as follows:

	Previous 30 September 2001 S$million	Revised 30 September 2001 [1] S$million
Net identifiable assets	**4,990.3**	**4,990.3**
GAAP and fair value adjustments :		
Capacity sales and purchases	(512.0)	(512.0)
Customer acquisition costs	(636.8)	(636.8)
Capitalisation of overhead costs	(216.4)	(216.4)
Partial depreciation of network assets	(191.2)	(191.2)
Other policy differences	(41.5)	(41.5)
Fair value of network assets	(359.4)	(1,125.8)
Fair value of telecom licences	(644.0)	(662.2)
Fair value of other non-current assets	(132.1)	(132.1)
Deferred tax asset	-	365.3
Other fair value adjustments	(36.1)	(183.6)
Preliminary estimates of fair value	**2,220.8**	**1,654.0**
Purchase consideration [2]	13,030.9	13,022.4
Provisional goodwill	**10,810.1**	**11,368.4**

Notes:
(1) The fair values of Optus assets were revised in March 2002.
(2) Reduction due to adjustment for over-accrual of professional expenses.

2 Pending Litigation - Compensation From IDA (Infocommunications Development Authority Of Singapore)

In 1997, SingTel was paid a sum of S$1.5 billion by IDA constituting compensation for the damage caused by the modification of its licence.

The Inland Revenue Authority of Singapore had in October 2000 informed SingTel and IDA that the compensation amount would not attract any income tax liability. IDA has quantified the sum of S$388 million as being the tax component that was allegedly factored into the compensation amount.

The IDA has commenced legal proceedings to recover S$388 million of the compensation amount, plus interest and costs. SingTel disagrees with the IDA on its entitlement to the recovery of the sum and is defending the claim.

Pending resolution of the dispute, SingTel has not made any provision in its financial statements regarding the IDA's claim. The annual impact of this dispute on the income statement would be S$55.4 million in profit after tax, excluding interest and costs. The cumulative effect as at 31 March 2002 would be S$110.9 million in profit after tax.

3 Effect Of Change In Singapore Corporate Tax Rate

The effect of the reduction in the corporate tax rate from 24.5% to 22% as announced by the Singapore Government on 3 May 2002 will apply from the year of assessment 2003, i.e. in relation to the Group, its financial year ended 31 March 2002. This will reduce the Group's tax charge by approximately S$100 million, including the impact on the Group's current tax payable and deferred tax liability. However given that the announcement was made only after the Group's balance sheet date of 31 March 2002, in compliance with the reporting requirements of Statement of Accounting Standard 12, no adjustment has been made to the Group's 31 March 2002 financial statements to reflect the effect of the reduced corporate tax rate. This reduction in tax charge of S$100 million will be booked in the financial year ending 31 March 2003.

REVIEW OF OPERATING PERFORMANCE

SingTel Group (Including Optus)

Following the inclusion of Optus from 1 October 2001, the Group's operating revenue for the year ended 31 March 2002 increased 49.0% to S$7.34 billion. Optus contributed S$2.42 billion.

The Group's largest revenue contributors were Mobile Communications (S$2.04 billion) and Public Data and Private Network (S$1.51 billion), representing 28% and 21% respectively of the Group's revenue mix.

Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased by S$344 million, or 10.5%, to S$3.63 billion. The contribution from Optus to Group EBITDA was S$427 million.

With the impact of higher depreciation, interest charges and goodwill amortisation, the Group's profit after tax declined 18.7% to S$1.63 billion.

Excluding the effect of goodwill amortisation, the Group's profit after tax registered decline of 1.1% to S$1.98 billion.

SingTel (Excluding Optus)

For the year ended 31 March 2002, SingTel's core business in Singapore continued to be resilient despite an overall weaker economic environment. Operating revenue was little changed at S$4.92 billion while operating expenses fell 1.8% to S$2.37 billion. Operating profit increased 1.6% to S$2.55 billion.

Revenue from Public Data and Private Network services increased 16.9% to S$1.25 billion, or 25% of SingTel's operating revenue. This was offset by a 10.3% decline in revenue from International Telephone services to S$1.08 billion.

Traffic expenses were maintained at S$669 million while Selling and Administrative costs decreased significantly by 12.2% to S$519 million. Staff costs rose 9.2% to S$728 million due mainly to a four-percentage point increase in the employers' Central Provident Fund ("CPF") contribution rate in January 2001, the first time accrual for unconsumed staff leave of S$20 million and staff restructuring costs of S$13 million.

For the year, SingTel's operational EBITDA margin remained healthy at 52.6%.

Contributions from associated and joint venture companies amounted to S$284 million, accounting for 12.7% of SingTel's pre-tax profit. The decline in contributions was due to exceptional charges for staff restructuring at Belgacom of S$163 million and accelerated depreciation recorded by AIS of S$17 million. This was partially offset by a S$97 million gain on deemed disposal of a subsidiary by Belgacom. Excluding these one-off exceptional items, contributions of the associated and joint venture companies would have increased 5.2%, mainly from increases in the share of profits from AIS and Globe Telecom, as well as a first time contribution from Telkomsel.

Net finance income decreased by 89.4% due to higher financing costs from increased borrowings and lower finance income from a smaller fund size, with funds being applied for the acquisition of Optus and other investments.

SingTel (Excluding Optus) (Cont'd)

The effective tax rate of SingTel ex-Optus decreased by 3.7% due mainly to tax rebates.

Profit after tax declined 13.3% to S$ 1.74 billion. Excluding the effects of goodwill amortisation, mainly attributed to Optus' acquisition, profit after tax would have increased by 4.2%.

Optus

For the year ended 31 March 2002, operating revenue grew 7% over last year on a Sing GAAP basis. Improved cost management saw Operational EBITDA rose 14%, and Operational EBITDA margin improved by 1% to 18.4%. In the second half, Operational EBITDA grew 11% over the first half. EBITDA, which includes the share of results of joint venture companies such as Southern Cross, grew by 14% over last year.

Please refer to the separate Management Discussion And Analysis on Optus for more information.

Operating Revenue by Product and Service

For The Year Ended 31 March 2002

	2002 Group S$ million	Mix %	2002 SingTel S$ million	Mix %	2001 SingTel S$ million	Mix %	Change % SingTel
Mobile Communications	2,041.8	28	903.3	18	885.5	18	2.0
Public Data and Pte Network	1,512.2	21	1,245.0	25	1,065.0	22	16.9
International Telephone	1,304.6	18	1,079.1	22	1,203.1	24	-10.3
National Telephone	1,128.4	15	591.9	12	588.0	12	0.7
IT and Engineering	513.0	7	478.3	10	480.1	10	-0.4
Postal Services	354.5	5	354.5	7	341.0	7	4.0
Sale of Equipment	170.8	2	113.7	2	166.7	3	-31.8
Directory Advertising	77.7	1	77.7	2	107.2	2	-27.5
Satellite revenue	98.1	1	10.8	-	10.6	-	1.9
Cable Television	70.2	1	-	-	-	-	NM
Others	66.9	1	68.4	1	78.3	2	-12.6
	7,338.2	**100**	**4,922.7**	**100**	**4,925.5**	**100**	**-0.1**
Operating revenue	**7,338.2**				**4,925.5**		**49.0**
Proportionate share [(1)]	2,627.3				1,917.4		37.0
Enlarged revenue	**9,965.5**				**6,842.9**		**45.6**

Note:
(1) Proportionate share of revenue of associated and joint venture companies is based on operating revenue of an associated or joint venture company, multiplied by SingTel's effective ownership interest in the entities.

With the inclusion of Optus' revenue contribution from 1 October 2001, total operating revenue for the Group grew to S$7.34 billion. Mobile Communications rose to become the top revenue contributor at 28%, compared to 18% a year ago. Public Data And Private Network ("PDPN") and International Telephone were the next two largest segments, accounting for 21% and 18% respectively.

Including the proportionate share of operating revenue from its associated and joint venture companies, the Group's consolidated revenue for the year ended 31 March 2002 increased by 45.6% to S$9.97 billion. The proportionate share of operating revenue of the associated and joint venture companies constituted 26% (YTD-Mar 2001: 28%) of the enlarged operating revenue.

OPERATING REVENUE BY PRODUCT AND SERVICE (CONT'D)

For SingTel (excluding Optus), the largest revenue contributor (25%) was PDPN services, which saw revenue increase of 16.9%, the largest growth among all revenue streams.

International Telephone contributed 22% to SingTel's total revenue from 24% in the previous year, a result of rate reductions and a higher proportion of lower- priced services used by customers.

The decline in Directory Advertising revenue was due to S$20.4 million of additional revenue recognised last year arising from a change in revenue recognition accounting policy.

MOBILE COMMUNICATIONS

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Mobile Communications	**2,041.8**	**903.3**	**885.5**	**2.0**

In the year under review, the Group's mobile communications revenue increased to S$2.04 billion, with Optus contributing S$1.14 billion (55.8%) from six months of its mobile operations.

SingTel (Singapore Operations)	2002 S$ million	2001 S$ million	Change %
Cellular [1]	761.4	716.0	6.3
Paging service	66.4	111.0	-40.2
Aeronautical and maritime	82.5	69.8	18.2
Less: Intercompany eliminations	(7.0)	(11.3)	-38.1
	903.3	**885.5**	**2.0**
Key Drivers			
Cellular			
No. of Mobile subscribers ('000)			
Prepaid [2]	406.9	585.8	NM
Postpaid	1,085.7	951.1	14.2
	1,492.6	**1,536.9**	**NM**
Mobile Penetration rate [3]	74.5%	68.4%	NM
Postpaid			
Minutes of use per subscriber per mth	328.0	371.0	-11.6
ARPU (S$/mth) [1]	74.0	83.0	-10.4
Total market share	49.9%	55.9%	NM
Prepaid	50.2%	71.5%	NM
Postpaid	48.6%	49.3%	NM

SingTel (Singapore Operations)	2002 S$ million	2001 S$ million	Change %
Key Drivers			
Paging			
No. of subscribers ('000)	317.9	505.9	-37.2
Paging revenue per subscriber per mth (S$)	13.2	13.4	-1.5
Paging penetration rate [3]	10.7%	17.9%	NM
Total market share	74.1%	70.2%	NM

Notes:
(1) Cellular revenue excludes revenue earned from international calls, which is classified under "International Telephone" revenue. ARPU includes revenue earned from international calls.
(2) Included 25.8K of wholesale subscribers.
(3) Penetration based on industry subscribers divided by total population of 4.017 million as published by IDA.
(4) Subscriber acquisition costs (comprising commission and rebates) for postpaid subscribers was S$162 in FY2002.

Mobile communications revenue from SingTel's Singapore operations was up 2.0% year-on-year to S$903 million, due to a higher postpaid cellular subscriber base, increased SMS usage and higher demand for aeronautical and maritime services. These gains were offset by a lower cellular ARPU and a decline in revenue from paging services.

CELLULAR

Cellular revenue increased by an encouraging 6.3% from a year ago. SingTel Mobile maintained its market share at about 50%.

The number of postpaid subscribers increased significantly year-on-year by 14.2% to 1.09 million from a year ago. Reflecting SingTel emphasis on customer retention, the churn rate improved from an average of 2.5% per month in the previous year to an all-time low of 1.8% per month for the year under review. ARPU among postpaid subscribers, however, decreased by 10% to about S$74 due mainly to lower minutes of use and lower tariffs for international services.

From September 2001 to November 2001, SingTel terminated 321,000 prepaid lines, which had no top-up activity for more than six months. With this mass termination of prepaid accounts, the base number of prepaid subscribers totalled 381,000 as at 31 March 2002 and the adjusted prepaid ARPU for the month of March 2002 stood at S$17.

PAGING

SingTel Paging maintained its market leadership position with a share of 74%. ARPU remained constant at S$13 per month. The number of paging subscribers fell 37% to 318,000. However, the net decline in subscribers was slower during the latter part of the financial year.

SingTel Paging has been rationalising its operations and network in view of the declining subscriber base. It has stopped offering the less popular value-added services such as two-way paging, PageConnect, PageFax and PageForward and scaled down its call centre operations. With the reduced costs, the Group has been able to maintain a healthy margin on this business.

AERONAUTICAL AND MARITIME

Revenue from aeronautical and maritime services grew 18.2% to S$82.5 million. Inmarsat mobile satellite services had revenue growth of 18.0%, from increased traffic and higher collection rates. The success of new value added services, such as email and location tracking via Inmarsat phones, had stimulated demand and increased market share.

PUBLIC DATA AND PTE NETWORK ("PDPN")

For The Year Ended 31 March 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Public Data and Private Network	**1,512.2**	**1,245.0**	**1,065.0**	**16.9**

On a statutory basis, revenue from PDPN services grew by 42.0% to S$1.51 billion, including a half-year contribution of S$267 million from Optus.

SingTel (Singapore Operations)	2002 S$ million	2001 S$ million	Change %
International leased circuits	436.2	378.7	15.2
Local leased circuits	370.6	295.9	25.2
Frame relay	54.9	73.5	-25.3
ATM	57.5	40.6	41.6
ISDN	66.0	63.7	3.6
Others	117.6	107.2	9.7
Data services revenue	**1,102.8**	**959.6**	**14.9**
SingTel Internet Exchange	66.9	62.0	7.9
Narrowband	150.3	136.8	9.9
Broadband [1]	50.8	37.8	34.4
Internet related revenue	**268.0**	**236.6**	**13.3**
Capacity sales revenue	**18.6**	-	**NM**
Less: Intercompany eliminations	(144.4)	(131.2)	10.1
Total	**1,245.0**	**1,065.0**	**16.9**
Key Drivers			
No. of broadband customers ('000) [2]	73.0	36.0	102.8
No. of paying Internet dial up customers ('000)	264.0	292.0	-9.6

Notes:
(1) SingTel's broadband services comprise SingTel B-access (wholesale service), SingNet Broadband and Magix.
(2) Includes both retail and wholesale broadband subscribers.

Excluding contributions from Optus, revenue from PDPN services grew by S$180 million or 16.9% year-on-year. Data service revenue contributed 79% to total PDPN revenue. It grew 14.9% during the year.

For the year, revenue from international and local leased circuits increased by 15.2% and 25.2% respectively. This was largely the result of customers migrating from lower to higher bandwidth circuits and switching from analogue to digital circuits. A growing wholesale sector also contributed to the increase in revenue.

SingTel's revenue from its three major Internet-related services are grouped under the Public Data and Private Network segment. Revenue from SingTel Internet Exchange (STiX), SingNet and Magix increased 13.3% during the year to S$268 million.

PUBLIC DATA AND PTE NETWORK ("PDPN") (CONT'D)

STiX operates one of the largest Internet exchanges in the Asia Pacific region, excluding Japan. It provides a high quality IP transit service through its extensive network for both local and overseas ISPs. While demand for Internet bandwidth was strong, significant price decreases resulted in revenue from STiX growing by a slower 7.9%, compared to 40% a year ago.

Revenue from narrowband services increased by 9.9% mainly from higher ARPU, which rose 10.0% as traffic increased. Revenue from broadband services grew 34.4% during the year with increased revenue from SingNet Broadband and wholesale broadband.

Capacity sales revenue represents the amortised income of capacity sold on C2C network. C2C started to recognise revenue from January 2002, when traffic was activated on the network.

INTERNATIONAL TELEPHONE REVENUE

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
International Telephone [1]	**1,304.6**	**1,079.1**	**1,203.1**	**-10.3**

The Group's International Telephone revenue increased by 8.4% to S$1.31 billion, with Optus contributing S$226 million from six months of operations.

SingTel (Singapore Operations)	2002 S$ million	2001 S$ million	Change %
International (including Malaysia) call revenue	819.0	900.7	-9.1
Inpayments and net transit	260.1	302.4	-14.0
	1,079.1	**1,203.1**	**-10.3**
Key Drivers			
IDD outgoing traffic minutes (M min)	1,095.3	1,030.7	6.3
Average IDD call collection rate			
- net basis (S$/min) (exclude Malaysia)	0.580	0.701	-17.3
Market share [2]	87%	95%	NM

Notes :

(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.

(2) Market share is computed based on SingTel's total outgoing international (including Malaysia) and transit minutes over the industry minutes as published by IDA from Jan 2001.

For the year ended 31 March 2002, International Telephone revenue from SingTel's Singapore operations declined by S$124 million, or 10.3%, compared to a decline of 26.8% in the last financial year. It declined 6.8% in the fourth quarter compared to the third quarter.

The economic slowdown in Singapore and the region had caused the number of international outgoing minutes (excluding Malaysia) to show slower growth of 6.3% (YTD Mar 2002: +16.5%) year-on-year. SingTel recorded a total of 1.1 billion outgoing minutes during the year.

INTERNATIONAL TELEPHONE REVENUE (CONT'D)

The average net collection rate for International Telephone calls (excluding Malaysia) declined by 17.3% to S$0.58 per minute, a result of changes in the product mix and a larger wholesale business. For the year, lower priced services like BudgetCall 013 and v019 accounted for about 32% of total international telephone traffic, compared to about 30% a year ago. Wholesale minutes accounted for 11%, compared to 9% a year ago, of total traffic minutes.

Incoming minutes increased by 5% during the year. However, a 24.8% decline in inpayment rates resulted in overall inpayment revenue decreasing by 21.1%.

NATIONAL TELEPHONE

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Domestic long distance voice	309.3	-	-	-
DEL [1], interconnect, payphone etc	819.1	591.9	588.0	0.7
Total	**1,128.4**	**591.9**	**588.0**	**0.7**

Note:
(1) DEL : Direct Exchange Line

National Telephone revenue comprises revenue derived from national telephone services (including domestic long distance), settlement of domestic telephone calls originated by competing fixed line and wireless service providers, enhanced telephone services and revenue from payphones.

The Group's revenue from National Telephone services was S$ 1.13 billion, with six months' contribution from Optus amounting to S$537 million.

SingTel (Singapore Operations) Key Drivers	2002	2001	Change %
DEL working lines ('000)			
Residential	1,159	1,158	0.1
Business	786	787	-0.2
	1,944	**1,944**	**0.0**
DEL market share	99.9%	99.9%	NM
DEL penetration rate [1]	48.5%	48.4%	NM

Note:
(1) Penetration based on industry lines divided by total population of 4.017 million as published by IDA.

SingTel remains the leading provider of National Telephone services in Singapore with negligible market share loss despite market liberalisation in April 2000. For the year, National Telephone revenue from Singapore operations amounted to S$592 million, little changed from the previous year.

DEL revenue was flat while revenue from enhanced network services edged up 4.8%. Revenue from payphone services increased 34.3% due to recognition of an additional S$12.4 million of deferred revenue relating to unutilised phone card balances (for which provision was no longer required) and the implementation of an access charge during the year.

NATIONAL TELEPHONE (CONT'D)

SingTel's telephone network size was maintained at 1.94 million lines as at 31 March 2002.

The number of payphones was further reduced as SingTel progressively resized its payphone network to achieve optimum returns on payphones.

IT AND ENGINEERING SERVICES

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
IT and Engineering Services	**513.0**	**478.3**	**480.1**	**-0.4**

The Group's IT and Engineering Services are provided primarily through subsidiaries, National Computer Systems ("NCS") and SingTel Aeradio.

Excluding Optus, revenue in this segment was maintained at S$478 million. Compared to the third quarter, revenue was up 41.4% in the fourth quarter, due largely to seasonal factors.

NCS, which contributes about two thirds of IT and Engineering revenue, registered growth in operating revenue of 13.5% for the year, mainly from higher demand for applications, facility maintenance and IT outsourcing services.

SingTel Aeradio registered a decline in revenue of 17.5% due to lower corporate demand for system integration projects.

POSTAL SERVICES

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Postal services	**354.5**	**354.5**	**341.0**	**4.0**

SingTel **Key Driver**	2002	2001	Change %
Traffic volume ('000)	**832.4**	**825.3**	**0.9**

Postal services revenue increased by S$13.5 million, or 4.0%, due to higher domestic postal rates implemented in November 2000. Mail volume recorded a slight growth of 0.9% during the year.

SALE OF EQUIPMENT

For The Year Ended 31 March 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Sale of equipment	**170.8**	**113.7**	**166.7**	**-31.8**

Revenue from this segment includes the sale of communications equipment to corporate and retail customers through direct marketing, retail outlets and the Internet. The contribution from Optus from six months of operations was S$57 million.

Despite an increase in the number of handsets sold by subsidiary Telecom Equipment, equipment sales under SingTel (excluding Optus) recorded a decline of 31.8% compared to the previous year. The decline was 5.7% in the fourth quarter compared to third quarter.

The lower equipment sales revenue was due to more aggressive pricing in the bundling of handsets with cellular services. Sales of other products such as terminal equipment, pagers and accessories also decreased.

DIRECTORY ADVERTISING

For The Year Ended 31 March 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Directory advertising	77.7	77.7	86.8	-10.5
Revenue accounting change	-	-	20.4	NM
	77.7	**77.7**	**107.2**	**-27.5**

Revenue from Directory Advertising is derived from the operations of subsidiary SingTel Yellow Pages, which produces the Singapore Phone Book and Yellow Pages in print, Internet, WAP and telephone operator-assisted formats.

The 27.5% decline in revenue for the year was due largely to S$20.4 million of additional revenue recognised in the last financial year as a result of a change in accounting policy then for recognition of advertising revenue.

Compared to the third quarter, revenue from Directory Advertising increased by 15.7% in the fourth quarter. This was due to the publication of an additional industry directory in January 2002.

OPERATING EXPENSES (BEFORE DEPRECIATION AND AMORTISATION)

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	Mix %	2002 SingTel S$ million	Mix %	2001 SingTel S$ million	Mix %	Change % SingTel
Traffic expenses	1,317.7	30	669.2	28	668.9	28	0.0
Selling & administrative	1,202.1	28	519.4	22	591.5	25	-12.2
Staff costs	976.5	23	727.6	31	666.6	28	9.2
Cost of sales	701.3	16	421.5	18	458.3	19	-8.0
Repairs & maintenance	181.5	4	89.4	4	83.9	3	6.6
Others [1]	(56.1)	(1)	(57.0)	(3)	(56.4)	(3)	1.1
	4,323.0	**100**	**2,370.1**	**100**	**2,412.8**	**100**	**-1.8**

Note:
(1) Others include government grants, recoveries of costs for damage claims, non-staff costs capitalised to assets and cost of new line plant diversion.

SingTel's operating expenses for the year (before depreciation and amortisation) declined 1.8% to S$2.37 billion. The main increase was in Staff costs, an increase of 9.2%. Selling and Administrative expenses were well contained, falling 12.2% for the year. Optus' operating expenses from the second half contributed S$1.95 billion to the Group's operating expenses.

STAFF COSTS

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Staff costs	**976.5**	**727.6**	**666.6**	**9.2**

Key Drivers	2002	2001	Change %
SingTel Average number of employees	**13,458**	**13,335**	**0.9**
Revenue per employee (S$'000)	365.8	369.4	-1.0
Operational EBITDA per employee (S$'000)	192.2	195.3	-1.6

Number of employees as at 31 March	2002	2001	Change %
SingPost Group	2,235	2,265	-1.3
NCS Group	2,351	2,282	3.0
SingTel and other subsidiaries	8,666	8,897	-2.6
Subtotal	13,252	13,444	-1.4
Optus	8,283	8,473	-2.2
Total Group	**21,535**	**21,917**	**-1.7**

STAFF COSTS (CONT'D)

The higher Staff costs were due mainly to the increase in the CPF employer contribution rate from 12% to 16% effective January 2001, first time accrual for unconsumed staff leave of S$20 million as required under Singapore GAAP. In addition, staff gratuity totalling S$13 million was paid out as part of the Group's staff restructuring schemes.

SingTel's staff strength had decreased slightly to 13,252 from 13,444 a year ago. In view of the poorer economic outlook, the Group, including Optus, has implemented a headcount freeze. NCS' headcount, however, increased slightly due to expansion in China and Hong Kong and to support revenue growth.

TRAFFIC EXPENSES

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Traffic expenses	**1,317.7**	**669.2**	**668.9**	**0.0**

Total Traffic expenses increased to S$1.32 billion with the inclusion of Optus' traffic expenses from the second half of S$649 million.

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Telecom - outpayments [(1)]	588.4	390.2	446.6	-12.6
Postal - outpayments	40.3	40.3	39.4	2.3
	628.7	430.5	486.0	-11.4
Interconnect	375.9	39.0	11.0	254.5
Leases [(2)] & Mail Conveyance	313.1	199.7	171.9	16.2
	1,317.7	669.2	668.9	0.0

Notes :

(1) The bulk of outpayments relate to the cost of carrying voice traffic.

(2) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and lease circuit charges.

There was little change to SingTel's overall Traffic expenses. Higher interconnect and lease expenses were offset by lower outpayments.

Total outpayments declined as the average outpayment rate dropped 16.8%. SingTel continues to successfully manage the costs of delivering international call traffic, and maintain a healthy margin on international telephone services.

Outpayments for postal services increased by 2.3%, principally due to the introduction of new terminal charges for international registered and insured items from January 2001.

Higher interconnect charges arose as a result of higher Internet and SMS traffic from SingTel customers terminating on other operators' networks.

Lease expenses increased principally because of higher backhaul charges as more circuits were commissioned to support SingTel's own end-to-end managed data services, compared to bilateral arrangements previously.

COST OF SALES

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Cost of sales	701.3	421.5	458.3	-8.0

Optus' Cost Of Sales from the second half contributed S$280 million to overall Cost of Sales.

The decline in Cost of Sales for SingTel's operations is attributable to the lower related operating revenue.

SELLING & ADMINISTRATIVE EXPENSES

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Selling & administrative	1,202.1	519.4	591.5	-12.2

Excluding Optus, SingTel's Selling and Administrative expenses were reduced by S$72.1 million or 12.2%. The savings were mainly from reduced expenditure in advertising, sales promotions and supplies and services.

OTHER INCOME, NET (EXCLUDING AMORTISATION)

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Other income, net	41.8	34.6	91.6	-62.2

Other income (net) comprises incidental income or expenses such as rental income, gain or loss on disposal of property, plant and machinery and trade foreign exchange differences. The reduction in other income of 62.2% was due to one-off gains from the sale of certain assets last year.

SHARE OF RESULTS OF ASSOCIATED AND JOINT VENTURE COMPANIES

FOR THE YEAR ENDED 31 MARCH 2002

	Effective Equity Interest %	2002 S$ million	2001 S$ million	Change %
Share of ordinary profits/(losses) of :				
Belgacom S.A. [1]	12.15	210.1	250.9	-16.3
AIS [1]	21.53	130.8	106.0	23.4
Globe Telecom [1]				
- share of results	29.07	62.8	42.0	49.5
- share of forex losses		(6.5)	(50.4)	-87.1
Telkomsel	22.28	33.3	-	NM
Bharti Telecom / Bharti Tele-Ventures [3]		(0.4)	(3.6)	-88.9
Lycos Asia [1]	50	(19.7)	(18.8)	4.8
SESAMi Inc. [4]	44.5	(18.0)	(3.1)	480.6
New Century Infocomm [1] ("NCIC")	24.29	(12.6)	0.4	NM
Others		(12.9)	25.5	NM
		366.9	**348.9**	**5.2**
Share of exceptional profits/(losses) of :				
Belgacom -staff restructuring costs		(163.3)	-	NM
-deemed disposal of a subsidiary		97.2	-	NM
AIS - accelerated depreciation of analogue cellular system		(17.3)	-	NM
		(83.4)	**-**	**NM**
Total - SingTel		**283.5**	**348.9**	**-18.7**
Total - Optus		**(43.0)**	**-**	**NM**
Group		**240.5**	**348.9**	**-31.1**

Notes:

(1) These companies have December financial year ends. SingTel equity accounted for share of results of these companies for the year to 31 December 2001.

(2) The statutory accounts of the associated and joint venture companies are prepared based on local GAAP. Where necessary, the accounting policies of these investments have been restated to ensure consistency with the accounting policies adopted by the Group.

(3) SingTel's interest in Bharti consists of a 26.96% equity interest in Bharti Telecom Ltd and a 15.95% equity interest in Bharti Tele-Ventures Ltd, a subsidiary of Bharti Telecom Ltd, resulting in effective interest in Bharti Tele-Ventures Ltd of 28.46%.

(4) SESAMi was a subsidiary last year. It became a joint venture company and is equity accounted for only from February 2001.

For the year under review, contributions from associated and joint venture companies accounted for 11.3% of the Group's profit before tax, compared to 12.8% a year ago.

SingTel's share of results of associated and joint venture companies were lower by S$65.4 million, or 18.7%, due mainly to lower contributions from Belgacom and an exceptional accelerated depreciation charge recorded by AIS. Excluding one-off items, SingTel's share of results increased S$18.0 million, or 5.2%, on the back of higher earnings from AIS and Globe Telecom, as well as a first time contribution from Telkomsel, following the acquisition of a 22.3% stake in December 2001.

BELGACOM

Belgacom is the leading telecommunications company in Belgium, providing a full range of mobile, local, regional and international telephone services, leased-lines and data communications. Its mobile subsidiary, Proximus-Belgacom Mobile, is the market leader in Belgium.

SHARE OF RESULTS OF ASSOCIATED AND JOINT VENTURE COMPANIES (CONT'D)

BELGACOM (CONT'D)

Belgacom recorded lower operating profits even though operating revenue increased 4.8%. A fully liberalised market has eroded margins. Tariffs were reduced, a result of price rebalancing since October 2000. Its mobile business however continued to grow, with higher subscriber base and improved revenue.

Belgacom took a charge for staff restructuring costs in the last quarter of 2001 which will improve its cost structure. This, however, was partially mitigated by the gain on deemed disposal of a subsidiary. On a post-tax basis, these exceptional items have no net material impact to Belgacom's earnings contribution.

ADVANCED INFO SERVICE ("AIS")

AIS is the largest mobile communications operator in Thailand. It is listed on the Stock Exchange of Thailand.

SingTel's share of results from AIS increased S$24.8 million, or 23.4%, due largely to very strong take-up rates. Reduced handset prices and tariffs, along with the increasing popularity of pre-paid services, stimulated demand.

The number of AIS mobile subscribers (including DPC) increased to 6.56 million as at March 2002, more than double the number of subscribers a year before. AIS had a market share of 67% while Thailand's mobile penetration rate stood at only 16%.

For the last quarter of 2001, AIS recorded an exceptional accelerated depreciation charge to its analogue cellular system in view of plans to migrate its customers to a digital system in June 2003. This one-time charge will reduce the depreciation charges of AIS going ahead. The Group's share of this charge amounted to S$17.3 million.

GLOBE TELECOM, INC ("GLOBE")

Globe is an integrated provider of fixed line, cellular, international telephone, inter-exchange carrier, data communications and Internet services in the Philippines. It is the second largest mobile operator in the Philippines and is listed on the Philippines Stock Exchange.

For the year under review, SingTel's share of profit from Globe amounted to S$56.3 million, compared to losses of S$8.4 million recorded last year. Revenue grew 64% year-on-year, with strong growth in subscribers and traffic volumes in its carrier business. As at 31 March 2002, Globe had 5.0 million mobile subscribers, an increase of 65% from a year before.

BHARTI GROUP ("BHARTI")

The Bharti Group is one of the largest private telecom group offering mobile communications, fixed line services, VSAT, Internet and network solutions in India.

Bharti Tele-Ventures Ltd was listed on 18 February 2002 on the National Stock Exchange, Delhi Stock Exchange and The Stock Exchange, Mumbai. The company raised US$174 million through the first 100 per cent book-building IPO in India. The IPO was oversubscribed by more than 2.5 times.

Bharti is currently ranked second in the cellular market with 21% market share. The company had approximately 1.6 million customers at 31 March 2002, consisting of approximately 1.4 million cellular customers. Bharti currently provides cellular services in seven of the 22 license areas in India (referred to as circles) and intend to expand its cellular services to cover eight additional circles by the middle of this year.

With the launch of its fixed lines services in Delhi, Tamil Nadu and Karnataka in the last quarter, Bharti has completed launching its fixed line service in all the new licensed areas that it won recently. Today, the company provides fixed line services in a total of five circles.

PT Telekomunikasi Selular ("Telkomsel")

SingTel acquired a 22.3% stake in Telkomsel, a cellular operator in Indonesia, from KPN of the Netherlands in December 2001. The Group is equity accounting results of Telkomsel for the first time, with a contribution of S$33.3 million.

As at 31 March 2002, Telkomsel had a total subscriber base of 3.7 million subscribers. This represents approximately a 95% growth from a year ago. The company has maintained its leading position in the Indonesian cellular market with more than 50% market share.

The Indonesian cellular market is expected to continue to show healthy growth as the current penetration rate remains low at about 3.4%. In order to expand and capitalise on the growth potential, Telkomsel recently raised US$150 million in a bond issue to partially finance its capital expenditure plans for the current year.

On 3 April 2002, SingTel signed a Conditional Sale and Purchase Agreement with PT Telkom, Telkomsel's other shareholder, to purchase an additional 12.7% stake and on completion, SingTel's stake in Telkomsel will increase to 35%.

EBITDA

For The Year Ended 31 March 2002

	2002 S$ million	2001 S$ million	Change %
Operational EBITDA			
SingTel	2,587.2	2,604.3	-0.7
Optus	469.8	NA	
Total	**3,057.0**		
Operational EBITDA margin (%)			
SingTel	52.6	52.9	NM
Optus	19.4	NA	
Total	**41.7**		

Despite the weak economic climate, and tariff and price reductions in a more competitive environment, SingTel's Operational EBITDA and margin remained strong, reflecting its success in retaining market share and its effective management of costs.

DEPRECIATION AND AMORTISATION

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Depreciation [1] of property, plant and equipment	998.4	587.4	573.8	2.4
Amortisation of goodwill	353.1	351.2	-	NM
Others	18.3	(0.4)	(1.6)	-75.0
	1,369.8	**938.2**	**572.2**	**64.0**
Depreciation over operating revenue	**13.6%**	**11.9%**	**11.6%**	**NM**

Note:
(1) This depreciation excludes accelerated depreciation which is classified under exceptional items.

Depreciation expenses from Optus for the half year contributed S$411 million to the Group's total depreciation expenses. Excluding Optus, SingTel's depreciation expenses increased by S$13.6 million, or 2.4% during the year.

In the last quarter of the year, the Group revised the expected useful lives of its property, plant and equipment so as to better align them with the future economic benefits embodied in the depreciable assets in the light of changing trends and technology and to align asset useful lives across its operations in Singapore and Australia. The change in accounting estimate resulted in a lower depreciation charge for the Group of about S$49 million.

Goodwill amortisation included a goodwill charge of S$331.6 million for the acquisition of Optus, for the seven months from 31 August 2001, and S$12.0 million for Telkomsel.

NET FINANCE INCOME

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Investment income [1]	8.2	8.2	73.7	-88.9
Writeback/(Provision) for diminution in value of short term investment	27.3	27.3	(43.7)	NM
Related foreign exchange gain/(loss)	36.4	36.4	29.9	21.7
Interest income	116.5	112.2	209.1	-46.3
Interest expense	(269.7)	(156.5)	(9.1)	@
	(81.3)	**27.6**	**259.9**	**-89.4**

Notes:
@ > 1,000%
(1) Comprises mainly dividend income and realised gains or losses on disposals of short term investments.

The exchange gain resulted mainly from foreign currency denominated borrowings.

Net finance income declined sharply as a result of higher financing costs from borrowings as well as lower investment and interest income from a smaller fund size.

EXCEPTIONAL ITEMS

For The Year Ended 31 March 2002

	2002 S$ million	2001 S$ million	Change %
Net provision for diminution in value of non-current investments	(72.9)	(391.9)	
Net gain on disposal of long term investments	37.1	23.3	
Accelerated depreciation of property, plant and equipment	-	(50.3)	
Gain on disposal of venture investments	-	124.6	
Recovery of investment in subsidiary company previously written off	7.6	22.0	
(Loss)/gain on deemed disposal of non-current investments	(32.7)	28.7	
SingTel	**(60.9)**	**(243.6)**	**-75.0**
Optus	**-**	**-**	
Group	**(60.9)**	**(243.6)**	**-75.0**

Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.

TAXATION

For The Year Ended 31 March 2002

	2002 S$ million	2001 S$ million	Change %
SingTel			
Taxation			
Current and deferred taxes	454.2	537.0	
Tax rebates	(59.2)	-	
	395.0	537.0	-26.4
Share of taxes of associated and joint venture companies	108.3	178.1	-39.2
	503.3	715.1	-29.6
Effective tax rate	**22.5%**	**26.2%**	
Optus - tax credit	**(5.3)**	**-**	**NM**
	498.0	**715.1**	**-30.4**
Effective tax rate	**23.5%**	**26.2%**	

The effective tax rate for the Group was 23.5% and for SingTel was 22.5% (2001: 26.2%). The reduction in effective tax rate was due mainly to the tax rebates of about S$59 million in respect of prior years arising from the off-budget measures earlier announced by the Singapore Government in October 2001. Refer also to earlier Note (3) on page 17 on "Effect Of Change In Singapore Corporate Tax Rate".

NET PROFIT

FOR THE YEAR ENDED 31 MARCH 2002

	2002 Group S$ million	Change % Group	2002 SingTel S$ million	2001 SingTel S$ million	Change % SingTel
Profits attributable to shareholders	1,631.3	-18.7	1,739.7	2,006.3	-13.3
Exclude amortisation of goodwill	353.1	NM	351.2	-	NM
Profits attributable to shareholders [1]	**1,984.4**	**-1.1**	**2,090.9**	**2,006.3**	**4.2**

Note:
(1) Adjusted to reflect pre-goodwill as shown.

For the year, the Group's net profit before goodwill charges decreased by 1.1%.

CASHFLOW & CAPITAL EXPENDITURE (INCLUDING OPTUS)

FOR THE YEAR ENDED 31 MARCH 2002

	2002 S$ million	2001 S$ million	Change %
Net cash inflow from operating activities	3,088.1	3,539.4	-12.8
Net cash outflow from investing activities	(9,792.5)	(3,058.0)	220.2
Net cash inflow/(outflow) from financing activities	4,337.9	(716.7)	NM
Net change in cash and cash equivalents	**(2,366.5)**	**(235.3)**	**905.7**
Cash and cash equivalents at beginning	4,095.4	4,330.7	-5.4
Cash and cash equivalents at end	**1,728.9**	**4,095.4**	**-57.8**
Capital expenditure			
C2C	2,302	916	151.3
SingTel and other subsidiaries (exclude Optus)	677	817	-17.2
	2,979	**1,733**	**71.9**
Optus	559	-	NM
	3,538	**1,733**	**104.2**

For the year ended 31 March 2002, operating cash inflow for the Group was S$3.09 billion, down 12.8% because of the one-off receipt of S$859 million in compensation payment from the IDA last year.

The net cash outflow for investing activities was S$9.79 billion, compared to S$3.06 billion a year ago. Of this amount, S$7.16 billion was for net payment in acquiring Optus, and S$1.91 billion was for investment in associated and joint venture companies.

Capital expenditure incurred for the year on an accrual basis amounted to S$3.54 billion, of which S$2.30 billion was for construction of the C2C submarine cable network and S$559 million spent by Optus in the last half year. The cash outflow for capital expenditure for the year was S$3.00 billion.

Net cash inflow from financing activities was S$4.34 billion, with S$5.26 billion from borrowings. An amount of S$697.4 million was also paid in respect of final dividends for financial year ended 31 March 2001.

The net decrease for the year is S$2.37 billion, resulting in ending cash and cash equivalents' balance of S$1.73 billion as at 31 March 2002.

BALANCE SHEET (INCLUDING OPTUS)

As At 31 March 2002

	Group 2002 S$ million	Group 2001 S$ million	SingTel 2002 S$ million	Optus 2002 S$ million
Gross debt	11,876.1	1,000.0	7,376.5	4,499.6
Less: cash and bank balances	(1,728.9)	(4,095.4)	(1,651.9)	(77.0)
Net debt/(cash)	10,147.2	(3,095.4)	5,724.6	4,422.6
Gross debt gearing ratio (%) [1]	44.1	9.8		
Net debt gearing ratio (%) [2]	40.3	NM		
Property, plant & equipment	13,437.8	5,475.8		
Net assets	15,032.0	9,208.4		

Notes:

(1) Gross debt gearing is defined as the ratio of gross debt to gross capitalisation. Gross capitalisation comprises aggregate of gross debt, shareholders' equity and minority interest.

(2) Net debt gearing is defined as the ratio of net debt (gross debt less cash and bank balances) to net capitalisation. Net capitalisation comprises aggregate of net debt, shareholders' equity and minority interests.

Gross borrowings increased by S$10.9 billion during the year, accounted for by SingTel whose borrowings rose S$6.4 billion and Optus whose borrowings totalled S$4.5 billion.

During the year, SingTel successfully raised US$2.3 billion in its debut global bond offering. The proceeds were used for repayment of short term borrowings, including the A$3 billion bridge loan facility incurred in respect of the Optus acquisition, and for general corporate purposes.

SingTel's bonds are rated as "AA-" from Standard & Poor's Ratings Group and "A1" from Moody's Investors Service, Inc. and ranked as one of the most highly rated telecommunications group in Asia.

In January 2002, C2C completed its financing agreements for USD650 million of secured financing facility. The facility has been used to fund the development and construction of C2C's pan-Asian submarine cable network and USD485 million has been drawn down as at year end.

DIVIDEND

The directors have proposed a final dividend of 5.5 cents per share, net of tax at 22%, amounting to S$764.7 million in respect of the financial year ended 31 March 2002 for approval at the Annual General Meeting on 30 August 2002.

PROFORMA PROPORTIONATE FINANCIAL INFORMATION (UNAUDITED)

The following tables show unaudited proforma proportionate financial information for the year ended 31 March 2002. This information has been derived from the Consolidated Income Statement of the SingTel Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associated and joint venture companies.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the consolidated financial statements prepared in accordance with Singapore GAAP. However, since associated and joint venture companies, in which the Group has an interest are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with Singapore GAAP.

PROFORMA PROPORTIONATE FINANCIAL INFORMATION (UNAUDITED) (CONT'D)

FOR THE YEAR ENDED 31 MARCH 2002

Proportionate operating revenue	2002 S$ million	2001 S$ million	Change %
Group operating revenue	7,338.2	4,925.5	49.0
Proportionate share of operating revenue			
Pro-rata Europe	1,241.8	1,118.7	11.0
Pro-rata Asia	1,191.8	702.6	69.6
Pro-rata Singapore	143.5	96.1	49.3
Pro-rata others	50.2	-	NM
Total proportionate revenue	**9,965.5**	**6,842.9**	**45.6**

Proportionate EBITDA [1]	2002 S$ million	2001 S$ million	Change %
Operational EBITDA	3,057.0	2,604.3	17.4
Compensation from IDA	337.0	337.0	-
Proportionate share of EBITDA of associated and joint venture companies	692.8	709.3	-2.3
Proportionate EBITDA	**4,086.8**	**3,650.6**	**11.9**
EBITDA margin on proportionate revenue(%)	**41.0%**	**53.3%**	**NM**

Note:

(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Proportionate share of mobile subscribers [1] As at 31 March (or latest date available)	Total Number 2002	Proportionate Number 2002	Total Number 2001	Proportionate Number 2001
	('000)	('000)	('000)	('000)
SingTel Mobile [2]	1,493	1,493	1,537	1,537
Optus	4,160	4,160	3,682	3,682
Globe	4,999	1,453	3,021	869
AIS	6,559	1,412	2,431	510
Bharti Group	1,351	345	599	102
Telkomsel	3,733	832	1,934	431
Belgacom	3,435	417	3,662	445
	25,729	**10,111**	**16,865**	**7,577**

Notes:

(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associated or joint venture company multiplied by SingTel's effective percentage ownership in the venture.

(2) Includes wholesale subscribers.

SINGTEL OPTUS PTY LIMITED

FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED 31 MARCH 2002

- Operating revenue growth of 7%
- Mobile revenue grows 15%; Mobile customer numbers up 13%
- Operational EBITDA growth of 14%
- EBITDA margin improves 1% to 18.4%
- 2nd half year operational EBITDA grows 11% on 1st half

	2002 A$ million	2001 A$ million	Change %
Operating revenue	4,973	4,641	7
Operational EBITDA	916	806	14
EBITDA margin	18.4%	17.4%	
EBIT	(94)	(69)	-36
Loss before exceptional items and tax	(321)	(222)	-45
Loss after tax	(402)	(150)	-169
Net operating cash flow before interest & tax	771	969	-20

CONSOLIDATED SUMMARY INCOME STATEMENTS

SINGAPORE GAAP

FOR THE YEAR ENDED 31 MARCH 2002

	2002 A$ million	2001 A$ million	Change %
Operating revenue:			
Mobile	2,433	2,120	15
Optus business	1,568	1,585	-1
Consumer and multimedia	1,036	998	4
Less inter-divisional revenue	(64)	(62)	-2
Total operating revenue	**4,973**	**4,641**	**7**
Operating costs	(4,048)	(3,849)	-5
Operating profit	925	792	17
Other income	(9)	14	NM
Operational EBITDA	**916**	**806**	**14**
- EBITDA margin	**18.4%**	**17.4%**	
Share of joint venture entities' loss	(107)	(96)	-11
EBITDA	**809**	**710**	**14**
Depreciation & amortisation (excl goodwill)	(900)	(769)	-17
Amortisation of goodwill	(3)	(10)	66
Earnings before interest & income tax (EBIT)	**(94)**	**(69)**	**-36**
Net finance expense	(227)	(153)	-49
Loss before exceptional items and tax	**(321)**	**(222)**	**-45**
Exceptional items	(64)	72	NM
Loss on ordinary activities before tax	**(385)**	**(150)**	**-157**
Taxation	(18)	-	NM
Loss after tax	**(403)**	**(150)**	**-169**

Notes:
(1) This summary income statement excludes items taken as fair value adjustments by SingTel on its acquisition of Optus.
(2) 2001 operating expenses have been restated for the changed capitalisation method described below. The impact on 2001 was to increase expense by A$132 million, whilst the impact on 2002 was to increase expense by A$156 million.
(3) Numbers in subsequent tables may not exactly add due to rounding.
(4) Note on accounting treatment: Now that Optus is a wholly owned subsidiary of SingTel, we now report under Singapore GAAP, as advised at the half-year results. This results in a different treatment for items such as capitalised internal costs, capacity sales and subscriber acquisition costs.

In the twelve months to March 2002, Optus sustained its 'challenger' performance.

Revenues growth of 7% was over twice as fast as the market.

Improved cost management saw operational EBITDA rise 14%, and Operational EBITDA margin improved by one percentage point to 18.4%. In the second half, operational EBITDA margin improved by 80 basis points to 18.8%.

EBITDA, which includes the share of results from associates such as Southern Cross, grew by 14%.

Capital expenditure was down 5% to A$1.4 billion - below our flat growth target.

A change in capitalisation method, which impacts the treatment of costs, has been made across the SingTel group. The impact on Optus' reported numbers is an A$156 million decrease at the Operational EBITDA line. Comparative data for 2001 has been restated as if the new method had applied in that year, which would have decreased Operational EBITDA for that year by A$132 million.

REVENUE ANALYSIS
FOR THE YEAR ENDED 31 MARCH 2002

	2002 A$ million	2001 A$ million	Change %
Operating revenue by division:			
Mobile	2,433	2,120	15
Optus business	1,568	1,585	-1
Consumer and multimedia	1,036	998	4
Less inter-divisional revenue [1]	(64)	(62)	-2
	4,973	**4,641**	**7**
Operating revenue by product & service category			
Public data & private network	590	493	20
International telephone	485	440	10
Mobile communications	2,290	1,995	15
National telephone	1,140	1,280	-11
IT and engineering	69	87	-20
Sale of equipment	84	75	12
Others	315	270	16
	4,973	**4,641**	**7**

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and Multimedia, and Optus Business, preselected customers.

Operating revenue by product and service category aligns to divisional revenue as follows:

- Public data and private network is included in Optus Business revenue.
- A minor portion of international telephone (being mobile inpayments) is included in the Mobile division. The remainder is split between Optus Business and Consumer & Multimedia, with more than half being included in Optus Business.
- Mobile communications differs from the Mobile division because the latter includes the following items:
  - sale of equipment;
  - inter-divisional fixed to mobile revenue (see note 1 above).
- National telephone revenue is divided between Optus Business and Consumer and Multimedia.
- IT and engineering revenue is included in Optus Business revenue.
- Other product and service revenue is mainly cable TV and satellite revenue.

OPERATIONAL EBITDA ANALYSIS

For The Year Ended 31 March 2002

	2002 A$ million	2001 A$ million	Change %
EBITDA by division: [1]			
Mobile	799	611	31
Optus business	262	371	-29
Consumer and multimedia	(145)	(175)	17
Operational EBITDA	**916**	**806**	**14**
EBITDA margins:			
Mobile	33%	29%	
Optus business	17%	23%	
Consumer and multimedia	-14%	-18%	
Total company	18.4%	17.4%	

Note:
(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

Reflecting Optus' cost focus, operational EBITDA margin improved for the year by 1% to 18.4%. Assisted by the results of Operation Win Through, fourth quarter operational EBITDA margin reached its highest level for the year at 18.8%.

Optus Mobile margin improved four percentage points to 33%. Mobile benefited from a more rational pricing environment, together with lower subscriber acquisition costs. These were driven by lower numbers of customers acquired and retained, together with a higher proportion of prepaid customers.

Optus Business EBITDA margin improved in the second half of the year as a result of the rebound in high margin corporate data and IP revenues and cost reduction initiatives undertaken as part of Operation Win Through. Year on year margin degradation reflected lower volumes and prices in the wholesale market, as well as higher fixed network costs. In addition, the first half results in particular reflected the higher operating cost base which was addressed by Operation Win Through in the second half.

Consumer and Multimedia grew EBITDA by 17%, and improved margins by 4 percentage points. This reflected higher broadband customer numbers, and lower variable interconnect pricing.

MOBILE DIVISION

FOR THE YEAR ENDED 31 MARCH 2002

	2002 A$ million	2001 A$ million	Change %
Mobile service revenue	2,349	2,046	15
Mobile equipment revenue	84	75	13
Total mobile communications revenue [1]	**2,433**	**2,120**	**15**
Key Drivers			
Market ('000) [2]			
Total	12,365	11,070	12
Penetration (%) [3]	63	57	
Market share (%)			
Total	33.6	33.3	
Minutes (outgoing) (millions)	4,262	3,653	17
Minutes per user per annum [4]	1,087	1,156	-6
As at period end ('000):			
GSM customers	4,142	3,666	13
CDMA & AMPS customers	19	16	18
Total mobile customers	**4,160**	**3,682**	**13**
GSM Breakdown (%)			
% prepaid GSM	32	27	
% GSM users through wholesale	18	29	
Average revenue per user - total mobile (A$ per annum) [4]	**621**	**671**	**-7**
Churn (%)			
Retail GSM	19	18	

Notes:
(1) Mobilesat revenue, previously included in Mobile, is now included in Optus Business.
(2) Market size and market share figures are Optus estimates.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) ARPU and minutes per user are based on average customers, calculated as the simple average of opening and closing customers.

Optus Mobile continues its strong track record of taking share and growing profitably:

- revenues grew by 15%, significantly faster than the incumbent's growth which slowed to 11% ;
- strong cost management drove EBITDA growth of 31%.

Importantly, ARPU trends turned around to grow by 3% in the second half, compared to levels reported at the first half. These ARPU improvements were mainly due to a continued rational pricing environment and an increase in contribution from mobile data to revenues to 6% from 4% twelve months ago. Postpaid retail ARPU increased 4% to A$864 per annum, whilst prepaid ARPU increased 7% to A$240 per annum. These figures are for airtime only, and exclude equipment sales.

Customer numbers grew by 13% to 4.2m and market share increased to 33.6%.

The division continues to differentiate itself from the incumbent operator, but not at the expense of margins which improved to 33% from 29% at March 2001. This reflected a continued focus in matching the cost to serve with customer value.

Optus Mobile remains well positioned to take advantage of the opportunities presented in a rational post MNP environment. Strategies implemented to achieve a greater share of value include:

- strengthening our channels into the SME market - for example partnering with Strathfield - the largest independent retailer of mobile communications products in Australia; and
- successfully securing the value of our wholesale base. 82% of our base are now retail customers versus 71% twelve months ago.

OPTUS BUSINESS DIVISION

FOR THE YEAR ENDED 31 MARCH 2002

	2002 A$ million	2001 A$ million	Change %
Data [1]	322	302	7
Satellite	168	131	28
Internet & E-commerce [1]	134	130	3
Capacity sales	25	4	NM
Data and IP revenue	**649**	**567**	**14**
Directly connected voice	**156**	**188**	**-17**
Long distance - business	174	140	24
Long distance - wholesale	520	589	-12
Total long distance	**694**	**729**	**-5**
Voice revenue	**850**	**917**	**-7**
Professional services & other revenue [1]	**69**	**101**	**-31**
Total Optus Business revenue	**1,568**	**1,585**	**-1**
Key Drivers			
Data and IP as % of divisional revenue	41%	36%	
As at period end:			
64k equivalent lines ('000) [2]	419	332	26
Buildings connected [3]	6,449	4,707	37

Notes:

(1) Prior period classification errors affecting these revenue categories have been corrected.

(2) 64k equivalent lines comprises all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g., a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128 mbs.

(3) Directly connected buildings include all connections via all access media - fibre, DSL, LMDS, fixed wireless, satellite and leases.

In Optus Business, data and IP revenues rebounded in the fourth quarter - growing 14% to A$649m for the full year. This reflects market share gains from the incumbent, in a corporate data market estimated to have contracted by 2% over the year.

Overall divisional revenue fell 1%, impacted by declines in voice revenues.

A key strategy for this division is gaining share in the corporate market where Optus is under represented. This year:

- we secured many whole of business wins - including the St George Bank and ABN Amro deals;
- we re-aligned the division into focused retail and wholesale units; and
- corporate retail revenues gained momentum, particularly in the fourth quarter.

Satellite revenue increased by 28% for the year, mainly due to increased usage by customers together with "one off" equipment sales. Satellite will also continue to provide strong revenue streams in future years:

- completion of the C1 satellite will trigger recognition of around A$270m of revenue in the third quarter of fiscal year 2003; and
- from fiscal year 2004 we will receive additional satellite revenues from Foxtel (if, as expected, the Foxtel transaction is approved by the ACCC).

The division is also continuing to benefit from integration with SingTel's regional data and hosting products.

Directly connected voice revenues were 17% lower for the year, largely due to continuing price declines, and the loss of One-Tel and other service providers. In contrast, long distance business revenues increased 24%, mainly as a result of increased fixed to mobile usage and the success of business number portability for inbound services.

CONSUMER AND MULTIMEDIA DIVISION

For The Year Ended 31 March 2002

	2002 A$ million	2001 A$ million	Change %
Broadband and internet revenue	598	490	22
Long distance and resale revenue	438	479	-9
Revenue from continuing operations	**1,036**	**969**	**7**
Revenue from discontinued operation - Dingo Blue	-	29	NM
Total Consumer and Multimedia Revenue	**1,036**	**998**	**4**

Optus delivered on a commitment to restructure the Optus Consumer business by negotiating a Content Supply Agreement and Satellite Services Agreement with Foxtel, announced in March 2002. If, as expected, the transaction is approved by the ACCC, it will restructure the division's cost base.

- It will deliver A$30 million annualised EBITDA benefit from November 2002, in addition to the aforementioned satellite business revenues.
- The division is also targeting a 50% reduction in capital expenditures by fiscal year 2004.
- The net impact will be a substantial reduction in the division's cash requirements.

The operational performance of the business has continued to improve. In the 12 months to March 2002, the division achieved:

- 22% broadband & internet revenue growth; and
- a 14% increase in customer numbers.

Continued bundling strategy success has increased the number of multiple product customers to 44% of the base - a highly capital efficient way to grow revenue.

Broadband revenue growth was offset by reductions in off net long distance and local call resale revenue.

Revenue growth from continuing operations was 7%.

By combining this strong operating performance with anticipated benefits from the Foxtel transaction, profitability and cash flow will be substantially improved.

Broadband & Internet

For The Year Ended 31 March 2002

	2002 A$ million	2001 A$ million	Change %
Broadband local revenue	250	232	8
Broadband long distance revenue	93	81	15
Cable revenue	186	138	35
Total broadband revenue	**529**	**451**	**17**
Dial-up Internet revenue	69	39	79
Total broadband & internet revenue	**598**	**490**	**22**
Key Drivers			
Homes passed ('000)	**2,200**	**2,200**	**0**
Penetration (%)			
Total broadband	26	23	

Broadband & Internet (Cont'd)
For The Year Ended 31 March 2002

	2002	2001	Change %
As at period end ('000):			
Multiple product customers [1]	252	189	33
Single product customers	316	311	2
Total broadband network customers	**568**	**500**	**14**
Multiple product customers relative to total	44%	38%	
Dial-up Internet customers ('000)	387	267	45
Average revenue per user - total broadband (A$)	990	986	0

Note:
(1) Multiple product customers are those which take local telephony and cable television and/or cable modem.

Long Distance And Resale

Key Data	2002 A$ million	2001 A$ million	Change %
Total long distance revenue	289	312	-7
Local access resale revenue	149	167	-11
Continuing resale revenue	**438**	**479**	**-9**
Dingo Blue revenue	-	29	NM
Total long distance and resale revenue	**438**	**508**	**-14**
Key Drivers			
As at period end ('000):			
Preselected long distance lines [1]	627	652	-4
Local access resale lines	361	276	31
Ratio of LAR lines to preselected LD lines	58%	42%	
Total telephony revenue per preselected line (A$)	685	787	-13

Note:

(1) Preselected long distance lines have been restated following a review of Telstra line data.

OPERATING COSTS

For The Year Ended 31 March 2002

	2002 A$ million	2001 A$ million	Change %
Staff costs	447	426	5
Change in capitalisation methods	156	132	19
Traffic expenses	1,348	1,307	3
Cost of sales	515	454	14
Selling & administrative	1,224	1,258	-3
Repair & maintenance	187	131	43
Others	170	142	20
Total operating costs	**4,048**	**3,849**	**5**
As a percentage of operating revenue:	%	%	
Staff costs	12	12	
Traffic expenses	27	28	
Cost of sales	10	10	
Selling & administrative	25	27	
Repair & maintenance	4	3	
Others	3	3	
Total operating costs	**81**	**83**	

Optus and SingTel have harmonised their methods for capitalisation of internal costs of self-constructed plant and equipment. The new method resulted in additional expense to Optus, as shown in the table above, as "Change in capitalisation methods". This additional expense amounted to A$156 million for the March 2002 year. Comparative data has been restated as if the new method had applied to those prior periods.

Cost control continues to be a priority at Optus. Total operating costs for the year increased by 5% on the prior year, 2% lower than revenue growth.

Having increased as a percentage of revenue in the first half, staff costs are now falling as a percentage of revenue - to 11% in the fourth quarter - as the full effects of Operation Win Through began to flow.

Traffic expense is also falling as a percentage of revenue, reflecting the higher proportion of revenue carried on Optus' networks, and falling prices.

Programming costs were a major contributor to the increase in cost of sales.

Selling and administrative expense for the year showed very little increase. This was substantially assisted by a fall in mobile subscriber acquisition costs, which fell 13% in absolute terms for the year. This was due to 1% fall in gross additions, together with a fall in average costs of 10%, from A$265 per customer acquired or retained to A$238 per customer. Other notable cost changes included bad and doubtful debts expense, reflecting the changed market environment.

Other costs included increased data processing costs for new billing systems, and increased property costs.

Staff

For The Year Ended 31 March 2002

	2002	2001	Change %
Key Drivers			
Employees [1]	8,283	8,473	-2
Revenue per employee (A$'000 per annum) [2]	594	557	7
EBITDA per employee (A$'000 per annum) [2]	97	85	13

Notes:
(1) Comprises full-time equivalent employees.
(2) Based on average employee numbers.

Employee numbers have now fallen 2% for two succeeding quarters, reflecting the full impact of Operation Win Through. Staff productivity, as measured by revenue per employee, increased 14% in the fourth quarter, and 7% for the year.

Share Of Joint Venture Profits / (Losses)

For The Year Ended 31 March 2002

	2002 A$ million	2001 A$ million	Change %
Southern Cross	(63)	(47)	-34
Excite@Home	(8)	(28)	70
Virgin Mobile	(36)	(22)	-65
Total	**(107)**	**(96)**	**-11**

Optus' share of Southern Cross losses increased for the year, as its cable network only commenced service in the second half of the 2001 financial year. The company's investment has been written down by losses to date, and equity accounting will be suspended when the investment in Southern Cross is fully written down.

Optus acquired the remaining 50% shareholding in Optus Broadband Pty Ltd (formerly Excite@Home Pty Ltd) on 18 September 2001. The losses shown represent our share of its losses for the period from 1 April 2001 to that date. Since then, the operation's costs have been significantly reduced.

Virgin Mobile continues to incur start-up costs.

Depreciation And Amortisation

For The Year Ended 31 March 2002

	2002 A$ million	2001 A$ million	Change %
Depreciation & amortisation (excl goodwill)	900	769	17
Amortisation of goodwill	3	10	-66
Total depreciation and amortisation	**903**	**779**	**16**
Total depreciation and amortisation as a percentage of sales revenue	18%	17%	

Depreciation And Amortisation (Cont'd)

Depreciation was reduced during the half-year to 31 March 2002 by A$87 million as a result of the fair value adjustments discussed later in this document. Depreciation was adjusted only from 1 October 2001. Earlier depreciation was not adjusted, as it accrued before SingTel's acquisition of Optus.

Nevertheless, total depreciation increased by 17% for the year, reflecting Optus' substantial investments in this and prior years on expanded networks to meet customer demand.

These increases were partially offset by a reduction in depreciation expense of A$68 million flowing from reviews of useful lives of plant and harmonisation of useful lives in the SingTel group.

Depreciation has not been restated for the impact of the revised method of capitalising internal costs applied by SingTel. This impact would not be material.

Net Finance Expense

For The Year Ended 31 March 2002

	2002 A$ million	2001 A$ million	Change %
Net interest on borrowings	266	188	42
Interest capitalised	(39)	(35)	-11
Net finance expense	**227**	**153**	**49**
Interest cover:			
- EBITDA/net borrowing costs	3.6	4.7	-23

Net interest expense continued to increase as a result of Optus' continued investment in networks.

Exceptional Items

For The Year Ended 31 March 2002

	2002 A$ million	2001 A$ million	Change %
Loss on liquidation of reseller	(59)	-	
Net gain on sale of mobile transmission towers	23	88	
Net gain on sale of Dingo Blue	-	13	
Deferred expenditure and goodwill written off	-	(4)	
Strategic review costs	(28)	(15)	
GST implementation costs	-	(9)	
Total exceptional items	**(64)**	**72**	**NM**

As previously advised, the major exceptional item for the year resulted from the collapse of One-Tel. Other exceptional items included strategic review costs and continued gains from the sale of mobile transmission towers.

CASH FLOW AND CAPITAL EXPENDITURE

FOR THE YEAR ENDED 31 MARCH 2002

	2002 A$ million	2001 A$ million	Change %
Operational EBITDA	916	806	14
Dividend received from joint venture entity	-	160	NM
Cash unusual items	(57)	(24)	-140
Other changes in working capital	(88)	27	NM
Net operating cash flow before interest & tax	**771**	**969**	**-20**
Interest paid	(242)	(203)	-19
Net income tax paid	-	-	NM
Net cash flow from operations	**529**	**766**	**-31**
Net capital expenditure	(1,381)	(1,457)	5
Net investments	(87)	(65)	-32
Licences and other intangibles	(111)	(203)	45
Interest & investment income	8	43	-82
Other investing activities	(33)	(15)	-120
Net cash used in investing activities	**(1,604)**	**(1,699)**	**6**
Total funding requirement	**(1,075)**	**(933)**	**-15**
Provided by:			
Share issues	6,229	-	NM
Shares bought back	(6,240)	-	NM
Net borrowings	881	1,056	-17
Net (increase)/decrease in cash	205	(123)	NM
Total funding sources	**1,075**	**933**	**15**

Optus' total funding requirement increased by 15% over the previous year, mainly as a result of the receipt of a dividend from Southern Cross in the previous year. Excluding that dividend, total funding requirement reduced by 2%.

CASH FLOW FROM OPERATIONS

Net cash flow from operations before interest reduced by 31% from 2001, mainly as a result of that dividend and increased cash unusual items. Excluding those two items, the reduction was 1%. This was mainly due to increased working capital requirements. A major contributor was increased net international carrier debtors.

NET CAPITAL EXPENDITURE

FOR THE YEAR ENDED 31 MARCH 2002

	2002 A$ million	2001 A$ million	Change %
Optus business	461	706	-35
Mobile	411	405	1
Consumer and multimedia	299	330	-10
Other	213	217	-2
Core capital expenditures	**1,383**	**1,658**	**-17**
Sale of mobile towers	(3)	(201)	99
	1,381	1,457	-5

Net Capital Expenditure (Cont'd)

Core capital expenditures fell by 17% to A$1,383 million. Had the change in capitalisation method not occurred, the fall would have been 14% to A$1,539 million.

Optus Business was a major contributor to the fall, with divisional capital expenditure falling 35%. Major contributors included reduced network growth, lower investment in long payback projects and lower costs of Optus' portion of the C1 satellite.

Mobile expenditure was relatively flat, despite expenditure on mobile number portability.

Consumer and Multimedia capital expenditures continued to fall. The 10% reduction this year was partly the result of reduced customer connections.

Other capital expenditure included continued expenditure on billing systems.

GROUP FINANCIAL HIGHLIGHTS

	2001/02 S$ million	2000/01[1] S$ million	1999/00[1] S$ million	1998/99[1] S$ million	1997/98[1] S$ million
Operating revenue	**7,338.2**	4,925.5	4,865.8	4,883.5	4,942.2
Operating revenue including share of proportionate revenue from associated and joint venture companies	**9,965.5**	6,842.9	6,466.5	6,216.0	N.A.
Operational EBITDA [2]	**3,057.0**	2,604.3	2,669.6	2,526.2	2,710.8
Compensation from IDA	**337.0**	337.0	-	-	-
Share of results of associated and joint venture companies	**240.5**	348.9	367.5	291.7	26.8
EBITDA [2]	**3,634.5**	3,290.2	3,037.1	2,817.9	2,737.6
Net profits (pre-goodwill)	**1,984.4**	2,006.3	2,539.9	1,999.8	1,783.8
Capital expenditure	**3,537.6**	1,732.8	714.4	1,093.8	950.2
Total assets	**35,157.2**	16,205.0	13,916.8	12,936.5	11,639.1
Borrowings	**11,876.1**	1,000.0	100.1	100.1	166.4
Shareholders' funds	**14,579.0**	8,758.1	9,202.8	8,193.8	7,085.2
Net cash inflow from operating activities	**3,088.1**	3,539.4	2,118.7	2,075.7	1,610.5
Net cash outflow from investing activities	**(9,792.5)**	(3,058.0)	(1,377.8)	(662.2)	(920.3)
Net cash inflow/(outflow) from financing activities	**4,337.9**	(716.7)	(1,315.3)	(620.4)	(563.1)
Financial ratios					
EBITDA[2] per share (cents)	**21.74**	21.32	19.82	18.48	17.95
Basic earnings per share (pre-goodwill) (cents)	**11.87**	13.00	16.58	13.11	11.70
Basic earnings per share (cents)	**9.76**	13.00	16.58	13.11	11.70
Net tangible assets per share (cents)	**10.56**	56.75	59.43	53.68	46.41
Total dividend per share (cents) [3]	**5.50**	13.00	17.50	5.50	5.00
EBITDA[2] margin (%)	**36.5**	48.1	47.0	45.3	N.A.
Return on equity (%)	**14.0**	22.3	29.2	26.2	27.8
Return on total assets (%)	**6.3**	13.4	19.1	16.4	16.6

N.A. Not available

Notes:
(1) The comparative figures have been restated to conform with the change in accounting policy set out in Note 2 to the financial statements.
(2) EBITDA - Earnings before interest, tax, depreciation and amortisation.
(3) Total dividend comprises final dividend proposed and special dividend paid during the year.

INTRODUCTION

SingTel is committed to complying with the Code of Corporate Governance issued by the Corporate Governance Committee as soon as practicable so as to ensure greater transparency and protection of shareholders' interests. SingTel currently applies the principles set out in the Best Practices Guide issued by the Singapore Exchange Securities Trading Limited ("SGX-ST") on corporate governance. Since SingTel's dual listing on the Australian Stock Exchange Limited ("ASX") on 5 September 2001, SingTel is also subject to the listing rules of ASX. In some circumstances where the regulation of SingTel under ASX's rules may be more onerous than under the rules of the SGX-ST, SingTel will comply with the more stringent set of rules.

In line with the move towards achieving international standards of corporate governance and the increasing globalisation of the SingTel group's business, the Minister for Finance (Incorporated), being the holder of the special share in the capital of SingTel's subsidiary, Singapore Post Private limited, has relinquished the special share and all rights attached to it.

THE ROLE OF THE BOARD

The Board is accountable to the shareholders for the business and affairs of SingTel and delegates the responsibility for day-to-day management of SingTel to the President & Chief Executive Officer. Besides its statutory duties, the Board is also responsible for the group's overall strategic plans, key operational initiatives, annual budgets, major funding and investment proposals, and financial performance reviews.

BOARD MEETINGS

An aggregate of 9 Board meetings were held for the financial year ended 31 March 2002, including meetings held via tele-conferences.

COMPOSITION OF THE BOARD

The Board currently comprises twelve directors. As a group, the directors provide all the necessary core competencies such as accounting or finance, business or management experience, industry knowledge, strategic planning experience and customer-based experience or knowledge. Save for the President & Chief Executive Officer, Mr Lee Hsien Yang, who is an executive non-independent director and Mr Quek Poh Huat, who is a non-executive non-independent director, all the remaining Board members, including the Chairman, are non-executive independent directors.

Mr Paul Chan Kwai Wah is a director and/or executive officer of various companies in the Hewlett Packard/Compaq group, which supply services to, and buy services from, the SingTel group. All transactions between the Hewlett Packard/Compaq group and the SingTel group are at arm's length and hence Mr Chan is considered an independent director of SingTel.

Mr Jackson Peter Tai is an executive officer of The Development Bank of Singapore Limited ("DBS"), which supplies services to, and buys services from, the SingTel group. As all dealings between DBS and the SingTel group are conducted at arm's length, Mr Tai is considered an independent director of SingTel.

In the course of the financial year ended 31 March 2002, 3 new directors, namely Mr Ang Kong Hua, also Chairman of the SingTel Board, Mr John Powell Morschel and Mr Nicky Tan Ng Kuang, joined the SingTel Board. Mr Chumpol NaLamlieng joined the Board in June 2002. The profile of all Board members is set out on Page 54.

CRITERIA FOR MEMBERSHIP

The Nominations Committee recommends all appointments and retirement of directors. At each Annual General Meeting ("AGM") of SingTel, not less than one third of the directors for the time being (being those who have been longest in office since their appointment or re-election) are required to retire from office by rotation. In addition, a director is required to retire at the AGM if , were he not to retire, he would at the next AGM have held office for more than three years. Under the existing Articles of Association of SingTel, an executive director will not be subject to retirement by rotation. In accordance with the guidelines set out in the Code of Corporate Governance, it is proposed to amend the Articles of Association of SingTel to provide that the Chief Executive Officer, being an executive director of SingTel, will also retire by rotation. A retiring director is eligible for re-election by the shareholders of SingTel at the AGM. Also, all newly appointed directors during the year will hold office only until the next AGM and will be eligible for re-election. In evaluating the director's contribution and performance for the purpose of re-nomination, SingTel takes into consideration factors such as attendance, preparedness, participation and candour.

Board Committees

To assist the Board in the execution of its duties, the Board has established various committees, each of which is empowered to make decisions on matters within its terms of reference and applicable limits of authority.

Executive Committee

The Executive Committee comprises Mr Ang Kong Hua (chairman of the Executive Committee), Mr Quek Poh Huat, Mr Paul Chan Kwai Wah and LG Lim Chuan Poh. The Executive Committee develops and recommends to the Board the overall strategy for the SingTel group, considers and approves major investment projects of certain values, determines investment policies and manages the group's assets and liabilities in line with the Board's policies and directives. It reviews and approves, before Board approval, annual operating and capital expenditure budgets.

Audit Committee

The Audit Committee comprises Mr Keith Tay Ah Kee (chairman of the Audit Committee), Mr Seah Kian Peng, Mr Jackson Peter Tai and Mr Nicky Tan Ng Kuang (appointed on 12 March 2002). Mr Jaspal Singh, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 30 August 2001.

The Audit Committee's primary function is to assist the Board in discharging its responsibilities relating to business risk management and internal control systems, financial reporting and accounting policy matters, and to review internal and external audit activities. In performing its functions, the Audit Committee reviews the overall scope of both internal and external audits and the assistance that SingTel's officers give to the auditors. The Audit Committee meets with SingTel's internal and external auditors to discuss the results of their respective examinations and their evaluation of SingTel's system of internal accounting controls. The Audit Committee also reviews the financial statements of SingTel and the consolidated financial statements of the group as well as the auditors' report thereon. In September 2001, the Audit Committee, through a working group, conducted a tender for the provision of audit services and has recommended PricewaterhouseCoopers for re-appointment as auditors of SingTel.

Nominations Committee

The members of the Nominations Committee are Mr Ang Kong Hua (chairman of the Nominations Committee), Mr Paul Chan Kwai Wah and Mr Jackson Peter Tai. The Nominations Committee reviews and assesses candidates for directorships (including executive directorships) before recommendation to the Board for appointment. The Nominations Committee also ensures that the Board has an appropriate balance of independent directors as well as directors with the right profile of expertise, skills, attributes and ability.

Compensation Committee

The Compensation Committee comprises Mr Ang Kong Hua (chairman of the Compensation Committee), Dr Yogen K. Dalal, Mr Keith Tay Ah Kee and Mr John Powell Morschel. This Committee sets and reviews policies concerning the compensation and promotion of senior executives of the group as well as personnel policies and human resource matters. The Compensation Committee also administers the Singapore Telecom Executives' Share Option Scheme and the Singapore Telecom Share Option Scheme 1999.

Optus Advisory Committee

After SingTel's acquisition of SingTel Optus Pty Limited (formerly known as Cable & Wireless Optus Limited) ("Optus"), the SingTel Board established an Optus Advisory Committee to review financial and operational matters of Optus and to ensure that the internal controls within Optus are aligned with those of SingTel. The Optus Advisory Committee comprises Mr Keith Tay Ah Kee (chairman of the Optus Advisory Committee), Mr Lee Hsien Yang and Mr John Powell Morschel.

Management Committee

The Management Committee comprises the President & Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and the Executive Vice-Presidents of SingTel, the Chief Executive Officer of Singapore Post Private Limited, as well as the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer of Optus. The Committee meets on a weekly basis to review and direct management and operational policies and activities.

Risk Management

An executive Risk Management Committee was formed in March 2002, comprising key members of top management from the operational, financial and technical areas. The function of the Committee is to set direction for the SingTel group's corporate risk management strategy so as to protect the group's business, assets and employees.

The Committee seeks to identify areas of significant business risk, including revenue loss, property loss and technical security, as well as appropriate measures to control and mitigate these risks. In setting the direction for risk management, it communicates to business units the ownership of risk throughout the group. The Committee monitors implementation and compliance of risk management policies at the business units.

In addition, SingTel uses risk financing in the insurance market to mitigate the risk of significant losses.

Access To Independent Professional Advice

Where necessary, directors may seek independent professional advice at SingTel's expense in appropriate cases.

Securities Trading

The group has adopted the SGX-ST Best Practices Guide with respect to the dealings in securities for the guidance of directors and officers. In line with the guidelines and with the reporting of SingTel's results on a quarterly basis from financial year 2000/2001, directors and officers of the group are not permitted to deal in SingTel's shares during the periods commencing one month before the announcement of the group's annual, half-year or, as the case may be, quarterly results and ending on the date of the announcement of the relevant results, or when they are in possession of unpublished price-sensitive information on the Group.

Material Contracts

There are no material contracts entered into by SingTel or any of its subsidiaries involving the interests of the Chief Executive Officer, any director or the controlling shareholder, Temasek Holdings (Private) Limited.

Code Of Ethics

SingTel has adopted an internal code of ethics which employees are required to observe. It sets out principles relating to the conduct of employees to ensure that employees act with the utmost integrity and objectivity at all times in their dealings with SingTel, competitors, customers, suppliers, and the community.

ANG KONG HUA
CHAIRMAN

Mr Ang, 58, was appointed a non-executive Director of SingTel in May 2001 and was appointed as Chairman in August 2001. He is currently President of NatSteel Ltd ("Natsteel"), a listed Singapore-based manufacturing group. Before joining NatSteel in 1975, he was with Singapore's Economic Development Board and The Development Bank of Singapore Limited. Mr Ang also serves on the boards of several listed companies and government institutions.

LEE HSIEN YANG
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr Lee, 44, joined SingTel in April 1994 and has been the President and CEO, and an executive director, of SingTel since May 1995. Prior to joining SingTel, Mr Lee served (from 1975) in a variety of command and staff appointments in the Singapore Armed Forces. He is the Chairman of the Singapore Science Centre Board and a member of Singapore's Land Transport Authority. He is also a member of the Singapore-British Business Council, Egon Zehnder International Global Corporate Governance Advisory Board, and the Board of Directors, INSEAD.

PAUL CHAN KWAI WAH

Mr Chan, 48, has been a non-executive Director of SingTel since November 1999. He is currently the Managing Director, Asia Pacific and Senior Vice President, Enterprise Systems Group of Hewlett-Packard. Prior to this, Mr Chan was Vice President and Managing Director of Compaq Computer Asia Pacific. Before joining Compaq Computer in 1995, Mr Chan spent 17 years with Hewlett-Packard.

DR YOGEN K DALAL

Dr Dalal, 52, was appointed a non-executive Director of SingTel in November 2000. He is currently Managing Partner of Mayfield and sits on the Board of Nuance Communications and many privately held companies including BeVocal, Inc., digiMine, eScout.com, Narus, Inc., PostX and Slamdunk Networks.

LG LIM CHUAN POH

Lieutenant-General Lim, 40, was appointed a non-executive Director of SingTel in April 1997. He is currently the Chief of Defence Force with the Singapore Armed Forces and was promoted to his current rank on 1 July 2001. He is also a Director of Singapore Technologies Engineering Ltd and the Defence Science and Technology Agency. He was awarded the Public Administration Medal (Gold) (Military) in 1999.

JOHN POWELL MORSCHEL

Mr Morschel, 58, was appointed a non-executive Director of SingTel in September 2001. He is currently the Chairman of CSR Limited, Chairman of Leighton Holdings Limited, and a non-executive Director of Rio Tinto plc and Rio Tinto Limited which are listed on the London and Australian Stock Exchanges respectively. He was previously a non-executive Director of Cable & Wireless Optus, Westpac Banking Corporation and Chief Executive of Lend Lease Corporation.

CHUMPOL NALAMLIENG

Mr Chumpol NaLamlieng, 55, was appointed a non-executive Director of SingTel in June 2002. He is currently the Director and President of The Siam Cement Public Co., Ltd. He is also the Chairman of the Board of Siam Pulp and Paper Public Co., Ltd, and Director of The Phoenix Pulp and Paper Public Co., Ltd, The Industrial Finance Corporation of Thailand, Dole (Thailand) Co., Ltd and SembCorp Industries Ltd.

QUEK POH HUAT

Mr Quek, 55, has been a non-executive Director of SingTel since December 1995. He is currently the President of Temasek Holdings (Private) Limited ("Temasek"). He was the President of Singapore Technologies Pte Ltd and Chairman of Singapore Technologies Aerospace Ltd before joining Temasek in September 1995.

SEAH KIAN PENG

Mr Seah, 40, was appointed a non-executive Director of SingTel in November 1999. He is currently the Deputy Chief Executive Officer of NTUC FairPrice Co-operative Ltd and the Chief Executive Officer of NTUC Media Co-operative Limited.

JACKSON PETER TAI

Mr Tai, 51, was appointed a non-executive Director of SingTel in November 2000. He was appointed as the Vice-Chairman of DBS Group Holdings Ltd and Chief Executive Officer of The Development Bank of Singapore Limited ("DBS Bank") on 22 June 2002. Prior to joining DBS Bank in July 1999, Mr Tai completed 25 years of service with J. P. Morgan & Co., where, among other assignments, he was senior officer for the Asia Pacific region and senior officer for the Western United States.

NICKY TAN NG KUANG

Mr Tan, 43, was appointed a non-executive Director of SingTel in March 2002. He now manages nTan Corporate Advisory Pte Ltd, a boutique firm specialising in corporate finance and corporate restructuring. Mr Tan was Head of Global Corporate Finance, Andersen Singapore and Andersen's ASEAN region. Prior to joining Andersen, he was Chairman of Financial Advisory Services, PricewaterhouseCoopers Asia Pacific region.

KEITH TAY AH KEE

Mr Tay, 58, was a Board member of the former TAS between October 1986 and March 1992. He has been a non-executive Director of SingTel since April 1992. He was Chairman and Managing Partner of KPMG Peat Marwick from 1984 to 1993. He now serves on the Boards of several public companies. He is a Board member of the Singapore International Chamber of Commerce, of which he is a Past Chairman. He is also Honorary Vice President of the Singapore Institute of Directors.

SENIOR EXECUTIVES' REMUNERATION

The Group has an executive remuneration strategy that supports a pay for performance philosophy. Rewards are directly aimed at:

- supporting business plans and corporate strategies; and
- rewarding performance improvement.

Senior executives participate in an annual performance review process that assesses the individual's performance against set key accountabilities. Performance against these accountabilities impacts directly on their remuneration.

Details of remuneration provided to the five most highly compensated senior executives employed by the Group as at 31 March 2002 are shown below:

ANNUAL REMUNERATION

(In S$'000)	Fixed Component [2]	Variable Component [3]	Provident/ Superannuation Fund [4]	Benefits [5]	Total Compensation	Cable & Wireless Optus Share Plans [6] Value	SingTel Share Option Scheme [7] No. Awarded	Value
Lee Hsien Yang President & CEO, SingTel Group	766.2	536.0	53.4	68.9	**1,424.4**	NA	1,900,000 [8]	1,178.0
Christopher John Anderson [1] CEO, SingTel Optus	1,083.3	765.4	187.4	453.2	**2,489.4**	1,093.5	978,000	606.4
Stephen Rotheram [1][3] Managing Director, Networks, SingTel Optus	398.4	726.2	26.5	89.2	**1,240.4**	53.2	305,000	189.1
Paul O'Sullivan [1] COO, SingTel Optus	547.2	339.1	93.6	47.6	**1,027.5**	347.3	357,000	221.3
Chris Hancock [1] Managing Director, Optus Wholesale, SingTel Optus	437.8	292.0	76.2	55.7	**861.7**	102.0	255,000	158.1

'ONE-OFF' REMUNERATION

(In S$'000)	Early Vesting Cable & Wireless Optus Share Plans [9] Value	Retention Cable & Wireless Optus Executive Retention Incentive Plan [10] Value	Retention SingTel Share Option Scheme [11] No. Awarded	Value	Total Value
Christopher John Anderson [1]	3,632.9	2,684.7	900,000	558.0	6,875.6
Paul O'Sullivan [1]	1,678.7	807.7	500,000	310.0	2,796.4
Chris Hancock [1]	418.8	893.3	380,000	235.6	1,547.7
Stephen Rotheram [1]	215.6	571.4	122,000	75.6	862.6

(1) Christopher John Anderson, Stephen Rotheram, Paul O'Sullivan and Chris Hancock are based in Australia and paid in A$.
(2) Fixed Component refers to base salary earned for the year ended 31 March 2002.
(3) Variable Component refers to incentive payments for the year ended 31 March 2002. Includes compensation for loss of expatriate benefits in the case of Stephen Rotheram.
(4) Provident Fund in Singapore represents payments in respect of company statutory contributions to the Singapore Central Provident Fund. Superannuation Fund in Australia represents payments in respect of the superannuation guarantee levy and additional company contributions to the superannuation scheme. Any contributions made by an individual may be salary sacrificed, and are part of the Fixed Component.
(5) Benefits are stated on the basis of direct costs to the company. Includes benefits such as medical scheme, motor vehicle, club membership, assignment benefits and Australia Fringe Benefits Tax where applicable.
(6) Allocations made under the share plans in place with Cable & Wireless Optus are to be their market prices at the vesting date.
(7) Singapore Telecom Share Option Scheme 1999 ("1999 Scheme") has replaced Cable & Wireless Optus share plans. Allocations made under the 1999 Scheme to SingTel Optus employees are at an exercise price of S$1.73 on 29 November 2001. Allocations made under the 1999 Scheme to SingTel employees are at an exercise price of S$1.69 on 30 May 2001. The option valuation adopted simulation methodologies consistent with assumptions that apply under the Black-Scholes method and returned a fair value of S$0.62 per option. None of the share options granted under the 1999 Scheme and the Singapore Telecom Executives' Share Option Scheme ("1994 Scheme") has been granted at a discount.
(8) Lee Hsien Yang has been granted a total of 3,900,000 and 120,000 share options since commencement of the 1999 and 1994 Schemes respectively to 31 March 2002 but has exercised none of these share options.
(9) Relates to value of share plans granted by Cable & Wireless Optus in previous years that early 'vested' after change of control.
(10) Relates to value of share or cash plans granted by Cable & Wireless Optus to influence retention of key senior management staff. The Cable & Wireless Optus Executive Retention Incentive Plan was put in place by Cable & Wireless Optus prior to acquisition of the company by SingTel.
(11) Relates to value of share options granted by SingTel under the 1999 Scheme to influence retention of key senior management staff. None of the share options granted under the 1999 Scheme has been granted at a discount.



Cavenagh Bridge, Singapore

DIRECTORS' REPORT

The directors present their report to the members together with the audited financial statements of the Group and of the Company for the financial year ended 31 March 2002.

1 Directors

The directors of the Company in office at the date of this report are as follows:

Mr Ang Kong Hua (Chairman) (appointed as Chairman on 30 August 2001) (1)
Mr Lee Hsien Yang (President and Chief Executive Officer)
Mr Paul Chan Kwai Wah (2)
Dr Yogen K Dalal (1)
LG Lim Chuan Poh (1)
Mr John Powell Morschel (appointed on 14 September 2001)
Mr Quek Poh Huat (2)
Mr Seah Kian Peng (2)
Mr Jackson Peter Tai (1)
Mr Nicky Tan Ng Kuang (appointed on 12 March 2002)
Mr Keith Tay Ah Kee (3)

The directors were last re-elected on:
(1) 30 August 2001
(2) 25 September 2000
(3) 29 September 1999

Mr Koh Boon Hwee and Mr Jaspal Singh, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 30 August 2001.

2 Principal Activities

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiary companies consist of:

Postal services;
Directory advertising and publishing;
Investment holding;
Sale and maintenance of telecommunications equipment;
Storage of telecommunications cables;
Provision of mobile phone and paging services;
Data communications services;
Value added network and computer network services;
Provision of information technology services;
Provision of internet services;
Construction and operation of a submarine cable system; and
Venture capital investments in start-up technology and telecommunications companies.

During the financial year, the Company acquired SingTel Optus Pty Limited (previously known as Cable & Wireless Optus Limited) and its subsidiary companies ("SingTel Optus Group") whose principal activities are those of providing telecommunications and cable television services principally within Australia.

There have been no other significant changes in the nature of the principal activities during the financial year.

3 Results For The Financial Year

The consolidated profit after tax attributable to the members of the Company for the financial year was S$1,631.3 million (2001: S$2,006.3 million). The Company made a profit after tax for the financial year of S$2,013.5 million (2001: S$1,671.4 million).

4 Acquisition And Disposal Of Subsidiary Companies

During the financial year, the following acquisition and disposal of subsidiary companies occurred:

(a) The Company acquired the entire equity interest in the SingTel Optus Group for a consideration of S$13,022.4 million comprising S$7,225.9 million in cash, S$4,559.9 million in SingTel ordinary shares and S$1,236.6 million in principal amount of fixed rate securities. The fair value of net assets acquired, determined on a provisional basis, was S$1,654.0 million at the acquisition date.

SingTel Optus Pty Limited acquired an additional 50% interest in Optus Broadband Pty Limited and its subsidiary company on 18 September 2001 for a consideration of AUD5 million. The fair value of net assets acquired was AUD6.6 million at the acquisition date.

(b) Suzhou ZhongXing Telecommunication Engineering Development Co. Ltd, a 70% owned indirect subsidiary company, incorporated in the People's Republic of China, was liquidated.

The subsidiary companies acquired as part of the acquisition of SingTel Optus Group and the new subsidiary companies incorporated during the financial year are set out in Note 44 to the financial statements.

Except as disclosed above, no other subsidiary companies were acquired or disposed of during the financial year.

5 Material Transfers To Or From Reserves And Provisions

Material transfers to or from reserves and provisions during the financial year are as disclosed in the notes to the financial statements.

6 Issue Of Shares And Debentures

At the Extraordinary General Meeting of the Company held on 29 May 2001, the shareholders approved the conversion of the Special Share of S$0.50 to an ordinary share of S$0.15 resulting in the re-designation of the authorised share capital from S$5,000 million divided into 33,333,333,330 ordinary shares of S$0.15 each and one Special Share of S$0.50 to S$5,000 million divided into 33,333,333,331 ordinary shares of S$0.15 each.

During the financial year, the Company issued 2,412,662,567 ordinary shares of S$0.15 each at an average premium of S$1.74 as part of the consideration for the acquisition of shares in SingTel Optus Pty Limited. In addition, the Special Share has been converted to an ordinary share of S$0.15.

The newly issued shares rank pari passu in all respects with the previously issued shares.

The following subsidiary companies issued shares during the financial year:

Subsidiary company	Description of shares issued	Purpose of issue
C2C Asiapac Pte Ltd	143,058 preference shares of S$1 each at a premium of S$999 per share by way of capitalisation of the loan from the holding corporation	For additional capital
C2C Cable (Ireland) Limited	2 ordinary shares of STG1 each at par for cash	For incorporation
C2C Cable Korea Ltd	393,100 ordinary shares of KRW5,000 each at par for cash	For incorporation and working capital
C2C (Hong Kong) Limited	15 ordinary shares of HK$1 each at par for cash	For incorporation
C2C Holdings Pte Ltd	470,588,235 ordinary shares of USD1 each at par for cash	For incorporation and working capital
C2C Infocom Cable (Taiwan) Ltd	6,471,996 ordinary shares of NT$1 each at par for cash	For incorporation and working capital
C2C Japan K K	200 ordinary shares of JPY50,000 each at par for cash	For incorporation and working capital

6 Issue Of Shares And Debentures (Cont'd)

Subsidiary company	Description of shares issued	Purpose of issue
C2C (USA) Inc.	1 ordinary share of USD2 each at premium of US$998 for cash	For incorporation
RSL Com Mobile Pty Limited	1 share of AUD1 at par for cash	For incorporation
SingTel Australia Investment Ltd	10,484,120,865 ordinary shares of AUD1 each at par for cash	For incorporation and investment in a subsidiary company
SingTel Asian Investments Pte Ltd	599,870 preference shares of S$1 each at a premium of S$999 per share by way of capitalisation of the loan from the holding corporation	For additional capital
Singapore Post Enterprise Private Limited	4,100,000 ordinary shares of S$1 each at par for cash	For investment in a joint venture company
Singapore Telecom Australia Investments Pty Limited	2 ordinary shares of AUD1 each at par for cash	For incorporation
Singapore Telecom Mobile Pte Ltd	10,202,228,427 ordinary shares of S$0.50 each at par for cash	For investments in a subsidiary company and an associated company
Singapore Telecom Paging Pte Ltd	4 ordinary shares of S$0.50 each at par for cash	For investment in a subsidiary company
ST Mobile Investments Pte Ltd	2 ordinary shares of S$1 each at par for cash	For incorporation
Singapore Telecom America Inc	Increase in paid-in capital of USD3,438,407. No new shares were issued	For additional capital
Singapore Telecom International Pte Ltd	1,147,391 preference shares of S$1 each at a premium of S$999 per share by way of capitalisation of the loan from the holding corporation	For additional capital
Singapore Telecom Korea Limited	295,000 common stock of KRW 10,000 each at par for cash	For working capital
Singapore Telecom USA Inc	Increase in paid-in capital of USD1,399,998. No new shares were issued.	For additional capital
SingaSat Pte Ltd	80,825 preference shares of S$1 each at a premium of S$999 per share by way of capitalisation of the loan from the holding corporation	For additional capital
Subsea Network Services Pte Ltd	2 ordinary shares of S$1 each at par for cash	For incorporation
InfoCom Holding Company Pte Ltd	821,268 preference shares of S$1 each at a premium of S$999 per share by way of capitalisation of the loan from the holding corporation	For additional capital

6 ISSUE OF SHARES AND DEBENTURES (CONT'D)

During the financial year, the Company issued:

(i) USD349.5 million of 5.875% bonds due on 6 September 2006;
(ii) USD350 million of 6.25% bonds due on 6 September 2008;
(iii) USD1,350 million of 6.375% bonds due on 1 December 2011;
(iv) Euro 500 million of 6.00% bonds due on 21 November 2011; and
(v) USD500 million of 7.375% bonds due on 1 December 2031.

Except as disclosed above, there were no other issue of shares or debentures by the Company or its subsidiary companies during the financial year.

7 ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of, the Company or any other body corporate, except for Singapore Telecom Executives' Share Option Scheme ("1994 Scheme") and Singapore Telecom Share Option Scheme 1999 ("1999 Scheme").

8 DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations according to the register of directors' shareholdings were as follows:

	Holdings registered in the name of director or nominee		Holdings in which a director is deemd to have an interest	
	At 31.03.02	At 1.4.01 or date of appointment, if later	At 31.03.02	At 1.4.01 or date of appointment, if later
Singapore Telecommunications Ltd (Ordinary shares of S$0.15 each)				
Mr Ang Kong Hua (appointed on 8 May 2001)	1,490	1,490	1,490	1,490
Mr Lee Hsien Yang	252,333	2,333	1,690	1,690
Mr Paul Chan Kwai Wah	1,820	1,820	1,690	1,690
Dr Yogen K Dalal	-	-	-	-
LG Lim Chuan Poh	1,490	1,490	-	-
Mr John Powell Morschel (appointed on 14 September 2001)	3,200	3,200	-	-
Mr Quek Poh Huat	1,820	1,820	1,690	1,690
Mr Seah Kian Peng	1,020	1,020	1,490	1,490
Mr Jackson Peter Tai	30,000	30,000	-	-
Mr Nicky Tan Ng Kuang (appointed on 12 March 2002)	-	-	-	-
Mr Keith Tay Ah Kee	31,700	31,700	-	-
(Options to purchase ordinary shares of S$0.15 each)				
Mr Lee Hsien Yang				
At exercise price of between S$1.69 and S$3.03 per share	4,020,000	2,120,000	-	-

8 DIRECTORS' INTEREST IN SHARES AND DEBENTURES (CONT'D)

	Holdings registered in the name of director or nominee		Holdings in which a director is deemd to have an interest	
	At 31.03.02	At 1.4.01 or date of appointment, if later	At 31.03.02	At 1.4.01 or date of appointment, if later
SembCorp Industries Limited				
(Ordinary shares of S$0.25 each)				
Mr Quek Poh Huat	36,890	36,890	-	-
SembCorp Logistics Limited				
(Options to purchase ordinary shares of S$0.25 each per share)				
Mr Lee Hsien Yang	-	-	84,000	24,000
Singapore Airlines Limited				
(Ordinary shares of S$1.00 each)				
Mr Lee Hsien Yang	16,000	16,000	-	-
Mr Paul Chan Kwai Wah	-	-	20,000	20,000
Mr Seah Kian Peng	-	-	1,000	1,000
Singapore Computer Systems Limited				
(Ordinary shares of S$0.25 each)				
Mr Quek Poh Huat	15,000	15,000	-	-
Singapore Technologies Engineering Limited				
(Ordinary shares of S$0.10 each)				
Mr Quek Poh Huat	763,228	823,228	-	-
ST Assembly Test Services Ltd				
(Ordinary shares of S$0.25 each)				
Mr Quek Poh Huat	-	-	1,000	1,000
SMRT Corporation Ltd				
(Ordinary shares of S$0.10 each)				
Mr Quek Poh Huat	-	-	8,000	8,000
Mr Keith Tay Ah Kee	140,000	-	-	-
The Ascott Limited				
(Ordinary shares of S$0.20 each)				
Mr Paul Chan Kwai Wah	13,020	13,020	-	-

Between the end of the financial year and 21 April 2002, Mr Lee Hsien Yang and Mr Jackson Peter Tai acquired additional 200,000 and 30,000 ordinary shares of S$0.15 each respectively in Singapore Telecommunications Limited.

Except as disclosed above, there were no other changes in any of the above-mentioned interests between the end of the financial year and 21 April 2002.

9 DIVIDENDS

Dividends paid, declared and proposed since the end of the Company's preceding financial year are as follows :

(a) A final dividend of 5.5 cents per share, net of tax at 24.5%, amounting to S$697.4 million, was paid in September 2001 in respect of the financial year ended 31 March 2001 as proposed in the Directors' Report for that financial year.

(b) The directors propose a final dividend of 5.5 cents per share, net of tax at 22%, amounting to S$764.7 million to be paid in respect of the financial year ended 31 March 2002.

10 Bad And Doubtful Debts

Before the financial statements of the Company were made out, the directors took reasonable steps to ascertain that proper action has been taken in relation to the writing off of bad debts and providing for doubtful debts of the Company, and have satisfied themselves that all known bad debts of the Company have been written off and that adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off or provided for doubtful debts in the Group inadequate to any substantial extent.

11 Current Assets

Before the financial statements of the Company were made out, the directors took reasonable steps to ascertain that any current assets of the Company which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values or that adequate provision has been made for the diminution in the value of such current assets.

At the date of this report, the directors are not aware of any circumstances, not otherwise dealt with in this report, which would render the values attributed to current assets in the consolidated financial statements misleading.

12 Charges On Assets And Contingent Liabilities

At the date of this report, no charges have arisen since the end of the financial year on the assets of the Company or any other corporation in the Group which secures the liability of any other person, nor have any contingent liability arisen since the end of the financial year in the Company or any other corporation in the Group.

13 Ability To Meet Obligations

No contingent or other liability of the Company or any other corporation in the Group has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Company and the Group to meet their obligations as and when they fall due.

14 Other Circumstances Affecting The Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the consolidated financial statements which would render any amount stated in the financial statements of the Company and the consolidated financial statements misleading.

15 Unusual Items

In the opinion of the directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for the acquisition of SingTel Optus Group and exceptional items as disclosed in Note 3 and 8 to the financial statements respectively.

16 Unusual Items After The Financial Year

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would substantially affect the results of the operations of the Company and of the Group for the financial year in which this report is made, except for the change in Singapore corporate tax rate as disclosed in Note 42 to the financial statements.

17 Directors' Contractual Benefits

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed in the consolidated financial statements and in this report) by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

18 Share Options

Share options granted, exercised and cancelled during the financial year, and options outstanding at the end of the financial year, are as follows:

Date of grant	Exercise Period	Exercise Price	Balance as at 1.4.01, date of grant or date of acquisition, if later	Options exercised	Options cancelled	Balance as at 31.3.02
1994 Scheme [a]						
30.7.96	31.7.97 to 30.7.01	S$3.15	1,414,600	-	1,414,600	-
23.12.96	24.12.97 to 23.12.01	S$3.00	967,400	-	967,400	-
16.6.97	17.6.98 to 16.6.02	S$2.32	1,712,400	-	35,400	1,677,000
17.6.98	18.6.99 to 17.6.03	S$2.05	3,537,031	-	133,700	3,403,331
			7,631,431	-	2,551,100	5,080,331
1999 Scheme [b]						
9.11.99	10.11.00 to 9.11.09	S$3.03	9,284,000	-	291,000	8,993,000
15.5.00	16.5.01 to 15.5.10	S$2.29	30,000	-	-	30,000
9.6.00	10.6.01 to 9.6.10	S$2.26	36,379,000	-	2,101,500	34,277,500
3.7.00	4.7.01 to 3.7.10	S$2.40	30,000	-	-	30,000
26.7.00	27.7.01 to 26.7.10	S$2.32	20,000	-	-	20,000
7.8.00	8.8.01 to 7.8.10	S$2.33	20,000	-	-	20,000
14.8.00	15.8.01 to 14.8.10	S$2.33	10,000	-	-	10,000
1.9.00	2.9.01 to 1.9.10	S$2.75	112,500	-	-	112,500
11.9.00	12.9.01 to 11.9.10	S$2.66	20,000	-	-	20,000
25.9.00	26.9.01 to 25.9.10	S$2.59	20,000	-	-	20,000
2.10.00	3.10.01 to 2.10.10	S$2.54	555,000	-	-	555,000
25.10.00	26.10.01 to 25.10.10	S$2.70	10,000	-	-	10,000
2.1.01	3.1.02 to 2.1.11	S$2.68	50,000	-	-	50,000
8.1.01	9.1.02 to 8.1.11	S$2.67	225,000	-	-	225,000
12.2.01	13.2.02 to 12.2.11	S$2.85	15,000	-	-	15,000
19.2.01	20.2.02 to 19.2.11	S$2.84	45,000	-	-	45,000
2.5.01	3.5.02 to 2.5.11	S$1.80	225,000	-	-	225,000
30.5.01	31.5.02 to 30.5.11	S$1.69	57,743,000	-	701,000	57,042,000
1.6.01	2.6.02 to 1.6.11	S$1.67	30,000	-	-	30,000
2.7.01	3.7.02 to 2.7.11	S$1.84	25,000	-	-	25,000
5.7.01	6.7.02 to 5.7.11	S$1.86	15,000	-	-	15,000
9.7.01	10.7.02 to 9.7.11	S$1.84	40,000	-	-	40,000
1.8.01	2.8.02 to 1.8.11	S$1.81	15,000	-	-	15,000
1.8.01	2.8.02 to 1.8.11	S$1.81	10,000	-	-	10,000
8.8.01	9.8.02 to 8.8.11	S$1.87	150,000	-	-	150,000
16.8.01	17.8.02 to 16.8.11	S$1.89	78,000	-	-	78,000
1.10.01	2.10.02 to 1.10.11	S$1.76	20,000	-	-	20,000
29.11.01	30.11.02 to 29.11.11	S$1.73	38,461,000	-	-	38,461,000
29.11.01	30.11.02 to 29.11.11	S$1.73	7,433,000	-	-	7,433,000
10.12.01	11.12.02 to 10.12.11	S$1.75	222,000	-	-	222,000
15.1.02	16.1.03 to15.1.12	S$1.72	50,000	-	-	50,000
21.2.02	22.2.03 to 21.2.12	S$1.63	69,000	-	-	69,000
			151,411,500	-	3,093,500	148,318,000

18 Share Options (Cont'd)

Date of grant	Exercise Period	Exercise Price	Balance as at 1.4.01, date of grant or date of acquisition, if later	Options exercised	Options cancelled	Balance as at 31.3.02
Optus Executive Option Plan [c]						
24.5.00	24.5.03 to 24.5.07	A$3.70 for 1.66 SingTel shares	11,627,802	-	524,560	11,103,242
Total			170,670,733	-	6,169,160	164,501,573

(a) The 1994 Scheme was approved by the shareholders at the Extraordinary General Meeting held on 23 September 1994, and modified by certain changes approved by shareholders at extraordinary general meetings held on 27 September 1996, 25 September 1998 and 27 September 1999 respectively.

Employees who participate in this Scheme will not be eligible to participate in any other share option schemes implemented by the Company's subsidiary or associated companies.

(b) At the Extraordinary General Meeting held on 29 September 1999, shareholders approved the adoption of the 1999 Scheme to replace the 1994 Scheme. The termination of the 1994 Scheme and the adoption of the 1999 Scheme will not affect the rights of the holders of the options granted under the 1994 Scheme.

The 1999 Scheme, which was subsequently modified and approved by shareholders at the Extraordinary General Meeting held on 30 August 2001, caters to a larger pool of participants, namely, employees (including executive directors of the Group) and non-executive directors of the Group.

The options for employees and non-executive directors have a validity period of 10 years and 5 years respectively.

Participants of the 1999 Scheme will not be restricted from participating in any other share option scheme or share incentive scheme of the other companies within the Group or any other company.

(c) As a result of the acquisition of SingTel Optus Group, the Optus Executive Option Plan was amended to allow SingTel Optus Pty Limited to discharge its obligations by procuring the issue to the Optus option holders of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option.

The number of share options under the Optus Executive Option Plan outstanding as at the date of acquisition of SingTel Optus Group, the number of share options which have since been cancelled and the number of share options outstanding as at 31 March 2002 are 7,004,700, 316,000 and 6,688,700 respectively.

The figures in the table show the number of unissued SingTel shares represented by the corresponding number of outstanding Optus Executive Option Plan share options based on a ratio of 1.66 SingTel shares per share option.

At the date of this report, the committee administering the share option schemes comprises:

Mr Ang Kong Hua (Chairman of the Committee)
Dr Yogen K Dalal
Mr John Powell Morschel
Mr Keith Tay Ah Kee

No options have been granted to controlling shareholders or their associates, or to parent group employees, and no employee has received 5% or more of the total options available under the share option schemes.

No shares of the Company have been allotted and issued during the financial year by virtue of the exercise of options to take up unissued shares of the Company or any subsidiary company.

Except for the above, no other options were granted by the Company or any subsidiary company during the financial year and there were no unissued shares under option at the end of the financial year.

19 AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Mr Keith Tay Ah Kee (Chairman)
Mr Seah Kian Peng
Mr Jackson Peter Tai
Mr Nicky Tan Ng Kuang (appointed on 12 March 2002)

Mr Jaspal Singh, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 30 August 2001.

The Audit Committee carried out its functions in accordance with Section 201B(5) of the Companies Act.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal and external auditors to discuss the results of their respective examinations and their evaluation of the Company's system of internal accounting controls. The Committee also reviewed the financial statements of the Company and the consolidated financial statements of the Group for the year ended 31 March 2002 as well as the auditors' report thereon.

Pursuant to the requirements of the Singapore Exchange Limited, the Committee, with the assistance of the internal auditors, reviewed the procedures set up by the Group and the Company to identify, report, and where necessary, seek appropriate approval for interested person transactions in order to discharge the responsibilities specified in the requirements.

The Audit Committee has nominated PricewaterhouseCoopers for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.

20 AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re-appointment.

On behalf of the directors



Mr Ang Kong Hua
Chairman



Mr Lee Hsien Yang
Director

Singapore
10 May 2002

STATEMENT OF DIRECTORS

In the opinion of the directors, the accompanying financial statements set out on pages 68 to 135 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2002 and of the results of the business and changes in equity of the Group and of the Company and cash flows of the Group for the financial year then ended, and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors



Mr Ang Kong Hua
Chairman



Mr Lee Hsien Yang
Director

Singapore
10 May 2002

AUDITORS' REPORT

TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

We have audited the financial statements of Singapore Telecommunications Limited and the consolidated financial statements of the Group for the financial year ended 31 March 2002 set out on pages 68 to 135. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

  (i) the state of affairs of the Company and of the Group as at 31 March 2002, the profit and changes in equity of the Company and of the Group, and the cash flows of the Group for the financial year ended on that date; and

  (ii) the other matters required by section 201 of the Act to be dealt with in the financial statements of the Company and the consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiary companies incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiary companies of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of the subsidiary companies are stated in Note 44 to the financial statements.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any material qualification and in respect of subsidiary companies incorporated in Singapore did not include any comment made under section 207(3) of the Act.



PricewaterhouseCoopers
Certified Public Accountants

Singapore
10 May 2002

INCOME STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 MARCH 2002

	Notes	Group		Company	
		2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Operating revenue	4	7,338.2	4,925.5	2,982.2	2,969.4
Operating expenses	5	(4,323.0)	(2,412.8)	(1,348.4)	(1,359.1)
Other income	6	41.8	91.6	78.8	139.3
Operational EBITDA		3,057.0	2,604.3	1,712.6	1,749.6
Compensation from IDA	33	337.0	337.0	337.0	337.0
Amortisation of goodwill on acquisition of subsidiary companies	22	(333.5)	-	-	-
Depreciation and other amortisation	7	(1,016.7)	(572.2)	(347.6)	(340.6)
		2,043.8	2,369.1	1,702.0	1,746.0
Exceptional items	8	(60.9)	(243.6)	(61.8)	(404.7)
Profit on operating activities		1,982.9	2,125.5	1,640.2	1,341.3
Associated and joint venture companies	9				
- share of results		240.5	348.9	-	-
- amortisation of goodwill		(19.6)	-	-	-
		220.9	348.9	-	-
Profit before interest and tax		2,203.8	2,474.4	1,640.2	1,341.3
Interest and investment income	10	188.4	269.0	936.3	831.6
Interest on borrowings	11	(269.7)	(9.1)	(151.6)	(5.6)
Profit before tax		2,122.5	2,734.3	2,424.9	2,167.3
Taxation	12	(498.0)	(715.1)	(411.4)	(495.9)
Profit after tax		1,624.5	2,019.2	2,013.5	1,671.4
Minority interests		6.8	(12.9)	-	-
Profit attributable to shareholders		1,631.3	2,006.3	2,013.5	1,671.4
Basic earnings per share (cents)	13				
- After goodwill		9.76	13.00		
- Before goodwill		11.87	13.00		
Diluted earnings per share (cents)	13				
- After goodwill		9.76	13.00		
EBITDA (S$ million)	14	3,634.5	3,290.2		

The accompanying notes on pages 74 to 135 form an integral part of these financial statements.

Auditors' Report - Page 67

BALANCE SHEETS

AS AT 31 MARCH 2002

	Notes	Group 2002 S$ million	Group 2001 S$ million	Company 2002 S$ million	Company 2001 S$ million
Current assets					
Cash and cash equivalents	17	1,728.9	4,095.4	799.4	2,185.0
Short term investments	18	514.5	2,533.3	54.8	930.9
Trade and other debtors	19	2,493.8	1,228.7	1,568.4	2,757.5
Inventories	20	256.9	105.0	12.7	13.7
		4,994.1	7,962.4	2,435.3	5,887.1
Non-current assets					
Property, plant and equipment (net)	21	13,437.8	5,475.8	3,049.2	2,932.3
Goodwill on consolidation	22	11,044.8	-	-	-
Intangibles	23	525.1	10.7	4.9	5.3
Subsidiary companies	24	-	-	18,778.9	4,629.0
Associated companies	25	3,784.8	1,689.6	39.6	39.6
Joint venture companies	26	312.6	231.0	233.4	150.1
Long term investments	27	599.0	782.2	439.7	646.3
Deferred tax asset	12	392.2	-	-	-
Other non-current assets	28	66.8	53.3	47.4	34.9
		30,163.1	8,242.6	22,593.1	8,437.5
Total assets		35,157.2	16,205.0	25,028.4	14,324.6
Current liabilities					
Trade and other creditors	29	3,942.6	1,879.1	1,134.7	959.3
Provisions	30	18.1	55.4	-	-
Due to subsidiary companies	24	-	-	263.5	418.5
Borrowings (unsecured)	31	295.2	-	-	-
Borrowings (secured)	32	97.6	-	-	-
Current income tax	12	599.7	596.5	418.4	378.1
		4,953.2	2,531.0	1,816.6	1,755.9
Non-current liabilities					
Due to subsidiary companies	24	-	-	112.2	438.7
Borrowings (unsecured)	31	10,404.5	1,000.0	6,481.1	1,000.0
Borrowings (secured)	32	1,078.8	-	-	-
Deferred income tax	12	709.8	778.1	534.7	611.3
Deferred income	33	1,779.4	2,051.4	1,698.4	2,036.5
Advance billings	1(m)(ii)	1,080.2	636.1	-	-
Other non-current liabilities		119.3	-	23.2	-
		15,172.0	4,465.6	8,849.6	4,086.5
Total liabilities		20,125.2	6,996.6	10,666.2	5,842.4
Net assets		**15,032.0**	**9,208.4**	**14,362.2**	**8,482.2**
Share capital and reserves					
Share capital	34	2,673.9	2,312.0	2,673.9	2,312.0
Reserves		11,905.1	6,446.1	11,688.3	6,170.2
Interests of shareholders of the Company		14,579.0	8,758.1	14,362.2	8,482.2
Minority interests		453.0	450.3	-	-
		15,032.0	**9,208.4**	**14,362.2**	**8,482.2**

The accompanying notes on pages 74 to 135 form an integral part of these financial statements.

Auditors' Report - Page 67

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 31 MARCH 2002

Group - 2002	Notes	Share Capital S$ million	Share Premium S$ million	Capital Redemption Reserve S$ million	Currency Translation Account S$ million	Retained Earnings And Other Reserves S$ million	Total S$ million
Balance at 1 April 2001							
- as previously reported		2,312.0	650.8	9.2	(109.3)	5,203.0	8,065.7
- effect of adopting SAS 12 (2001)	2	-	-	-	-	52.4	52.4
- effect of adopting SAS 10 (2000)	2	-	-	-	-	640.0	640.0
Restated balance		2,312.0	650.8	9.2	(109.3)	5,895.4	8,758.1
Currency translation differences		-	-	-	132.2	-	132.2
Adjustment to goodwill taken to reserves in the prior year		-	-	-	-	109.5	109.5
Goodwill released on deemed disposal of associated companies		-	-	-	-	85.4	85.4
Net gains not recognised in the income statement		-	-	-	132.2	194.9	327.1
Net profit for the year		-	-	-	-	1,631.3	1,631.3
Total recognised gains for the year		-	-	-	132.2	1,826.2	1,958.4
Final dividends for 2000/2001	35	-	-	-	-	(697.4)	(697.4)
Issue of share capital	34	361.9	4,198.0	-	-	-	4,559.9
Balance at 31 March 2002		**2,673.9**	**4,848.8**	**9.2**	**22.9**	**7,024.2**	**14,579.0**

Group - 2001	Notes	Share Capital S$ million	Share Premium S$ million	Capital Redemption Reserve S$ million	Currency Translation Account S$ million	Retained Earnings And Other Reserves S$ million	Total S$ million
Balance at 1 April 2000							
- as previously reported		2,321.0	649.2	0.1	(47.5)	6,055.1	8,977.9
- effect of adopting SAS 12 (2001)	2	-	-	-	-	(355.8)	(355.8)
- effect of adopting SAS 10 (2000)	2	-	-	-	-	633.1	633.1
Restated balance		2,321.0	649.2	0.1	(47.5)	6,332.4	9,255.2
Currency translation differences		-	-	-	(61.8)	-	(61.8)
Goodwill (net)		-	-	-	-	(807.2)	(807.2)
Net charges not recognised in the income statement		-	-	-	(61.8)	(807.2)	(869.0)
Net profit for the year		-	-	-	-	2,006.3	2,006.3
Total recognised (charges) / gains for the year		-	-	-	(61.8)	1,199.1	1,137.3
Final dividends for 1999/2000	35	-	-	-	-	(632.0)	(632.0)
Special dividends for 2000/2001	35	-	-	-	-	(861.8)	(861.8)
Issue of share capital	34	0.1	1.6	-	-	-	1.7
Repurchase of shares	34	(9.1)	-	9.1	-	(142.3)	(142.3)
Balance at 31 March 2001		**2,312.0**	**650.8**	**9.2**	**(109.3)**	**5,895.4**	**8,758.1**

The accompanying notes on pages 74 to 135 form an integral part of these financial statements.

Auditors' Report - Page 67

STATEMENTS OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 31 MARCH 2002

Company - 2002	Notes	Share Capital S$ million	Share Premium S$ million	Capital Redemption Reserve S$ million	Currency Translation Account S$ million	Retained Earnings And Other Reserves S$ million	Total S$ million
Balance at 1 April 2001							
- as previously reported		2,312.0	650.8	9.2	(105.5)	4,975.7	7,842.2
- effect of adopting SAS 10 (2000)	2	-	-	-	-	640.0	640.0
Restated balance		2,312.0	650.8	9.2	(105.5)	5,615.7	8,482.2
Currency translation differences		-	-	-	4.0	-	4.0
Net gains not recognised in the income statement		-	-	-	4.0	-	4.0
Net profit for the year		-	-	-	-	2,013.5	2,013.5
Total recognised gains		-	-	-	4.0	2,013.5	2,017.5
Final dividends for 2000/2001	35	-	-	-	-	(697.4)	(697.4)
Issue of share capital	34	361.9	4,198.0	-	-	-	4,559.9
Balance at 31 March 2002		**2,673.9**	**4,848.8**	**9.2**	**(101.5)**	**6,931.8**	**14,362.2**

Company - 2001	Notes	Share Capital S$ million	Share Premium S$ million	Capital Redemption Reserve S$ million	Currency Translation Account S$ million	Retained Earnings And Other Reserves S$ million	Total S$ million
Balance at 1 April 2000							
- as previously reported		2,321.0	649.2	0.1	(91.7)	5,306.2	8,184.8
- effect of adopting SAS 12 (2001)	2	-	-	-	-	(358.9)	(358.9)
- effect of adopting SAS 10 (2000)	2	-	-	-	-	633.1	633.1
Restated balance		2,321.0	649.2	0.1	(91.7)	5,580.4	8,459.0
Currency translation differences		-	-	-	(13.8)	-	(13.8)
Net charges not recognised in the income statement		-	-	-	(13.8)	-	(13.8)
Net profit for the year		-	-	-	-	1,671.4	1,671.4
Total recognised (charges) / gains		-	-	-	(13.8)	1,671.4	1,657.6
Final dividends for 1999/2000 for the year	35	-	-	-	-	(632.0)	(632.0)
Special dividends for 2000/2001	35	-	-	-	-	(861.8)	(861.8)
Issue of share capital	34	0.1	1.6	-	-	-	1.7
Repurchase of shares	34	(9.1)	-	9.1	-	(142.3)	(142.3)
Balance at 31 March 2001		**2,312.0**	**650.8**	**9.2**	**(105.5)**	**5,615.7**	**8,482.2**

Currency translation account of the Company relates principally to exchange differences arising from loans to subsidiary companies which are extensions of the Company's net investment in these subsidiary companies.

The accompanying notes on pages 74 to 135 form an integral part of these financial statements.

Auditors' Report - Page 67

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 31 MARCH 2002

	Note	2002 S$ million	2001 S$ million
Cash Flows From Operating Activities			
Profit before tax		2,122.5	2,734.3
Adjustments for :			
Depreciation of property, plant and equipment		998.4	573.8
Amortisation of goodwill		353.1	-
Amortisation of bonds		1.8	-
Amortisation - others		37.1	0.8
Interest and investment income		(188.4)	(269.0)
Exceptional items		60.9	243.6
IDA compensation		(337.0)	(337.0)
Net loss/(gain) on disposal of property, plant and equipment		2.7	(30.6)
Property, plant and equipment written off		1.1	0.1
Interest expense		269.7	9.1
Share of results of associated and joint venture companies		(240.5)	(348.9)
		958.9	(158.1)
Operating cash flow before working capital changes		**3,081.4**	**2,576.2**
Change in operating assets and liabilities			
Trade and other debtors		162.0	(76.9)
Trade and other creditors		179.0	695.7
Inventories		76.7	(7.8)
Provisions		(37.3)	-
Currency translation adjustments of subsidiary companies		19.2	24.2
Cash generated from operations		3,481.0	3,211.4
IDA compensation received		-	859.0
Dividends received from associated and joint venture companies		67.1	43.0
Interest paid		-	(8.1)
Income tax paid		(460.0)	(565.9)
Net cash inflow from operating activities		**3,088.1**	**3,539.4**
Cash Flows From Investing Activities			
Dividends received		25.8	33.2
Funds from minority shareholders		-	367.1
Interest received		76.8	214.6
Investment in associated and joint venture companies		(1,805.6)	(1,113.0)
Long term loans to associated and joint venture companies		(99.4)	(32.3)
Investment in long term investments		(47.1)	(126.4)
Net sale/(purchase) of short term investments		2,259.7	(782.5)
Payment for purchases of property, plant and equipment		(2,999.7)	(1,762.0)
Proceeds from sale of non-current investments		110.7	87.3
Proceeds from sale of associated and joint venture companies		9.3	-
Recovery of investment previously written off		7.6	-
Proceeds from disposal of subsidiary, net of cash disposed		-	(35.4)
Payment for purchase of subsidiary, net of cash received [1]		(7,164.3)	(0.2)
Proceeds from sale of property, plant and equipment		11.2	97.5
Purchase of licences		(177.5)	(5.9)
Net cash outflow from investing activities		**(9,792.5)**	**(3,058.0)**

The accompanying notes on pages 74 to 135 form an integral part of these financial statements.

Auditors' report -Page 67

FOR THE FINANCIAL YEAR ENDED 31 MARCH 2002

	Note	2002 S$ million	2001 S$ million
Cash Flows From Financing Activities			
Proceeds from bond issue		4,202.7	1,000.0
Proceeds from term loans		1,091.0	-
Repayment of term loans		(33.0)	(100.0)
Dividends paid to shareholders		(697.4)	(1,493.8)
Net interest paid on borrowings and swaps		(225.4)	-
Proceeds from issue of shares		-	1.7
Proceeds from sale and leaseback of assets		-	17.8
Repurchase of shares		-	(142.3)
Dividends paid to minority shareholders		-	(0.1)
Net cash inflow/(outflow) from financing activities		**4,337.9**	**(716.7)**
Net decrease in cash and cash equivalents held		(2,366.5)	(235.3)
Cash and cash equivalents held at the beginning of the financial year		4,095.4	4,330.7
Cash and cash equivalents held at the end of the financial year	17	**1,728.9**	**4,095.4**

Note (1): Acquisition of subsidiary company

On 30 August 2001, the Group's offer to acquire all the issued shares in SingTel Optus Pty Limited and its subsidiaries from the existing shareholders became unconditional. The settlement of the purchase consideration was satisfied via S$4,559.9 million in shares of SingTel, S$1,236.6 million of US$ denominated bonds issued by SingTel and cash of S$7,225.9 million.

The details of the acquisition were as follows:-

	S$ million
Fair values of identifiable net assets of the subsidiary acquired	
Non-current assets:	
Intangibles and goodwill on consolidation	371.1
Property, plant and equipment	5,082.8
Deferred tax asset	365.3
Other non-current assets	41.4
Cash	61.6
Current assets	1,645.7
Current liabilities	(1,293.3)
Long term liabilities	(4,620.6)
	1,654.0
Goodwill	11,368.4
Total consideration	13,022.4
Less:	
Consideration in shares issued	(4,559.9)
Consideration in bonds issued	(1,236.6)
Total consideration in cash	7,225.9
Less: Cash in subsidiary acquired	(61.6)
Outflow of cash	**7,164.3**

The accompanying notes on pages 74 to 135 form an integral part of these financial statements.

Auditors' report -Page 67

NOTES TO THE FINANCIAL STATEMENT - 31 MARCH 2002

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1 SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of preparation

The financial statements are prepared in accordance with the historical cost convention.

These financial statements are prepared in accordance with and comply with the Singapore Statements of Accounting Standard ("SAS").

The financial statements are expressed in Singapore dollars.

In the current financial year, the Group adopted the following standards:

SAS 8 (2000)	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
SAS 10 (2000)	Events after the Balance Sheet Date
SAS 12 (2001)	Income Taxes
SAS 17 (2000)	Employee Benefits
SAS 22 (2000)	Business Combinations
SAS 31	Provisions, Contingent Liabilities and Contingent Assets
SAS 32	Financial Instruments - Disclosure and Presentation
SAS 34	Intangible Assets
SAS 35	Discontinuing Operations
SAS 36	Impairment of Assets

The effects of the adoption of the above accounting standards on the results and financial position of the current and prior financial years are set out in Note 2 to these financial statements.

(b) Basis of consolidation

(i) Subsidiary companies

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

The consolidated financial statements include the financial statements of the Company and its subsidiary companies made up to the end of the financial year. Subsidiary companies are consolidated from the date of effective control and are no longer consolidated from the date that control ceases.

All intercompany transactions, balances and unrealised gains or losses on transactions between group companies are eliminated. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by the Group.

(ii) Associated companies

An associated company is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions, or a company which the Group generally has between 20% and 50% of the voting rights.

Investments in associated companies are accounted for under the equity method whereby the Group's share of profits less losses of associated companies and amortisation of goodwill arising on acquisition of associated companies from 1 April 2001 are included in the consolidated income statement and the Group's share of net assets is included in the consolidated balance sheet. These results are taken from the most recent audited financial statements of the companies concerned, made up to dates not more than three months prior to the end of the financial year of the Group. Where the accounting policies of the associated companies do not conform with those of the Group, adjustments are made where the amounts involved are considered significant to the Group.

1 Significant Accounting Policies (Cont'd)

(b) Basis of Consolidation (Cont'd)

(ii) Associated companies (Cont'd)

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associated companies includes goodwill (net of accumulated amortisation) on acquisition subsequent to 1 April 2001. Equity accounting is discontinued when the carrying amount of the investment including loans that are in fact extension of the Group's investment is reduced to nil, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(iii) Joint venture companies

A joint venture company is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interest in jointly controlled entities is accounted for under the equity method of accounting as set out above. The Group's share of operating revenue, net profit after taxation, assets and liabilities of the joint venture companies are disclosed in the notes to the financial statements.

The Group's interest in unincorporated joint ventures is accounted for by including its interest in the assets employed in, liability incurred by, liabilities for which it is jointly and severally liable, and the revenue derived from, and expenses incurred in relation to, the joint ventures, in the consolidated balance sheet and consolidated income statement respectively.

(iv) Subsidiary, associated and joint venture companies

Investments in subsidiary, associated and joint venture companies that are intended to be held for the long term are stated in the financial statements of the Company at cost less provision. Provision is made in recognition of any diminution in value which is other than temporary.

(c) Foreign currencies

(i) Foreign subsidiary, associated and joint venture companies ("Foreign Entities")

For the purpose of consolidation of subsidiary companies and the equity accounting of associated and joint venture companies, the balance sheets of foreign entities are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date, and the results of foreign entities are translated into Singapore dollars using the average monthly exchange rates for the financial year.

The Group's share of exchange differences arising on translation of the financial statements of foreign entities and long term loans that are in fact extensions of the Group's net investment in these entities, are taken directly to the currency translation account in the shareholders' equity. On disposal of a foreign entity, accumulated exchange differences relating to that entity are recognised in the consolidated income statements as part of the gain or loss on disposal.

Goodwill arising on acquisition of foreign entities is translated at the exchange rates prevailing at the date of acquisition. Fair value adjustments made at the date of acquisition are treated as adjustments to the assets of the foreign entity and translated on a basis consistent with these assets.

(ii) Foreign currency transactions

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Foreign currency monetary assets and liabilities are translated into Singapore dollars at the rates of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, except for hedge transactions described below, are recognised in the income statements.

(c) Foreign currencies (Cont'd)

(iii) Foreign currency hedges

Exchange differences arising from translating foreign currencies purchased to hedge against specific capital or operating expenditure commitments at balance sheet date are deferred. They are subsequently included in the measurement of the related capital or operating expenditure transactions. Exchange differences arising from translating foreign exchange forward contracts, cross currency swaps or options entered into as hedges for foreign currency assets and liabilities are accounted for in a manner consistent with the hedged item.

Exchange differences arising from translating borrowings entered into as specific hedge for investments in foreign entities are taken to the currency translation account in the shareholders' equity in the year that they arise, and are taken to the income statements upon disposal of the investments.

(d) Revenue recognition

Revenue comprises the value of services rendered, sale of equipment and sale of advertising space in directories, net of goods and services tax. It takes into account the gross income received and receivable from revenue sharing arrangements entered into with overseas telecommunications and postal companies in respect of traffic exchanged.

Revenue from the rendering of services is recognised when the services are rendered. It includes operating lease income from the provision of cable capacity recognised over the period of the lease on a basis representative of the pattern of services rendered under the lease.

Provision for unearned revenue is made for phone cards, prepaid cards and stamps which have been sold, but for which services have not been rendered as at the balance sheet date. Expenses directly attributable to the unearned revenue are deferred until the revenue is recognised.

Revenue from the provision of information technology services is recognised based on the percentage of completion of the projects, using cost-to-cost basis. Revenue from information technology services where the services involve substantially the procurement of computer equipment and third party software for installation, is recognised upon full completion of the project.

Revenue from the sale of equipment is recognised upon delivery to customers.

Revenue from the sale of advertising space in directories is recognised in the financial year of publication.

Construction contract revenue for C1 satellite is recognised only when the contract is completed or substantially completed.

Dividend income is recorded gross in the income statement in the accounting period in which a dividend is declared payable by the investee company.

Interest income is accrued on a time-apportioned basis.

Rental income under operating leases is recognised in the income statement on a straight-line basis over the term of the lease.

(e) Borrowing costs

(i) Capitalisation of borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in arranging borrowings, and lease finance charges. Borrowing costs are expensed as incurred except to the extent that they are capitalised as being directly attributable to the acquisition, construction, or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

1 Significant Accounting Policies (Cont'd)

(e) Borrowing costs (Cont'd)

(ii) Interest rate hedges

Interest payments and receipts under interest rate and cross currency swap contracts are recognised on an accrual basis in the income statements as an adjustment to interest expense on the underlying liabilities during the year. The premiums, if any, paid on interest rate options are included as other assets or other liabilities in the balance sheet. They are amortised over the term of the agreements and included in interest expense or interest income.

(f) Government grants

Government grants relating to the purchase of property, plant and equipment are included in other creditors and are credited to the income statement on a straight-line basis over the expected lives of the related assets. Government grants relating to the operating expenditure are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis.

(g) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, balances with banks and fixed deposits net of bank overdrafts.

(h) Trade and other debtors

Trade debtors are carried at anticipated realisable value.

Bad debts are written off when identified and specific provisions are made for those debts considered to be doubtful. General provisions are made on the balance of trade debtors to cover unexpected losses which have not been specifically identified.

(i) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the weighted average basis. Provision for obsolescence is based on a review of the age and usage of inventories. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Work-in-progress (directories) is stated at the cost incurred up to balance sheet date. Printing, production and selling costs incurred in the production of directories are deferred and amortised to the consolidated income statement over the lives of the directories from their respective publication year.

Work-in-progress (information technology services) is stated at costs less progress payments received and receivable on uncompleted information technology services. Costs include third party hardware and software costs, manpower and other direct expenses attributable to the project activity and recognised profit on incomplete project. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Work-in-progress (C1 satellite) is stated at costs less recognised losses and progress billings.

Work-in-progress is presented in the balance sheet as "Work-in-progress" (as a current asset) or "Excess of progress billings over work-in-progress" (as a current liability), as applicable.

The production costs of stamps and stamped stationery inventory are expensed as incurred as the amounts involved are immaterial.

Inventories include maintenance spares acquired for the purpose of replacing damaged or faulty plant or equipment. Until they are used, they are amortised over the useful life of the plant and equipment they support. When used, the unamortised balance is expensed. Inventories also include goods for use in capital projects.

(j) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses.

The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs and an appropriate proportion of production overheads.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount and an impairment loss is charged to the income statement.

Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful lives as follows:

Property, plant and equipment	No. of Years
Buildings	5 - 40
Transmission plant and equipment	5 - 25
Switching equipment	3 - 10
Postal equipment	3 - 10
Other fixed assets	3 - 15

Other fixed assets consist mainly of motor vehicles, computer hardware, furniture and fittings.

No depreciation is provided on freehold land, long-term leasehold land with remaining lease period of more than 100 years and capital work-in-progress. Leasehold land with remaining lease period of 100 years or less is depreciated in equal installments over its remaining lease period.

During the financial year, the Group and Company revised the estimated useful lives of certain property, plant and equipment so as to align them with the future economic benefits embodied in the depreciable assets in the light of changing trends and technology and to align the assets' useful lives across the operations in Singapore and Australia. This change resulted in a lower depreciation charge of approximately S$49 million for the Group and S$20 million for the Company for the financial year ended 31 March 2002.

(k) Intangible assets

(i) Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the Group's share of identifiable net assets of the subsidiary, associated and joint venture company at the date of acquisition.

Goodwill on acquisition of subsidiary companies occurring on or after 1 April 2001 is included in goodwill on consolidation, stated at cost less accumulated amortisation and impairment losses. In respect of goodwill on acquisition of associated and joint venture companies occurring on or after 1 April 2001, the carrying amount of goodwill is included in the carrying amount of investments in associated and joint venture companies respectively.

Goodwill is amortised from the date of initial recognition on a straight-line basis, through the consolidated income statement, over its useful economic life of up to a maximum of 20 financial years.

Goodwill which is assessed as having no continuing economic value is written off to the consolidated income statement.

Goodwill on acquisitions that occurred prior to 1 April 2001 has been adjusted in full against shareholders' equity. As allowed under the transitional provision of SAS 22 (2000), such goodwill has not been retrospectively capitalised and amortised.

The gain or loss on disposal of a subsidiary, associated and joint venture companies includes the unamortised balance of goodwill relating to the entity disposed of or, for pre 1 April 2001 acquisitions, the goodwill directly adjusted against shareholders' equity.

(k) Intangible assets (Cont'd)

(ii) Research and development

Development expenditure attributable to major projects, whose future returns are reasonably assured, is capitalised and amortised over the estimated useful life of the product. Expenditure on pure research is written off to the income statements in the year in which it is incurred, except for items of a capital nature which are capitalised as property, plant and equipment. The depreciation charge of these assets are taken to the income statements. Depreciation rates of property, plant and equipment utilised for research and development activities are reviewed annually to take into account technological obsolescence and possible future benefits to the Group and Company.

(iii) Computer software development costs

Generally, costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. However, costs that are directly associated with identifiable and unique software products controlled by the Group and Company and have probable economic benefits exceeding one year and greater than its cost, are recognised as assets and included in property, plant and equipment.

(iv) Spectrum and other licences

Expenditure on spectrum and other licences is capitalised and amortised from the date of the launch of the related service using the straight-line method over their useful lives of 12 to 22 years. Where the services which the license is granted have yet to commence, no amortisation is made. Capitalised expenditures are stated at cost less accumulated amortisation and impairment losses. When the carrying amount of the license is greater than its estimated recoverable amount, it is written down to its recoverable amount.

(v) Customer acquisition costs

Customer acquisition costs, including related sales and promotion expenses and activation commissions, are expensed as incurred.

(vi) Pre-incorporation expenses

Pre-incorporation expenses are expensed as incurred.

(l) Investments

Quoted and unquoted investments that are intended to be held for the long term are stated in the financial statements at cost less provision. Provision is made where there is a decline in value which is other than temporary, determined on an individual investment basis.

Quoted and unquoted investments held as current assets are stated at the lower of cost and market value on a portfolio basis. Cost is determined using the weighted average method.

Gain or loss on disposals of and provision for the diminution in value of the non-current investments, including subsidiary, associated and joint venture companies, are taken to the income statements as exceptional items.

(m) Leases

(i) Where a group company is the lessee

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statements over the lease period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

(m) Leases (Cont'd)

(i) Where a group company is the lessee (Cont'd)

Leases under which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statements on a straight-line basis over the period of the lease.

If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortised over the lease term on a straight-line basis.

If a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognised immediately. If the sale price is below fair value, any gain or loss is also recognised immediately except that, if the loss is compensated by future lease payments at below market price, it is deferred and amortised in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortised over the period for which the asset is expected to be used.

(ii) Where a group company is the lessor - Indefeasible right of use

The Group has entered into certain indefeasible right of use ("IRU") agreements. An IRU is a right to use a specified amount of capacity for a specific time period that cannot be revoked or voided. Such agreements are accounted for either as lease or service transactions.

Those IRU agreements that provide the lessee with exclusive right to the purchased capacity and limit the purchased capacity to a specified fibre, are accounted for as lease transactions. Other IRUs are accounted for as service contracts.

IRU agreements that transfer substantially all the risks and rewards of ownership to the lessee, and provide for the transfer of ownership of the asset to the lessee by the end of the lease term at a nominal price, are classified as sales-type leases. All other IRU leases are classified as operating leases.

Revenue from sales-type leases is recognised in the period that the IRUs are transferred and capacity is available for service. The costs attributable to capacity sold under sales-type lease contract is accordingly recognised as cost of goods sold.

Revenue from operating leases or service contracts are recognised over the term of the lease or the contracts. Amounts received or contractually receivable from lessees in excess of revenue recognised are recorded as advance billings in the balance sheets. Costs of the network relating to operating leases or service contracts are included as property, plant and equipment and depreciated over the economic useful life of the network.

(iii) Capacity swaps

The Group may exchange capacity with other capacity or service providers. When the assets or services exchanged are of a similar nature, the exchange is not regarded as a transaction which generates revenue. The exchange is regarded as a transaction which generates revenue if the assets or services exchanged are dissimilar, fair value can be determined within reasonable limits and from an accounting perspective, the earnings process is complete. All of the factors must be met in order to recognise the revenue which is measured at the fair value of the assets or services received, adjusted by the amount of any cash or cash equivalents transferred.

(n) Taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on property, plant and equipment, provisions, offshore interest and dividend income not remitted and tax losses and capital allowances carried forward. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised.

(n) Taxation (Cont'd)

Deferred income tax is provided on temporary differences arising on investments in subsidiary companies, associated and joint venture companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(o) Employee benefits

(i) Defined contribution plans

The companies based in Singapore contribute to Central Provident Fund ("CPF"), a defined contribution plan regulated and managed by the Singapore Government. The companies in Australia contribute to a defined contribution superannuation fund. These contributions include superannuation guarantee contributions and additional contributions made under employee remuneration arrangements.

The Group's and Company's obligation in regard to defined contribution plans is limited to the amount it contributed to the funds. The expenses are disclosed in the notes to the financial statements.

(ii) Equity compensation benefits

Share options are granted to certain directors and to employees under the various share option schemes of the Group. No compensation cost is recognised upon granting or the exercise of the options. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (the par value of the shares issued) and share premium.

(iii) Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for leave as a result of services rendered by employees up to the balance sheet date.

(p) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Provision for liquidated damages in respect of information technology projects for the late completion of projects and warranties are made where a contractual obligation exists and is based on management's best estimate of the anticipated liability. The directors review the provision annually and where in their opinion, the provision is inadequate or excessive, due adjustment is made.

(q) Share capital

(i) Dividends on ordinary shares are recognised in shareholders' equity in the financial year in which they are declared.

(ii) The cost of shares repurchased by the Company is credited against revenue reserves. An amount equivalent to the nominal value of the shares repurchased is transferred to capital redemption reserve in accordance with Section 76G of the Singapore Companies Act.

(iii) Ordinary shares and non-redeemable preferred shares with discretionary dividends are both classified as equity. Mandatory redeemable preferred shares are classified as liabilities.

(iv) External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds.

(r) Impairment

The carrying amounts of the Group's and the Company's tangible and intangible assets, other than inventories, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statements as exceptional items.

(r) Impairment (Cont'd)

The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(s) Financial risk management objectives and policies

Financial Risk Factors

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. The Group's overall risk management seeks to minimise potential adverse effects of these risks on the financial performance of the Group.

The Group has established risk management policies, guidelines and control procedures to manage its exposure to financial risks. Hedging transactions are determined in the light of commercial commitments and are reviewed regularly. Financial instruments are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes.

Foreign Exchange Risk

The foreign exchange risk of the Group arises from subsidiary companies operating in foreign countries, which generate revenue and incur costs denominated in foreign currencies. The Company and its Singapore subsidiary companies also generate revenue and incur costs in foreign currencies which give rise to foreign exchange risk. The currency exposures are primarily United States Dollars, Australian Dollars, and Euros. Foreign currency purchases, forward contracts and options are used to reduce the Group's exposure to foreign currency exchange rate fluctuations.

The Group also has borrowings denominated in foreign currencies. Cross currency swaps are primarily used to hedge selected long term foreign currency borrowings to reduce the foreign currency exposure on these borrowings.

Interest Rate Risk

The Group has cash balances placed with reputable banks and financial institutions and investments in bonds and securities, which generate interest income for the Group. The Group manages its interest rate risks by placing such balances on varying maturities and interest rate terms.

The Group's debt includes bank borrowings and bonds. The objective is to minimise the interest expense consistent with maintaining an acceptable level of exposure to interest rate fluctuations. In order to achieve this objective, the Group targets a mix of fixed and floating debt based on assessment of interest rate trends. To obtain this mix in a cost efficient manner, the Group primarily uses interest rate and cross currency swaps that have the effect of converting specific debt obligations of the Group from variable to fixed rate, or vice versa, as deemed appropriate.

Information relating to the Group's interest rate exposure is also disclosed in the notes on the Group's borrowings, investments, and bank balances, where applicable.

Credit Risk

Financial assets that potentially subject the Group to concentrations of credit risk consist primarily of trade receivables, cash and cash equivalents, marketable securities and financial instruments used in hedging activities.

The Group has no significant concentration of credit risk from trade receivables due to its diverse customer base. Credit risk is managed through the application of credit assessment and approvals, credit limits and monitoring procedures. Where appropriate, the Group obtained deposits or bank guarantees from the customers.

The Group places its cash and cash equivalents and marketable securities with a number of major and high credit rating commercial banks and other financial institutions. Derivative counter-parties are limited to high credit rating commercial banks and other financial institutions. The Group has policies that limit the financial exposure to any one financial institution.

1 Significant Accounting Policies (Cont'd)

(s) Financial risk management objectives and policies (Cont'd)

Liquidity Risk

In the management of liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by keeping both committed and uncommitted credit lines available.

2 Change In Accounting Policies And Prior Year Adjustments

With the exception of SAS 8, SAS 10, SAS 12 and SAS 22, as summarised in the following paragraphs, none of the changes in accounting policies arising from the adoption of the new or revised standards have a material impact on the net profit of the Group and Company as the Group and Company were already following the recognition and measurement principles in those standards.

Deferred Tax

Under the previous SAS 12, certain timing differences and tax losses were not taken up as their realisation was not assured beyond reasonable doubt as required by the standard. Under the revised SAS 12, these are now recognised as deferred tax assets, to the extent that it is probable that future profit will be available for their utilisation.

The adoption of the revised SAS 12 has been applied retrospectively and resulted in a restatement of the retained earnings of the Group and Company of S$52.4 million (2001: S$355.8 million) and nil (2001: S$358.9 million) respectively. Included in the comparative figures are S$408.2 million for the Group and S$358.9 million for the Company arising from a change in accounting policy for deferred tax in the year ended 31 March 2001 from partial liability method to full liability method.

The impact of the adoption of the revised standard on the net results of the financial years ended 31 March 2001 and 2002 are not material to the Group and the Company.

Dividend

From 1 April 2001, under the revised SAS 10, dividends are only recorded in the financial period in which the dividends are declared. Prior to 1 April 2001, dividends are recognised as a liability of the Group and the Company when proposed, approved or paid subsequent to the reporting year end dates.

The change in accounting policy has been accounted for retrospectively and the comparative figures have been restated to conform to the changed policy. The change in accounting policy has no impact on the results of the Group and the Company for the respective financial years. The change in accounting policy has been dealt with as follows:

	Year ended 31 March 2002 S$ million	Year ended 31 March 2001 S$ million
Restatement of retained earnings at the beginning of the financial year	640.0	633.1
Final dividends declared in the year	(697.4)	(632.0)
Cumulative impact on retained earnings at the end of the financial year	**(57.4)**	**1.1**

2 Change In Accounting Policies And Prior Year Adjustments (Cont'd)

Extraordinary items

Following the adoption of the revised SAS 8, with effect from 1 April 2001, items previously classified as "extraordinary items" for the year 31 March 2001 by the Group and the Company no longer qualify as extraordinary items under the revised standard. These items are reclassified as "exceptional items" in the operating results.

Goodwill on acquisition

Prior to 1 April 2001, goodwill is adjusted against shareholders' equity immediately upon acquisition of subsidiary, associated and joint venture companies. Following the adoption of revised SAS 22, with effect from 1 April 2001, goodwill is capitalised and amortised over its estimated useful life, with a rebuttable presumption that the useful life does not exceed 20 years. The goodwill amortised in the income statement for the year ended 31 March 2002 amounted to S$353.1 million, of which S$331.6 million relates to the amortisation of provisional goodwill for acquisition of SingTel Optus Pty Limited. This revised accounting standard is not required to be applied retrospectively.

Employee benefits

The effect of the change in accounting policy arising from the initial recognition of SAS 17 has been adjusted in the results for the current financial year. The change does not have a material impact on the net profit of the Group and the Company.

Comparatives

Where applicable, the comparatives have been adjusted or extended to take into account the requirements of the revised or new SAS which the Group implemented with effect from 1 April 2001. Where necessary, comparative figures have been adjusted to give retrospective effects to the adoption of these standards.

3 Acquisition Of SingTel Optus Pty Limited And Its Subsidiary Companies ("SingTel Optus Group")

Under Singapore GAAP, the results and net assets of SingTel Optus Group are to be consolidated in the Group's financial statements with effect from the date on which the offer for SingTel Optus shares becomes unconditional on 30 August 2001. The Group however completed compulsory acquisition of shares in SingTel Optus Group in October 2001.

The contribution of SingTel Optus Group results for the month of September 2001 was deemed not material for inclusion in the Group's results and SingTel Optus Group's results are only consolidated on 30 September 2001.

The SingTel Optus Group contributed S$2,415.5 million in revenue and S$108.4 million in net loss to the Group's revenue and net results for the financial year ended 31 March 2002 respectively.

4 Operating Revenue

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Operating revenue comprised:				
Public data and private network	1,512.2	1,065.0	1,163.7	1,027.3
International telephone	1,304.6	1,203.1	1,021.2	1,171.4
Mobile communications	2,041.8	885.5	82.4	69.8
National telephone	1,128.4	588.0	629.8	629.1
Information technology and engineering services	513.0	480.1	-	-
Postal services	354.5	341.0	-	-
Sale of equipment	170.8	166.7	10.5	5.1
Directory advertising	77.7	107.2	-	-
Satellite Revenue	98.1	10.6	1.0	-
Cable Television	70.2	-	-	-
Others	66.9	78.3	73.6	66.7
	7,338.2	**4,925.5**	**2,982.2**	**2,969.4**

5 Operating Expenses

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
(a) Operating expenses comprised:				
Traffic expenses	1,317.7	668.9	630.1	642.8
Staff costs [1]	976.5	666.6	329.7	312.0
Cost of sales	701.3	458.3	77.8	61.5
Selling and administrative costs	1,202.1	591.5	320.6	372.9
Repair and maintenance	181.5	83.9	59.9	56.2
Recoveries	(56.1)	(56.4)	(69.7)	(86.3)
	4,323.0	**2,412.8**	**1,348.4**	**1,359.1**

(1) The staff costs of the Company are stated net of recoveries from entities of the Group of S$45.9 million (2001: S$35.0 million). Included in the staff costs are contributions made to defined contribution plans of S$113.7 million (2001:S$67.7 million) and S$47.3 million (2001: S$36.0 million) for the Group and the Company respectively.

	Group		Company	
	2002	2001	2002	2001
(b) Number of staff employed as at 31 March	**21,535**	**13,444**	**6,004**	**6,944**

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
(c) Operating expenses included the following:				
Auditors' remuneration:				
- PwC Singapore [1]	0.7	0.8	0.2	0.2
- Other auditors [2]	0.8	0.2	-	-
Non-audit fees [3] paid to:				
- PwC Singapore [1]	0.7	1.3	0.5	0.8
- Other auditors [2]	0.1	0.1	-	-
Amortisation of license fee	20.6	2.4	0.4	0.3
Bad trade debts written off	43.1	0.7	-	-
Directors' remuneration				
- Paid by the Company	1.9	1.5	1.8	1.5
- Paid by subsidiary companies	*	0.1	-	-
Provision for doubtful debts				
- third parties (trade)	69.4	40.1	16.3	28.8
- third parties (non-trade)	1.2	0.3	-	-
- associated and joint venture companies	-	(0.3)	-	-
Provision/(Writeback of provision) for inventory obsolescence	1.7	0.8	(0.1)	0.2
(Writeback of provision)/Provision for liquidated damages and warranties	(37.3)	28.4	-	-
Research and development expenses written off	0.3	*	0.1	-
Inventories written off	0.8	0.9	0.5	0.8
Rental expenses (for operating leases)	73.6	34.4	9.8	9.2

* denotes amounts of less than S$50,000.

(1) PricewaterhouseCoopers, ("PwC") Singapore, auditors of the Company.

(2) Includes other PwC firms outside Singapore.

(3) Exclude non-audit fees capitalised in the balance sheet which amount to S$1.5 million (2001:S$0.4 million) paid by the Group to PwC Singapore and S$0.4 million (2001: Nil) paid to other auditors (other PwC firms) outside Singapore. These fees are in respect of financial due diligence services in relation to the acquisition of non-current investments, and for independent accountant services in connection with the Group's general offer for SingTel Optus Group and bond offer.

6 Other Income

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Bad trade debts recovered	5.1	1.8	3.3	1.2
Gain on disposal of property, plant and equipment	2.9	48.3	2.0	45.5
Rental income	29.1	24.2	36.7	39.7
Net exchange (loss)/gain (trade related)	(4.2)	(3.6)	4.1	(3.3)
Property, plant and equipment written off	(1.1)	(0.1)	-	-
Loss on disposal of property, plant and equipment	(5.6)	(17.7)	(3.0)	(8.7)
Others	15.6	38.7	35.7	64.9
	41.8	**91.6**	**78.8**	**139.3**

7 Depreciation And Other Amortisation

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Depreciation of property, plant and equipment	998.4	573.8	346.9	341.4
Amortisation of sale and leaseback income	(11.0)	(1.6)	(1.1)	(0.8)
Amortisation of bonds and related costs	1.8	*	1.8	*
Amortisation of intangibles	27.5	-	-	-
	1,016.7	**572.2**	**347.6**	**340.6**

* denotes amounts of less than S$50,000.

8 Exceptional Items

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
The exceptional items comprise:				
Exceptional gains				
Gain on sale of venture investments	-	124.6	-	-
Gain on sale of non-current investments	56.5	23.3	53.5	22.6
Gain on deemed disposal of associated companies	-	28.7	-	-
Writeback of provision for diminution in value of non-current investments	-	36.7	-	11.7
Recovery of investment in subsidiary company previously written off	7.6	22.0	-	-
	64.1	235.3	53.5	34.3
Exceptional losses				
Loss on sale of non-current investments	(19.4)	-	(19.1)	-
Loss on deemed disposal of associated companies	(32.7)	-	-	-
Provision for diminution in value of non-current investments	(61.6)	(428.6)	(96.2)	(410.3)
Write off of non-current investments	(11.3)	-	-	-
Accelerated depreciation of property, plant and equipment	-	(50.3)	-	(28.7)
	(125.0)	(478.9)	(115.3)	(439.0)
	(60.9)	**(243.6)**	**(61.8)**	**(404.7)**

8 Exceptional Items (Cont'd)

Non-current investments referred to above comprise investments in subsidiary, associated and joint venture companies and long term investments. It also includes loans to non-current investments which are extensions of the Group's net investment in these companies.

9 Associated And Joint Venture Companies

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Share of results of associated companies	322.0	357.8	-	-
Share of results of joint venture companies	(81.5)	(8.9)	-	-
	240.5	348.9	-	-
Amortisation of goodwill arising from acquisition of				
- associated companies	(18.2)	-	-	-
- joint venture companies	(1.4)	-	-	-
	(19.6)	-	-	-
	220.9	**348.9**	**-**	**-**

10 Interest And Investment Income

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Interest income from				
- Subsidiary companies	-	-	134.9	81.6
- Associated and joint venture companies	0.4	0.3	0.2	0.3
- Fixed deposits, current accounts and bonds	106.9	151.0	67.5	99.4
- Others	9.2	57.8	1.2	1.5
	116.5	209.1	203.8	182.8
Amortisation of discounts on bonds	2.8	3.3	0.6	1.5
Gross dividends from				
- Unquoted subsidiary companies	-	-	648.2	523.0
- Unquoted associated and joint venture companies	-	-	6.7	3.0
- Quoted equity investments	13.5	26.6	5.9	9.6
- Unquoted equity investments	-	3.1	-	0.2
- Other unquoted investments	10.8	-	-	-
Net (loss)/ gain on sale of short term investments	(16.5)	30.9	4.8	-
Writeback of provision/ (provision) for diminution in value of short term investments	27.3	(43.7)	-	-
Related net exchange gain	36.4	29.9	66.5	101.8
Others	(2.4)	9.8	(0.2)	9.7
	71.9	59.9	732.5	648.8
	188.4	**269.0**	**936.3**	**831.6**

11 Interest On Borrowings

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Interest expense incurred on				
- bank loans	67.9	-	37.4	-
- bonds	226.6	5.6	174.9	5.6
- bank overdrafts	*	*	-	-
- loan from a minority shareholder	4.8	3.5	-	-
- interest rate hedging contracts	(44.7)	-	(60.9)	-
- finance lease	8.4	-	-	-
- others	6.7	-	0.2	-
	269.7	**9.1**	**151.6**	**5.6**

* denotes amounts of less than S$50,000

The amount of borrowing costs capitalised in the balance sheet amounted to S$38.9 million (2001: Nil). The capitalisation rate was 3.3% - 12% (2001: Nil).

12 Taxation

(a) Tax expense

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Tax expense attributable to profit is made up of:				
Current income tax				
- Singapore	286.0	523.9	348.1	462.4
- Overseas	0.8	3.2	1.5	1.5
	286.8	527.1	349.6	463.9
Deferred income tax				
- Current Provision	211.2	40.0	147.8	54.7
	498.0	567.1	497.4	518.6
Adjustments in respect of prior years:				
Current income tax				
- tax rebates	(59.2)	-	(41.7)	-
- provision made	2.7	-	3.2	-
	(56.5)	-	(38.5)	-
Deferred income tax				
- change in corporate tax rate	-	(30.1)	-	(22.7)
- writeback of provision	(48.3)	-	(47.5)	-
	393.2	537.0	411.4	495.9
Share of taxes of associated companies	104.8	174.7	-	-
Share of taxes of joint venture companies	-	3.4	-	-
	498.0	715.1	411.4	495.9

12 TAXATION (CONT'D)

(a) Tax expense (Cont'd)

The income tax expense on the results for the financial year varies from the amount of income tax determined by applying the Singapore standard rate of income tax to profit before taxation due to the following factors:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Profit before tax	2,122.5	2,734.3	2,424.9	2,167.3
Less: share of results of associated and joint venture companies	(240.5)	(348.9)	-	-
	1,882.0	2,385.4	2,424.9	2,167.3
Tax calculated at a tax rate of 24.5% (2001:24.5%)	461.1	584.4	594.1	531.0
Singapore statutory stepped income exemption	(0.2)	(0.1)	*	*
Effect of different tax rates in other countries	1.1	2.0	1.5	1.5
Income not subject to tax	(198.6)	(160.4)	(176.4)	(119.3)
Expenses not deductible for tax purposes	241.8	109.7	78.1	99.3
Utilisation of previously unrecognised tax losses	(15.1)	(4.4)	-	-
Tax rebates and change in tax rates	(59.2)	(30.1)	(41.7)	(22.7)
Others	(37.7)	35.9	(44.2)	6.1
	393.2	537.0	411.4	495.9
Add: share of taxes of associated and joint venture companies	104.8	178.1	-	-
	498.0	**715.1**	**411.4**	**495.9**

* denotes amount of less than S$50,000.

The Group's 44% (2001:51%) effective tax rate on its share of results of associated and joint venture companies arose from the following factors:

- associated and joint venture companies operate in higher tax jurisdictions than that of the Company, with corporate tax rates ranging from 30% to 41%;
- share of results of associated and joint venture companies is net of share of losses amounting to S$143.2 million (2001:S$51.1 million) for which no deferred tax benefit has been recognised;
- partially offset by non-taxable income

(b) Movements in provision for current tax

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Balance as at 1 April	596.5	635.3	378.1	465.5
Income tax paid	(460.0)	(565.9)	(447.7)	(551.3)
Current financial year's tax expense on profit	286.8	527.1	349.6	463.9
Overprovision in preceding financial year	(56.5)	-	(38.5)	-
Transfer from deferred tax	232.9	-	176.9	-
Balance as at 31 March	**599.7**	**596.5**	**418.4**	**378.1**

12 TAXATION (CONT'D)

(c) Deferred taxes

The movements in the Group's and the Company's deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the year are as follows:

Group - 2002 **Deferred tax liabilities**	**Accelerated Tax Depreciation S$ million**	**Unrealised Trade Exchange Gain S$ million**	**Offshore Interest and Dividend Not Remitted S$ million**	**Others S$ million**	**Total S$ million**
Balance as at 1 April 2001	659.8	2.3	149.6	5.0	816.7
Charged/(credited) to income statement	244.2	0.1	(47.2)	21.2	218.3
Translation adjustment	0.5	-	-	-	0.5
Transfer to current tax	(232.9)	-	-	-	(232.9)
Balance as at 31 March 2002	**671.6**	**2.4**	**102.4**	**26.2**	**802.6**

Deferred tax assets	**Provisions S$ million**	**Deferred Sale and Leaseback Income S$ million**	**Tax Losses & Unutilised Capital Allowances S$ million**	**Others S$ million**	**Total S$ million**
Balance as at 1 April 2001	(25.0)	(7.2)	-	(6.4)	(38.6)
Acquisition of subsidiary company	(126.4)	-	(230.6)	(8.3)	(365.3)
Charged/(credited) to income statement	11.3	0.5	(42.8)	(24.4)	(55.4)
Translation adjustment	(8.0)	-	(17.4)	(0.3)	(25.7)
Balance as at 31 March 2002	**(148.1)**	**(6.7)**	**(290.8)**	**(39.4)**	**(485.0)**

Group - 2001 **Deferred tax liabilities**	**Accelerated Tax Depreciation S$ million**	**Unrealised Trade Exchange Gain S$ million**	**Offshore Interest and Dividend Not Remitted S$ million**	**Others S$ million**	**Total S$ million**
Balance as at 1 April 2000	671.7	2.9	119.9	3.6	798.1
Charged/(credited) to income statement	(11.9)	(0.6)	29.7	1.4	18.6
Balance as at 31 March 2001	**659.8**	**2.3**	**149.6**	**5.0**	**816.7**

Deferred tax assets	**Provisions S$ million**	**Deferred Sale and Leaseback Income S$ million**	**Tax Losses & Unutilised Capital Allowances S$ million**	**Others S$ million**	**Total S$ million**
Balance as at 1 April 2000	(20.1)	(3.4)	(0.3)	(6.1)	(29.9)
(Credited)/charged to income statement	(4.9)	(3.8)	0.3	(0.3)	(8.7)
Balance as at 31 March 2001	**(25.0)**	**(7.2)**	**-**	**(6.4)**	**(38.6)**

12 Taxation (Cont'd)

(c) Deferred taxes (Cont'd)

Company - 2002 Deferred tax liabilities	Accelerated Tax Depreciation S$ million	Unrealised Trade Exchange Gain S$ million	Interest & Dividend Accrued S$ million	Offshore Interest & Dividend Not Remitted S$ million	Total S$ million
Balance as at 1 April 2001	468.6	1.6	4.5	149.0	623.7
Charged/(credited) to income statement	157.4	0.7	(2.8)	(47.4)	107.9
Transfer to current tax	(176.9)	-	-	-	(176.9)
Balance as at 31 March 2002	**449.1**	**2.3**	**1.7**	**101.6**	**554.7**

Deferred tax assets	Provisions S$ million	Deferred Sale and Leaseback Income S$ million	Others S$ million	Total S$ million
Balance as at 1 April 2001	(8.8)	(3.6)	-	(12.4)
(Credited)/charged to income statement	(5.2)	0.3	(2.7)	(7.6)
Balance as at 31 March 2002	**(14.0)**	**(3.3)**	**(2.7)**	**(20.0)**

Company - 2001 Deferred tax liabilities	Accelerated Tax Depreciation S$ million	Unrealised Trade Exchange Gain S$ million	Interest & Dividend Accrued S$ million	Offshore Interest & Dividend Not Remitted S$ million	Total S$ million
Balance as at 1 April 2000	459.7	2.8	4.8	119.9	587.2
Charged/(credited) to income statement	8.9	(1.2)	(0.3)	29.1	36.5
Balance as at 31 March 2001	**468.6**	**1.6**	**4.5**	**149.0**	**623.7**

Deferred tax assets	Provisions S$ million	Deferred Sale and Leaseback Income S$ million	Others S$ million	Total S$ million
Balance as at 1 April 2000	(6.4)	(1.5)	-	(7.9)
(Credited)/charged to income statement	(2.4)	(2.1)	-	(4.5)
Balance as at 31 March 2001	**(8.8)**	**(3.6)**	-	**(12.4)**

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Deferred tax assets	(392.2)	-	-	-
Deferred tax liabilities	709.8	778.1	534.7	611.3
	317.6	**778.1**	**534.7**	**611.3**

12 TAXATION (CONT'D)

(c) Deferred taxes (Cont'd)

The amounts shown in the balance sheets included the following:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Deferred tax assets to be recovered after more than 12 months	(415.9)	(17.9)	(19.7)	(12.1)
Deferred tax liabilities to be settled after more than 12 months	680.8	705.0	518.4	568.1

As at 31 March 2002, the Group has estimated unutilised tax losses of approximately S$2.93 billion (2001: S$31.8 million) and unutilised wear and tear allowances of approximately S$3.8 million (2001: S$15.6 million) available for set off against future taxable income, subject to the provisions of the income tax regulations of the respective countries in which the Group operates. The deferred tax benefit arising from S$1.96 billion (2001: S$14.2 million) of unutilised tax losses and wear and tear allowances has not been recognised in the financial statements as at 31 March 2002.

Deferred income tax liabilities of S$43.3 million (2001: S$44.7 million) have not been recognised for taxes that would be payable on the remittance to Singapore of unremitted retained earnings of S$186.0 million (2001: S$187.8 million) of certain subsidiary and associated companies, as the timing of the reversal of the temporary difference arising from such amounts can be controlled and/or it is probable that such temporary differences will not reverse in the foreseeable future.

13 EARNINGS PER SHARE

	Group	
	2002 S$ million	2001 S$ million
Group's profit after tax and minority interests (before goodwill)	1,984.4	2,006.3
Group's profit after tax and minority interests	1,631.3	2,006.3
Weighted average number of ordinary shares in issue for calculation of Basic earnings per share ('000)	16,720,023	15,429,615
Adjustment for assumed conversion of share options ('000)	2,512	5,398
Weighted average number of ordinary shares for calculation of Diluted earnings per share ('000)	16,722,535	15,435,013

Basic earnings per share (before goodwill) is calculated by dividing the Group's profit attributable to shareholders but before goodwill by the weighted average number of ordinary shares in issue during the financial year.

Basic earnings per share is calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For the diluted earnings per share, the weighted average number of ordinary shares in issue has been adjusted to assume conversion of all dilutive potential ordinary shares from the share options granted to employees.

In determining the diluted earnings per share, a calculation is performed to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the exercise price of the outstanding share options. This calculation serves to determine the "unpurchased" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. For the share options calculation, no adjustment is made to the Group's profits.

14 EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	Group	
	2002 S$ million	2001 S$ million
EBITDA is defined as follows:		
Profit before tax	2,122.5	2,734.3
Adjustments for:		
Amortisation of goodwill on acquisition of		
- subsidiary companies	333.5	-
- associated and joint venture companies	19.6	-
Depreciation and other amortisation	1,016.7	572.2
Interest on borrowings	269.7	9.1
Interest and investment income	(188.4)	(269.0)
Exceptional items	60.9	243.6
EBITDA	**3,634.5**	**3,290.2**

15 RELATED PARTY TRANSACTIONS

During the financial year, the Group and the Company have no significant transactions with related parties, consisting of subsidiary companies of the ultimate holding company or associated and joint venture companies of the Group except for the following :

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Information technology services rendered	10.9	6.8	-	-
Postal services rendered	9.4	9.1	-	-
Telecommunications services rendered	92.3	70.8	77.7	60.6
Utilities charges incurred	54.8	47.8	41.3	33.9

16 REMUNERATION AND SHARE OPTIONS OF DIRECTORS

The aggregate compensation paid or accrued for the SingTel directors for services in all capacities is set out in the following table :

	Group		Company	
Director	2002 S$'000	2001 S$'000	2002 S$'000	2001 S$'000
Mr Ang Kong Hua	68.3	-	55.8	-
Mr Koh Boon Hwee (1)	37.5	90.0	29.2	70.0
Mr Lee Hsien Yang	1,424.4	1,079.7	1,424.4	1,079.7
Mr Paul Chan Kwai Wah	42.5	40.0	42.5	40.0
Dr Yogen K Dalal	35.0	14.6	35.0	14.6
LG Lim Chuan Poh	40.0	37.5	40.0	37.5
Mr Lim Ho Kee (2)	-	37.5	-	27.5
Mr John Powell Morschel	18.8	-	18.8	-
Mr Quek Poh Huat	42.5	45.0	42.5	45.0
Mr Seah Kian Peng	40.0	40.0	40.0	40.0
Mr Jaspal Singh (1)	20.8	50.0	16.7	40.0
Mr Jackson Peter Tai	42.5	16.7	42.5	16.7
Mr Keith Tay Ah Kee	65.0	65.0	55.0	55.0
Mr Nicky Tan Ng Kuang	1.7	-	1.7	-
Mr Wong Hung Khim (2)	-	35.0	-	27.5
	1,879.0	**1,551.0**	**1,844.1**	**1,493.5**

(1) Retired following the conclusion of the Annual General Meeting held on 30 August 2001.
(2) Retired following the conclusion of the Annual General Meeting held on 25 September 2000.

16 Remuneration And Share Options Of Directors (Cont'd)

The aggregate number of share options granted to the directors of the Company during the financial year was 1,900,000 (2001: 1,500,000). The share options were given on the same terms and conditions as those offered to other employees of the Company. The outstanding number of share options granted to the directors of the Company at the end of the financial year was 4,020,000 (2001: 2,120,000).

17 Cash And Cash Equivalents

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Fixed deposits	1,348.6	3,888.9	715.8	2,128.6
Cash and bank balances	380.3	206.5	83.6	56.4
	1,728.9	4,095.4	799.4	2,185.0

The weighted average effective interest rate of the fixed deposits of the Group and Company at the end of the financial year was 1.1% (2001:3.2%) per annum.

18 Short Term Investments

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
(a) Investments at cost :				
Quoted equity investments	352.7	616.6	-	-
Other quoted investments	136.5	1,586.9	25.0	557.4
	489.2	2,203.5	25.0	557.4
Less:				
Provision for diminution in value	(16.4)	(43.7)	-	-
Total quoted investments	472.8	2,159.8	25.0	557.4
Other unquoted investments	41.7	373.5	29.8	373.5
Total short term investments	**514.5**	**2,533.3**	**54.8**	**930.9**
(b) Investments at market value:				
Quoted equity investments	330.5	559.5	-	-
Other quoted investments	141.5	1,600.4	25.3	557.7
Total quoted investments at market value	**472.0**	**2,159.9**	**25.3**	**557.7**

(c) Interest rate

The weighted average effective interest rate of the interest-bearing short term investments of the Group and Company at the end of the financial year was 4.9% and 5.2% per annum respectively. No comparative information for the previous year is presented as such information was not available.

(d) Certain subsidiaries of the Group are participating lenders of a Securities Lending Program administered by a financial institution acting as an agent. The agent collects cash and other securities from borrowers as collateral, and this collateral will be at agreed percentage above the market value of the securities lent out. Marking to market of collateral is performed every business day and the borrower is required to deliver additional collateral when necessary. Income earned from the investment of cash collateral and the loan fees for loans collateralised by non-cash collateral are distributed to the participating lenders by the agent.

18 SHORT TERM INVESTMENTS (CONT'D)

(d) The amount of securities loaned to financial institutions included in the balances above are as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Quoted equity investments	13.8	16.3	-	-
Other quoted investments	-	129.8	-	-
	13.8	146.1	-	-
Share of the collateral in cash and other securities received by the agent in respect of securities loaned (at market value)	10.9	164.1	-	-

(e) The movements in the provision for diminution in value of short term investments during the year are as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Balance as at 1 April	43.7	-	-	-
Add:				
(Writeback of provision)/ provision for the year	(27.3)	43.7	-	-
Balance as at 31 March	**16.4**	**43.7**	-	-

19 TRADE AND OTHER DEBTORS

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
(a) Trade debtors	2,155.5	1,003.3	599.6	575.8
Less: Provision for doubtful trade debtors	(442.4)	(199.5)	(123.3)	(130.9)
	1,713.1	803.8	476.3	444.9
Other debtors	187.7	299.8	68.5	113.1
Less: Provision for doubtful debtors	(24.4)	(23.2)	-	-
	163.3	276.6	68.5	113.1
Due from associated and joint venture companies (non-trade)	19.4	28.8	8.0	3.3
Less: Provision for doubtful receivables	-	(2.2)	-	-
	19.4	26.6	8.0	3.3
Due from subsidiary companies				
- Trade	-	-	22.9	17.7
- Non-trade	-	-	437.0	352.7
- Shareholders' loans	-	-	384.3	1,768.5
Interest receivable	203.5	38.7	127.3	14.8
Deposits	22.3	19.6	10.2	10.1
Prepayments	111.9	58.7	31.3	29.0
Staff loans	3.8	4.7	2.6	3.4
Other assets	256.5	-	-	-
Total trade and other debtors	**2,493.8**	**1,228.7**	**1,568.4**	**2,757.5**

19 TRADE AND OTHER DEBTORS (CONT'D)

The non-trade balances with subsidiary, associated and joint venture companies are unsecured, interest-free and repayable on demand.

The shareholders' loans are unsecured and repayable on demand. The year end balance includes S$362.9 million (2001: S$1,383.3 million) which is interest bearing. The effective interest rate of the interest bearing shareholders' loans at the balance sheet date is 2.6% (2001: 7.3%) per annum.

(b) The movements in provision for doubtful trade debtors during the financial year are as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Balance as at 1 April	199.5	196.0	130.9	133.6
Arising from acquisition of subsidiary company	195.2	-	-	-
Provision for the year	69.4	40.1	16.3	28.8
	464.1	236.1	147.2	162.4
Less:				
Bad debts written off against provision	(36.8)	(36.6)	(23.9)	(31.5)
Translation adjustment	15.1	-	-	-
Balance as at 31 March	**442.4**	**199.5**	**123.3**	**130.9**

(c) The movements in provision for doubtful other debtors during the financial year are as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Balance as at 1 April	23.2	22.9	-	-
Provision for the year	1.2	0.3	-	-
	24.4	23.2	-	-
Less:				
Bad debts written off against provision	*	*	-	-
Balance as at 31 March	**24.4**	**23.2**	-	-

* denotes amounts of less than S$50,000.

(d) The movements in provision for doubtful receivables from associated and joint venture companies during the financial year are as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Balance as at 1 April	2.2	2.8	-	-
Writeback of provision for the year	-	(0.3)	-	-
	2.2	2.5		
Less:				
Bad debts written off against provision	(2.2)	(0.3)	-	-
Balance as at 31 March	-	**2.2**	-	-

20 INVENTORIES

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
(a) Inventories at cost				
Consumable stores and raw materials	22.5	22.0	16.8	16.0
Maintenance and capital works inventories	218.6	-	-	-
Equipment held for resale	61.6	34.3	-	2.1
Work-in-progress (information systems projects)	45.0	50.8	-	-
Work-in-progress (C1 satellite)	12.4	-	-	-
Directories in process of publication	6.1	6.4	-	-
	366.2	113.5	16.8	18.1
Less:				
Provision for inventory obsolescence	(109.3)	(8.5)	(4.1)	(4.4)
	256.9	**105.0**	**12.7**	**13.7**

(b) The movements in provision for inventory obsolescence during the financial year are as follows :

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Balance as at 1 April	8.5	11.0	4.4	4.2
Arising from acquisition of subsidiary company	109.2	-	-	-
Provision/(Writeback of provision) for the year	1.7	0.8	(0.1)	0.2
	119.4	11.8	4.3	4.4
Less:				
Amount written off against provision	(17.6)	(3.3)	(0.2)	-
Translation adjustment	7.5	-	-	-
Balance as at 31 March	**109.3**	**8.5**	**4.1**	**4.4**

21 PROPERTY, PLANT AND EQUIPMENT

2002 - GROUP	Freehold land S$ million	Leasehold land S$ million	Buildings S$ million	Transmission plant and equipment S$ million	Switching equipment S$ million	Postal equipment S$ million	Other fixed assets S$ million	Capital work-in-progress S$ million	Total S$ million
Cost									
Balances as at 1 April 2001	2.3	605.2	1,072.4	3,101.6	1,544.3	99.8	1,107.8	1,278.8	8,812.2
Translation adjustments	1.0	0.5	11.4	311.6	57.7	-	139.0	85.1	606.3
Arising from acquisition of subsidiary company during the year	14.3	-	128.4	2,784.8	576.7	-	654.6	924.0	5,082.8
Additions	-	-	52.0	706.9	121.7	-	130.3	2,526.7	3,537.6
Disposals / write-off	-	(0.1)	-	(90.6)	(17.9)	(2.4)	(64.8)	(1.1)	(176.9)
Reclassifications / Adjustments	-	(0.8)	14.4	2,789.1	97.5	-	344.5	(3,244.7)	-
Total cost as at 31 March 2002	17.6	604.8	1,278.6	9,603.4	2,380.0	97.4	2,311.4	1,568.8	17,862.0

21 Property, Plant And Equipment (Cont'd)

2002 - Group	Freehold land S$ million	Leasehold land S$ million	Buildings S$ million	Transmission plant and equipment S$ million	Switching equipment S$ million	Postal equipment S$ million	Other fixed assets S$ million	Capital work-in-progress S$ million	Total S$ million
Accumulated Depreciation									
Balances as at 1 April 2001	-	53.0	184.3	1,519.8	858.3	22.9	698.1	-	3,336.4
Translation adjustments	-	-	2.7	131.0	20.0	-	97.6	-	251.3
Depreciation charge for the year	-	7.3	38.8	498.7	195.7	10.0	247.9	-	998.4
Disposals / write-off	-	-	-	(87.9)	(14.7)	(0.6)	(58.7)	-	(161.9)
Reclassifications / Adjustments	-	-	-	0.1	0.6	-	(0.7)	-	-
Total accumulated depreciation as at 31 March 2002	-	60.3	225.8	2,061.7	1,059.9	32.3	984.2	-	4,424.2
Net book value as at 31 March 2002	**17.6**	**544.5**	**1,052.8**	**7,541.7**	**1,320.1**	**65.1**	**1,327.2**	**1,568.8**	**13,437.8**

2001 - Group	Freehold land S$ million	Leasehold land S$ million	Buildings S$ million	Transmission plant and equipment S$ million	Switching equipment S$ million	Postal equipment S$ million	Other fixed assets S$ million	Capital work-in-progress S$ million	Total S$ million
Cost									
Balances as at 1 April 2000	2.3	559.6	1,061.5	2,934.8	1,417.1	99.1	1,009.3	367.5	7,451.2
Translation adjustments	-	-	0.1	(0.9)	(2.5)	-	(0.1)	(0.1)	(3.5)
Additions	-	45.6	37.8	182.6	143.0	-	138.1	1,185.7	1,732.8
Disposals	-	-	(35.9)	(148.9)	(103.5)	(0.4)	(79.6)	-	(368.3)
Reclassifications / Adjustments	-	-	8.9	134.0	90.2	1.1	40.1	(274.3)	-
Total cost as at 31 March 2001	2.3	605.2	1,072.4	3,101.6	1,544.3	99.8	1,107.8	1,278.8	8,812.2
Accumulated Depreciation									
Balances as at 1 April 2000	-	46.3	155.0	1,400.6	782.4	12.8	618.5	-	3,015.6
Translation adjustments	-	-	-	(0.4)	(1.5)	-	(0.1)	-	(2.0)
Depreciation charge for the year	-	6.7	36.4	221.3	155.1	10.2	144.1	-	573.8
Accelerated depreciation	-	-	-	28.4	18.3	-	3.6	-	50.3
Disposals	-	-	(6.7)	(130.3)	(95.5)	(0.4)	(68.4)	-	(301.3)
Reclassifications / Adjustments	-	-	(0.4)	0.2	(0.5)	0.3	0.4	-	-
Total accumulated depreciation as at 31 March 2001	-	53.0	184.3	1,519.8	858.3	22.9	698.1	-	3,336.4
Net book value as at 31 March 2001	**2.3**	**552.2**	**888.1**	**1,581.8**	**686.0**	**76.9**	**409.7**	**1,278.8**	**5,475.8**

21 PROPERTY, PLANT AND EQUIPMENT (CONT'D)

2002 - COMPANY	Freehold land S$ million	Leasehold land S$ million	Buildings S$ million	Transmission plant and equipment S$ million	Switching equipment S$ million	Other fixed assets S$ million	Capital work-in-progress S$ million	Total S$ million
Cost								
Balances as at 1 April 2001	2.3	431.7	553.6	2,357.3	948.0	696.5	294.3	5,283.7
Additions	-	-	50.7	196.4	65.1	74.6	83.8	470.6
Disposals	-	(0.1)	-	(90.5)	(7.3)	(37.7)	-	(135.6)
Reclassifications/ Adjustments	-	-	15.3	117.4	42.3	28.2	(203.2)	-
Total cost as at 31 March 2002	2.3	431.6	619.6	2,580.6	1,048.1	761.6	174.9	5,618.7
Accumulated Depreciation								
Balances as at 1 April 2001	-	37.8	133.7	1,202.7	512.7	464.5	-	2,351.4
Depreciation charge for the year	-	4.5	15.1	148.5	93.1	85.7	-	346.9
Disposals	-	-	-	(87.9)	(5.9)	(35.0)	-	(128.8)
Total accumulated depreciation as at 31 March 2002	-	42.3	148.8	1,263.3	599.9	515.2	-	2,569.5
Net book value as at 31 March 2002	**2.3**	**389.3**	**470.8**	**1,317.3**	**448.2**	**246.4**	**174.9**	**3,049.2**

2001 - COMPANY	Freehold land S$ million	Leasehold land S$ million	Buildings S$ million	Transmission plant and equipment S$ million	Switching equipment S$ million	Other fixed assets S$ million	Capital work-in-progress S$ million	Total S$ million
Cost								
Balances as at 1 April 2000	2.3	407.2	542.2	2,196.3	900.2	663.5	265.6	4,977.3
Additions	-	24.5	-	157.3	78.8	53.6	201.1	515.3
Disposals	-	-	(8.1)	(100.8)	(77.6)	(46.1)	-	(232.6)
Transfer to subsidiary company	-	-	19.0	-	-	4.7	-	23.7
Reclassifications/ Adjustments	-	-	0.5	104.5	46.6	20.8	(172.4)	-
Total cost as at 31 March 2001	2.3	431.7	553.6	2,357.3	948.0	696.5	294.3	5,283.7
Accumulated Depreciation								
Balances as at 1 April 2000	-	33.5	117.5	1,127.9	497.8	423.2	-	2,199.9
Depreciation charge for the year	-	4.3	18.6	144.2	90.9	83.4	-	341.4
Accelerated depreciation	-	-	-	24.8	0.4	3.5	-	28.7
Disposals	-	-	(2.4)	(94.2)	(76.4)	(45.6)	-	(218.6)
Total accumulated depreciation as at 31 March 2001	-	37.8	133.7	1,202.7	512.7	464.5	-	2,351.4
Net book value as at 31 March 2001	**2.3**	**393.9**	**419.9**	**1,154.6**	**435.3**	**232.0**	**294.3**	**2,932.3**

Property, plant and equipment included the following:

(a) certain telecommunications equipment of the Group and Company with net book value amounting to S$477.5 million (2001: S$344.5 million) and S$145.5 million (2001: S$178.3 million) respectively which were sold and leased back on finance lease basis.

(b) staff costs during the year capitalised amounting to S$111.5 million (2001: Nil) and S$23.3 million (2001: Nil) for the Group and the Company respectively.

21 PROPERTY, PLANT AND EQUIPMENT (CONT'D)

(c) assets of the Group and Company under finance lease with net book value amounting to S$111.4 million and nil (2001: Nil) respectively.

(d) submarine cable network assets of the Group and Company with net book value amounting to S$3.27 billion and nil (2001: Nil) respectively pledged to a syndicate of bankers for banking facilities as disclosed in Note 32 to the financial statements.

(e) submarine cable network assets of the Group and Company with net book value amounting to S$2.86 billion and nil (2001: Nil) respectively held for the purpose of generating operating lease revenue.

22 GOODWILL ON CONSOLIDATION

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Goodwill arising on acquisition of SingTel Optus Group during the year	11,368.4	-	-	-
Balance in SingTel Optus Group books at date of acquisition	9.2	-	-	-
Amortisation for the financial year	(333.5)	-	-	-
Translation adjustment	0.7	-	-	-
Unamortised balance as at 31 March	**11,044.8**	**-**	**-**	**-**
Goodwill arising from acquisition of subsidiary company, at cost	11,378.4	-	-	-
Accumulated amortisation	(333.6)	-	-	-
	11,044.8	**-**	**-**	**-**

23 INTANGIBLES

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Unamortised balance as at 1 April	10.7	7.2	5.3	5.6
Arising from acquisition of subsidiary company	361.9	-	-	-
Additions	177.5	5.9	-	-
Amortisation for the financial year	(48.1)	(2.4)	(0.4)	(0.3)
Translation adjustment	23.1	-	-	-
Unamortised balance as at 31 March	**525.1**	**10.7**	**4.9**	**5.3**
Cost*	580.7	16.5	8.4	8.4
Accumulated amortisation	(55.6)	(5.8)	(3.5)	(3.1)
	525.1	**10.7**	**4.9**	**5.3**

* The intangibles comprise telecommunications licenses, spectrum licenses and programs rights.

24 SUBSIDIARY COMPANIES

	Company	
	2002 S$ million	2001 S$ million
(a) Unquoted equity shares, at cost	13,663.8	1,245.1
Shareholders' loans	5,119.4	3,428.4
	18,783.2	4,673.5
Less:		
Provision for diminution in value	(4.3)	(44.5)
	18,778.9	**4,629.0**

The shareholders' loans are unsecured and not expected to be repaid within the next twelve months. S$5,106.5 million (2001: S$556.9 million) of the year end balance is interest-bearing. The effective interest rate of the interest bearing shareholders' loans at the balance sheet date is 1.59% to 7% (2001: 5.6%) per annum.

The non-trade amounts due to subsidiary companies are unsecured and interest-free. The current amounts are repayable on demand. The non-current amounts are not expected to be repaid within the next twelve months.

The details of the subsidiary companies are set out in Note 44.

(b) The movements in provision for diminution in value of subsidiary companies during the financial year are as follows:

	Company	
	2002 S$ million	2001 S$ million
Balance as at 1 April	44.5	96.8
Provision for the year	4.3	-
	48.8	96.8
Less:		
Amount written off against provision	(44.5)	(52.3)
Balance as at 31 March	**4.3**	**44.5**

25 ASSOCIATED COMPANIES

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
(a) Investments:				
Quoted equity shares, at cost Market value: S$2,701.8 million (2001: S$1,639.5 million)	1,924.8	961.4	-	-
Unquoted equity shares, at cost	3,434.3	2,541.6	39.6	39.6
Shareholders' loans	9.9	39.8	-	-
	5,369.0	3,542.8	39.6	39.6
Goodwill on consolidation adjusted against shareholders' equity	(2,170.6)	(2,223.0)	-	-
Currency translation adjustments	(112.6)	(138.9)	-	-
Share of post acquisition reserves (net of dividends received and amortisation of goodwill)	699.0	508.7	-	-
	3,784.8	1,689.6	39.6	39.6
Less:				
Provision for diminution in value	-	-	-	-
	3,784.8	**1,689.6**	**39.6**	**39.6**

25 ASSOCIATED COMPANIES (CONT'D)

The Group's investment in associated companies includes goodwill of S$1,127.1 million (2001: Nil) net of accumulated amortisation of S$18.2 million (2001: Nil) in respect of acquisitions made with effect from 1 April 2001.

The Group's share of results of associated companies includes S$18.2 million (2001: Nil) amortisation charge for goodwill on acquisition of associated companies after 1 April 2001.

The shareholders' loans to associated companies are unsecured and interest-free. S$39.5 million of the shareholders' loan at the end of the previous financial year had been converted to equity shares in an associated company during the current financial year, upon completion of restructuring of the associated company.

The details of the associated companies are set out in Note 44.

(b) The movements in the provision for diminution in value of investments in associated companies are as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Balance as at 1 April	-	10.0	-	-
Less:				
Writeback of provision	-	(10.0)	-	-
Balance as at 31 March	-	-	-	-

26 JOINT VENTURE COMPANIES

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
(a) Investments:				
Unquoted equity shares, at cost	318.9	339.1	183.5	127.7
Shareholders' loans	142.3	28.9	104.0	22.4
	461.2	368.0	287.5	150.1
Goodwill on consolidation adjusted against the shareholders' equity	(9.3)	(66.5)	-	-
Currency translation adjustments	9.7	1.8	-	-
Share of post acquisition reserves (net of dividends received and amortisation of goodwill)	(60.2)	15.1	-	-
	401.4	318.4	287.5	150.1
Less:				
Provision for diminution in value	(88.8)	(87.4)	(54.1)	-
	312.6	**231.0**	**233.4**	**150.1**

Included in the currency translation adjustments are amounts relating to certain joint venture companies, totalling S$44.5 million as at 31 March 2002 and 31 March 2001 which were reversed from currency translation account. Provision for diminution in value of similar amounts were made in respect of these investments.

The Group's share of results of joint venture companies includes S$1.4 million (2001: Nil) amortisation charge for goodwill on acquisition of joint venture companies after 1 April 2001. The balance of goodwill included in the Group's investment in joint venture companies is nil (2001: Nil) after amortisation.

26 JOINT VENTURE COMPANIES (CONT'D)

The shareholders' loans to joint venture companies included S$90.8 million of USD denominated subordinated debts to a joint venture company. These were acquired in connection with the SingTel Optus Group acquisition at S$22.2 million (2001: Nil) after taking into account pre-acquisition losses. SingTel Optus Pty Limited has agreed to contribute S$90.5 million as equity to this company upon repayment of this subordinated debt. The interest rate of the loans is LIBOR plus 0.75% per annum. The loans are repayable after the bank loans of the joint venture companies are fully repaid.

The balance of the shareholders' loans to joint venture companies are unsecured, interest-free and are not expected to be repaid within the next twelve months.

The details regarding the joint venture companies are set out in Note 44.

(b) The movements in the provision for diminution in value of investments in joint venture companies are as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Balance as at 1 April	87.4	102.4	-	-
Provision /(writeback of provision) for diminution in value of investments	1.4	(15.0)	54.1	-
Balance as at 31 March	**88.8**	**87.4**	**54.1**	-

(c) The Group's share of the operating revenue, net profit after taxation, assets and liabilities of the joint venture companies are as follows:

	Group	
	2002 S$ million	2001 S$ million
Operating revenue	196.4	96.6
Net loss after taxation	(81.5)	(12.3)
Non-current assets	846.7	313.6
Current assets	1,081.7	176.4
Current liabilities	(321.8)	(152.6)
Non-current liabilities	(1,388.3)	(92.4)
Net assets	**218.3**	**245.0**

(d) **Interest in unincorporated joint ventures**

SingTel Optus Pty Limited holds a 31.25% interest in an unincorporated venture to construct and maintain an optical fibre submarine cable between Western Australia and Indonesia, and a 50% interest in a venture to provide satellite carriage services for pay television and other businesses.

Included in the assets of the Group are the following assets that represent the Group's interest in the assets employed in the joint venture operations:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Property, plant and equipment	52.8	-	-	-
Other assets	0.9	-	-	-
	53.7	-	-	-

27 Long Term Investments

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
(a) Investments at cost:				
Quoted - equity	992.6	1,047.1	940.3	1,003.9
Quoted - others	15.0	95.2	15.0	95.2
	1,007.6	1,142.3	955.3	1,099.1
Less:				
Provision for diminution in value	(593.8)	(573.9)	(588.1)	(568.7)
Total quoted investments	413.8	568.4	367.2	530.4
Unquoted - equity	157.1	128.6	45.5	46.8
Unquoted - others	52.8	101.0	27.0	69.1
	209.9	229.6	72.5	115.9
Less:				
Provision for diminution in value	(24.7)	(15.8)	-	-
Total unquoted investments	185.2	213.8	72.5	115.9
Total long term investments	599.0	782.2	439.7	646.3
(b) Investments at market value:				
Quoted - equity	444.5	629.1	318.3	529.4
Quoted - others	15.7	98.0	15.7	98.0
Total quoted investments at market value	460.2	727.1	334.0	627.4

(c) The movements in the provision for diminution in value of long term investments are as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Balance as at 1 April	589.7	175.3	568.7	170.1
Arising from acquisition of subsidiary company	0.5	-	-	-
Provision for the year	57.1	426.1	37.8	410.3
	647.3	601.4	606.5	580.4
Less:				
Writeback of provision	-	(11.7)	-	(11.7)
Utilisation of provision	(18.4)	-	(18.4)	-
Amount written off against provision	(10.4)	-	-	-
Balance as at 31 March	**618.5**	**589.7**	**588.1**	**568.7**

(d) Interest rate

The weighted average effective interest rate of unquoted non-equity investments in the Group and Company at the end of the financial year was 5.1% per annum. No comparative information for the previous year is presented as such information was not available.

28 Other Non-current Assets

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Other receivables	3.4	9.7	-	-
Staff loans	28.1	38.1	22.2	30.7
Prepayments	35.3	5.5	25.2	4.2
	66.8	**53.3**	**47.4**	**34.9**

Staff loans are repayable with interest in equal monthly instalments over periods of up to 30 years for housing loans and up to 8 years for other loans with an average interest rate ranging between 4% and 5.5% per annum for both years.

Included in staff loans are loans to directors of subsidiary companies of S$3.2 million (2001: S$3.4 million) for the Group and the Company.

29 Trade And Other Creditors

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Trade creditors	2,119.9	1,037.5	488.8	585.9
Advance billings	986.8	356.1	224.7	231.2
Accruals	364.3	223.6	85.9	57.4
Other creditors	419.2	220.5	318.2	72.7
Customers' deposits	16.4	17.5	11.0	11.8
Collections on behalf of third parties	35.5	22.6	6.1	0.3
Due to a joint venture company (non-trade)	0.5	1.3	-	-
	3,942.6	**1,879.1**	**1,134.7**	**959.3**

The non-trade balance due to a joint venture company is unsecured, interest-free and has no fixed terms of repayment.

30 Provisions

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Provision for liquidated damages and warranties	18.1	55.4	-	-

The movements in the provision for liquidated damages and warranties are as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Balance as at 1 April	55.4	27.0	-	-
(Writeback of provision)/provision for the year	(37.3)	28.4	-	-
Balance as at 31 March	**18.1**	**55.4**	-	-

31 BORROWINGS (UNSECURED)

	Group 2002 S$ million	Group 2001 S$ million	Company 2002 S$ million	Company 2001 S$ million
Current				
Bonds [a]	195.6	-	-	-
Bank loans	99.6	-	-	-
	295.2	-	-	-
Non-current				
Bonds [a]	8,981.9	1,000.0	6,481.1	1,000.0
Bank loans [b]	1,173.7	-	-	-
Vendor financing [c]	248.9	-	-	-
	10,404.5	1,000.0	6,481.1	1,000.0

(a) Bonds

	Principal amount	Maturity	Fixed interest rate %	Group 2002 S$ million	Group 2001 S$ million	Company 2002 S$ million	Company 2001 S$ million
*	AUD 200 million	2002	7.25	195.6	-	-	-
*	AUD 300 million	2005	7.75	293.4	-	-	-
	SGD 1,000 million	2006	3.21	1,000.0	1,000.0	1,000.0	1,000.0
	USD 349.5 million	2006	5.88	643.9	-	643.9	-
	USD 350 million	2008	6.25	644.8	-	644.8	-
*	EUR 400 million	2007	6.00	643.2	-	-	-
*	USD 350 million	2009	8.13	644.1	-	-	-
*	USD 500 million	2010	8.00	920.1	-	-	-
	USD 1,350 million	2011	6.38	2,487.4	-	2,487.4	-
	EUR 500 million	2011	6.00	805.0	-	805.0	-
	USD 500 million	2031	7.38	921.2	-	921.2	-
				9,198.7	1,000.0	6,502.3	1,000.0
	Less: Unamortised discount			(21.2)	-	(21.2)	-
				9,177.5	1,000.0	6,481.1	1,000.0

* The bonds have been issued by SingTel Optus Group and are subject to a negative pledge that limit the amount of secured indebtedness that certain subsidiary companies of SingTel Optus Pty Limited may enter into.

The movement in unamortised discount on the bonds is as follows:

	Group & Company 2002 S$ million	Group & Company 2001 S$ million
Discount on bonds issued during the financial year	22.1	-
Less:		
Amortisation for the financial year	(0.9)	-
Balance as at 31 March	**21.2**	-

(b) Bank loans

The bank loans are provided under a syndicated bank facility and are denominated in Australian dollars. The facility was subsequently replaced on 6 May 2002 by a new A$2.00 billion facility which is granted to subsidiary companies and guaranteed by the Company and certain subsidiary companies. They are governed by a negative pledge.

31 BORROWINGS (UNSECURED) (CONT'D)

(b) Bank loans (Cont'd)

The new facility comprises A$500 million (Tranche A) maturing on 6 May 2003 and A$1.50 billion (Tranche B) maturing on 6 May 2005. Tranche A bears interest at Bank Bill Swap Bid Rate ("BBSY") plus 0.235% per annum. Interest is payable on Tranche B at BBSY plus interest margin and line fee. The interest margin and line fee varies in accordance with the Company's credit rating.

(c) Vendor financing

This financing is provided under a facility to a subsidiary company and guaranteed by certain subsidiary companies. It is governed by a negative pledge and facility documents, that, inter alia, commit certain subsidiary companies to maintaining certain ratios, all of which have been complied with, unless otherwise waived by the facility provider. Repayment is expected to commence in December 2003, with variable semi-annual instalments payable thereafter. The facility expires on 8 March 2011.

(d) Maturity of the non-current unsecured borrowings are as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Between 1 and 2 years	491.0	-	-	-
Between 2 and 5 years	2,756.6	-	1,642.5	-
Over 5 years	7,156.9	1,000.0	4,838.6	1,000.0
	10,404.5	**1,000.0**	**6,481.1**	**1,000.0**

(e) Interest rates

The weighted average effective interest rates at balance sheet date were as follows:

	Group		Company	
	2002	2001	2002	2001
Bonds	6.4%	3.2%	5.9%	3.2%
Bank loans	4.7%	-	-	-
Vendor financing	4.2%	-	-	-

(f) Fair values

	Group		Company	
	Carrying amount S$ million	Fair value S$ million	Carrying amount S$ million	Fair value S$ million
Borrowings (Unsecured)				
- bonds	9,177.5	9,307.2	6,481.1	6,455.9
- bank loans	1,273.3	1,273.3	-	-
- vendor financing	248.9	248.9	-	-

The fair values of the bonds are estimated based on independent market quotations. The carrying amount of the bank loans and vendor financing approximate their fair values.

31 BORROWINGS (UNSECURED) (CONT'D)

(g) Financial instruments related to borrowings

To hedge the risk arising from the fluctuations in currency exchange and interest rates, the Group and Company use a combination of interest rate and currency swaps. Details of the interest rate and currency swaps entered by the Group and Company were as follows:

	Group 2002	Company 2002
Interest rate swaps		
Notional principal (S$ equivalent)	S$6,569.0 million	S$3,928.1 million
Fixed interest rates	3.4% to 7.2%	3.4% to 6.4%
Floating interest rates	1.1% to 4.6%	1.1% to 4.6%
Currency swaps		
Notional principal (S$ equivalent)	S$6,501.8 million	S$4,552.4 million
Fixed interest rates	4.4% to 8.1%	4.4% to 6.3%
Floating interest rates	2.4% to 6.0%	2.4% to 4.6%

Included in the above are interest rate hedge contracts of S$978.1 milllion that are on a deferred start basis and match the anticipated debt levels of the Group.

No comparative information for the previous year is presented as such information was not available.

The fair values of the interest rate and currency swaps are set out in Note 36.

32 BORROWINGS (SECURED)

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Current				
Finance lease liabilities [(a)]	70.8	-	-	-
Bank loans [(b)]	26.8	-	-	-
	97.6	-	-	-
Non-current				
Finance lease liabilities [(a)]	212.0	-	-	-
Bank loans [(b)]	866.8	-	-	-
	1,078.8	-	-	-

(a) Finance lease obligations

The minimum lease payments under the finance lease liabilities are payable as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Not later than one financial year	78.8	-	-	-
Later than one financial year but not later than five years	248.6	-	-	-
	327.4	-	-	-
Less: Future finance charges	(44.6)	-	-	-
Present value of finance lease liabilities	282.8	-	-	-
Representing lease liabilities:				
Current	70.8	-	-	-
Non-current	212.0	-	-	-
	282.8	-	-	-

32 BORROWINGS (SECURED) (CONT'D)

(a) Finance lease obligations (Cont'd)

The finance lease liabilities are secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts.

(b) Bank loans

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Current	26.8	-	-	-
Non-current	866.8	-	-	-
	893.6	-	-	-

Certain subsidiaries (C2C group) obtained USD650.0 million of secured financing facilities from a syndicate of bankers during the current financial year for the purpose of the construction and operation of the C2C submarine cable network. These comprised USD610.0 million five-year amortising term loan and USD40.0 million three-year revolving credit facility.

As of 31 March 2002, the outstanding balance under the above-mentioned secured financing facilities amounted to S$893.6 million (USD485.0 million) drawn down from the term loan under the secured financing facilities. No amounts have been repaid to the lenders during the financial year.

The interest rate of the secured financing liabilities is USD LIBOR plus 1.5% per annum on all outstanding loans. The interest payment is on an accrued basis over a period of one, two, three or six months.

The borrowings are secured on all assets of the C2C group of companies. All sales and purchases and other agreements entered into by the C2C group of companies are also assigned to lenders.

(c) Maturity of the non-current secured bank loans are as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Between 1 and 2 years	227.9	-	-	-
Between 2 and 5 years	638.9	-	-	-
	866.8	-	-	-

(d) Interest rates

The weighted average effective interest rates at balance sheet date were as follows:

	Group		Company	
	2002	2001	2002	2001
Finance lease liabilities	7.0%	-	-	-
Bank loans	3.3%	-	-	-

(e) Fair values

	Group		Company	
	Carrying amount S$ million	Fair value S$ million	Carrying amount S$ million	Fair value S$ million
Borrowings (Secured)				
- finance lease obligations	282.8	282.1	-	-
- bank loans	893.6	893.6	-	-

The fair values of the finance lease obligations are estimated by discounting the expected future cash flows by current interest rates for liabilities with similar risk profiles.

33 Deferred Income

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Compensation payments				
Balance as at 1 April	2,022.0	1,500.0	2,022.0	1,500.0
Amount received during the year	-	859.0	-	859.0
Amount recognised as income	(337.0)	(337.0)	(337.0)	(337.0)
Balance as at 31 March	1,685.0	2,022.0	1,685.0	2,022.0
Gain on sale and leaseback arrangement				
Balance as at 1 April	29.4	13.2	14.5	5.8
Arising from acquisition of subsidiary company	71.3	-	-	-
Amount deferred during the year	-	17.8	-	9.5
Amount recognised as income during the year	(11.0)	(1.6)	(1.1)	(0.8)
Translation adjustment	4.7	-	-	-
Balance as at 31 March	94.4	29.4	13.4	14.5
Total deferred income	**1,779.4**	**2,051.4**	**1,698.4**	**2,036.5**

The Infocommunications Development Authority of Singapore ("IDA") has made two payments to the Company to compensate for the modifications to its original licence for the accelerated liberalisation of the telecommunications market. The IDA paid the Company S$1.5 billion in 1997 and S$859 million in 2000.

The Group and Company accounts for these payments as deferred income in the balance sheets, and recognises them on a straight line basis over seven years from 1 April 2000, reflecting the period by which the Company's original monopoly licence period was shortened.

See Note 41 for information on pending lawsuit with IDA.

Gain on sale and leaseback of certain telecommunications equipment is recognised as income over the lease periods of 11 to 16 years.

34 Share Capital

	Group and Company	
	2002 S$ million	2001 S$ million
Authorised:		
33,333,333,331 (2001: 33,333,333,330) ordinary shares of S$0.15 each and nil (2001: 1) Special Share of S$0.50	5,000.0	5,000.0
Issued and fully paid:		
Ordinary shares at S$0.15 each ("Shares")		
Balance as at 1 April 15,413,164,126 (2001: 15,473,154,226) Shares	2,312.0	2,321.0
Issue of 2,412,662,567 (2001: 787,900) Shares	361.9	0.1
Conversion of 1 Special Share at S$0.50 to an ordinary share	*	-
Repurchase of nil (2001: 60,778,000) Shares	-	(9.1)
Balance as at 31 March 17,825,826,694 (2001: 15,413,164,126) Shares	2,673.9	2,312.0
Nil (2001: 1) Special Share at S$0.50	-	*
	2,673.9	**2,312.0**

* denotes amount of less than S$1.

34 SHARE CAPITAL (CONT'D)

Authorised share capital

At the Extraordinary General Meeting of the Company held on 29 May 2001, the shareholders approved the conversion of the Special Share of S$0.50 to an ordinary share of S$0.15 resulting in re-designation of the authorised share capital from S$5,000.0 million divided into 33,333,333,330 ordinary shares of S$0.15 each and one Special Share of S$0.50 to S$5,000.0 million divided into 33,333,333,331 ordinary shares of S$0.15 each.

Special share

During the current financial year, the Special Share was converted at its nominal amount of S$0.50 into one ordinary share of S$0.15 in the capital of the Company.

Issue of new shares

During the financial year, the Company issued 2,412,662,567 ordinary shares of S$0.15 each at an average premium of S$1.74 per share as part of the consideration for the acquisition of SingTel Optus Group. Total share premium arising from these share issues is S$4,198.0 million.

During the previous financial year, the Company issued 787,900 ordinary shares of S$0.15 each, fully paid in cash under the Singapore Telecom Executives' Share Option Scheme ("1994 Scheme") at premiums of between S$1.90 and S$2.15 per share. Total share premium arising from these share issues was S$1.6 million.

Outstanding share options

As at 31 March 2002, there were 153,398,331 (2001: 54,456,931) unissued ordinary shares of S$0.15 each of the Company under options granted pursuant to both the 1994 Scheme and the Singapore Telecom Share Option Scheme 1999 at exercise prices ranging from S$1.63 to S$3.03 per share.

In addition to the above, as a result of the acquisition of SingTel Optus Group, the Optus Executive Option Plan was amended to allow SingTel Optus Pty Limited to discharge its obligations by procuring the issue to the Optus option holder ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option. The number of share options under the Optus Executive Option Plan as at 31 March 2002 were 6,688,700, convertible into 11,103,242 SingTel ordinary shares of S$0.15 each.

Share repurchase

On 29 September 1999, the shareholders at the Extraordinary General Meeting of the Company approved the mandate for the Company to purchase or acquire its issued ordinary shares, subject to certain conditions as detailed in the Company's circular to Members dated 13th August 1999 (the "Share Purchase Mandate").

Share repurchase is considered an expedient, effective and cost-effective way for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to shareholders.

During the current financial year, no shares were repurchased by the Company. During the financial year ended 31 March 2001, the Company repurchased 60,778,000 of its issued ordinary shares of S$0.15 each at an average market price of S$2.34 per share from the open market. The repurchase transactions were financed by internally generated funds. The total cash paid for the ordinary shares of S$142.3 million was credited against revenue reserve. These shares are deemed to be cancelled and an amount equivalent to their nominal value was transferred to the capital redemption reserve in accordance with Section 76G of the Singapore Companies Act.

35 Dividends

	Group And Company 2002 S$ million	2001 S$ million
Ordinary dividends paid		
Final dividend of 5.5 cents (2001: 5.5 cents) per share, paid net of tax at 24.5% (2001: 25.5%)	697.4	632.0
Special dividends paid		
Special dividend of nil cents (2001: 7.5 cents) per share, paid net of tax at nil (2001: 25.5%)	-	861.8
	697.4	1,493.8

The directors have proposed a final dividend of 5.5 cents per share, net of tax at 22%, amounting to a total of S$764.7 million in respect of the year ended 31 March 2002. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the year ending 31 March 2003.

36 Financial Instruments

In order to manage the risks arising from fluctuations in currency exchange rates and interest rates, the Group and Company make use of the following derivative financial instruments:

(a) Financial derivatives

The Group maintains a policy to minimise the adverse impact of movements in foreign exchange and interest rates on the Group's cashflows. Forward contracts are used to reduce fluctuations in foreign currency cash flows primarily related to capital expenditure, operating expenses and traffic settlement to international third party telecommunications carriers. The interest rate and currency swaps are used to hedge foreign exchange and interest rate risks associated with foreign currency borrowings.

The contract notional amounts of these financial derivatives and the corresponding fair value adjustments as at 31 March 2002 are analysed below:

	Group Hedging			Company Hedging		
	Contract notional amount S$ million	Fair value adjustments Gain S$ million	Fair value adjustments Loss S$ million	Contract notional amount S$ million	Fair value adjustments Gain S$ million	Fair value adjustments Loss S$ million
Foreign exchange derivatives						
Forward foreign exchange	220.9	1.2	7.3	29.9	0.4	-
Currency swaps	6,501.8	523.4	46.3	4,552.4	76.8	46.3
	6,722.7	524.6	53.6	4,582.3	77.2	46.3
Interest rate derivatives						
Interest rate swaps	6,569.0	4.8	221.7	3,928.1	-	207.1
	6,569.0	4.8	221.7	3,928.1	-	207.1

The fair value adjustments represent the difference between the contracted rates and market rates of the financial instruments at the balance sheet date, applied to the contract amounts. The fair value adjustments of forward foreign exchange, interest rate and currency swaps contracts have been calculated using rates quoted by the Group's bankers assuming these contracts were to be liquidated at balance sheet date. These fair value adjustments are not recognised in the consolidated financial statements at 31 March 2002.

No comparative information for the previous year is presented as such information was not available.

36 Financial Instruments (Cont'd)

(b) Fair value of financial assets and liabilities

The fair values of quoted short term, long term investments and borrowings are set out in Note 18, Note 27, Note 31 and Note 32 of the financial statements respectively.

For unquoted short term and long term investments, it is not practicable to determine the fair values because the assumptions used in valuation models to value these investments cannot be reasonably determined. For shareholders' loans to subsidiary companies, associated and joint venture companies, it is not practicable to determine the fair values as these loans do not have fixed repayment terms. In addition, the loans to associated and joint venture companies and certain loans to subsidiary companies are interest free. However, the carrying amounts recorded are not anticipated to be significantly in excess of their fair values at the balance sheet date.

The carrying values of the other financial assets and liabilities approximate their fair values.

37 Segment Information

Segment information is presented in respect of the Group's business and geographical segments. With the acquisition of Optus, the primary reporting format has been changed from business segments to geographical segments.

Primary Reporting Format - Geographical Segments

The Group's businesses are operated in two principal geographical areas, Singapore and Australia. No other individual country contributed more than 10% of consolidated revenue and assets.

In presenting information on the basis of geographical segments, segment revenue is based on where the service is rendered and where the customer is located. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

Secondary Reporting Format - Business Segments

The Group is organised into the following business segments:

Wireline - represents cable-based and satellite-based Fixed Telecommunications Network Services (FTNS) such as domestic and IDD services, leased lines, data communications, lease of satellite capacity, Inmarsat and internet services. It includes sale of cable capacity.

Wireless - represents mobile telecommunications services such as cellular and paging services and sale of handsets and pagers.

Postal - represents postal services.

Information technology and engineering - represents information technology consultancy, systems integration and engineering services.

Others - represents the balance of the Group's operations and comprise directory advertising and publishing, storage of cables and investment activities.

The accounting policies used to derive reportable segment results are consistent with those described in the "Significant Accounting Policies" note to the consolidated financial statements. Changes in accounting policies as detailed in Note 2 to the financial statements does not have a material impact on the segment results. Inter-segment pricing is determined on an arm's length basis.

Segment results represent operating revenue less expenses.

The asset totals disclosed for each segment represent assets directly managed by each segment, and primarily include receivables, property, plant and equipment, inventories, operating cash and bank balances. Corporate-held assets managed at the corporate level not allocated to the segments include fixed deposits and investments.

Segment liabilities comprise operating liabilities and exclude borrowings, provisions for taxes, deferred taxation and dividends.

Segment capital expenditure comprises additions to property, plant and equipment and intangibles.

37 SEGMENT INFORMATION (CONT'D)

Primary Reporting Format - Geographical Segments

2002	Singapore S$ million	Australia S$ million	Others S$ million	Eliminations S$ million	Total S$ million
Total revenue from external customers	4,873.4	2,425.7	39.1	-	7,338.2
Inter-segment revenue	46.7	(0.9)	66.5	(112.3)	-
Operating revenue	**4,920.1**	**2,424.8**	**105.6**	**(112.3)**	**7,338.2**
Segment results	1,961.8	28.1	(59.6)	68.2	1,998.5
Other income	103.3	7.3	(2.3)	(66.5)	41.8
Amortisation of goodwill (1)	-	(333.5)	-	-	(333.5)
Compensation from IDA	337.0	-	-	-	337.0
Profit/(loss) before exceptional items	**2,402.1**	**(298.1)**	**(61.9)**	**1.7**	**2,043.8**
Exceptional items					
- allocated	(5.5)	-	(22.4)	-	(27.9)
- unallocated					(33.0)
Profit on operating activities					**1,982.9**
Share of results of associated and joint venture companies (after goodwill amortisation)	(36.8)	(43.0)	300.7	-	220.9
Profit before interest and tax					**2,203.8**
Interest and investment income					188.4
Interest on borrowings					(269.7)
Profit on ordinary activities before tax					**2,122.5**
Segment assets	5,659.5	18,606.8	3,814.0	-	28,080.3
Investment in net assets of associated and joint venture companies	258.4	0.5	3,838.5	-	4,097.4
Allocated assets	5,917.9	18,607.3	7,652.5	-	32,177.7
Unallocated assets					2,979.5
Consolidated total assets					**35,157.2**
Segment liabilities	3,430.7	1,814.0	1,694.6	-	6,939.3
Unallocated liabilities					13,185.9
Consolidated total liabilities					**20,125.2**
Capital expenditure and intangibles (2)	**662.5**	**637.9**	**2,414.7**	**-**	**3,715.1**
Depreciation	**540.1**	**412.0**	**46.3**	**-**	**998.4**

Notes:
(1) Amortisation of goodwill for the Australia geographical segment included S$331.6 million (2001: Nil) goodwill charge on the acquisition of Optus.
(2) Excludes S$5.45 billion of property, plant and equipment and intangibles acquired in connection with and S$11.37 billion of goodwill arising from the acquisition of SingTel Optus Group during the financial year under the Australia segment.

37 SEGMENT INFORMATION (CONT'D)

Primary Reporting Format - Geographical Segments

2001	Singapore S$ million	Australia S$ million	Others S$ million	Eliminations S$ million	Total S$ million
Total revenue from external customers	4,911.1	7.2	7.2	-	4,925.5
Inter-segment revenue	17.8	1.2	127.0	(146.0)	-
Operating revenue	**4,928.9**	**8.4**	**134.2**	**(146.0)**	**4,925.5**
Segment results	1,877.8	-	(13.0)	75.7	1,940.5
Other income	166.9	(1.0)	(3.3)	(71.0)	91.6
Compensation from IDA	337.0	-	-	-	337.0
Profit/(loss) before exceptional items	**2,381.7**	**(1.0)**	**(16.3)**	**4.7**	**2,369.1**
Exceptional items					
- allocated	(48.7)	-	75.7	-	27.0
- unallocated					(270.6)
Profit on operating activities					**2,125.5**
Share of results of associated and joint venture companies	(6.8)	-	355.7	-	348.9
Profit before interest and tax					**2,474.4**
Interest and investment income					269.0
Interest on borrowings					(9.1)
Profit on ordinary activities before tax					**2,734.3**
Segment assets	5,498.3	12.0	1,341.2	-	6,851.5
Investment in net assets of associated and joint venture companies	199.7	-	1,720.9	-	1,920.6
Allocated assets	5,698.0	12.0	3,062.1	-	8,772.1
Unallocated assets					7,432.9
Consolidated total assets					**16,205.0**
Segment liabilities	3,698.0	3.8	918.9	-	4,620.7
Unallocated liabilities					2,375.9
Consolidated total liabilities					**6,996.6**
Capital expenditure and intangibles	**756.9**	**2.8**	**979.0**	**-**	**1,738.7**
Depreciation and accelerated depreciation	**614.6**	**0.5**	**9.0**	**-**	**624.1**

37 SEGMENT INFORMATION (CONT'D)

Secondary Reporting Format - Business Segments

2002	Wireline S$ million	Wireless S$ million	Postal S$ million	IT & Engineering S$ million	Others S$ million	Total S$ million
Operating revenue from external customers	**4,163.5**	**2,225.9**	**354.6**	**510.0**	**84.2**	**7,338.2**
Segment assets	22,394.0	3,243.6	690.7	1,497.6	194.6	28,020.5
Investment in net assets of associated and joint venture companies	1,586.1	2,150.9	102.9	-	257.5	4,097.4
Allocated assets	23,980.1	5,394.5	793.6	1,497.6	452.1	32,117.9
Unallocated assets						3,039.3
Consolidated total assets						**35,157.2**
Capital expenditure and intangibles	**3,186.7**	**403.8**	**6.1**	**9.2**	**109.3**	**3,715.1**

2001	Wireline S$ million	Wireless S$ million	Postal S$ million	IT & Engineering S$ million	Others S$ million	Total S$ million
Operating revenue from external customers	**2,968.0**	**1,025.0**	**341.0**	**472.8**	**118.7**	**4,925.5**
Segment assets	4,968.5	684.3	729.0	299.3	170.4	6,851.5
Investment in net assets of associated and joint venture companies	1,296.2	435.8	1.0	-	187.6	1,920.6
Allocated assets	6,264.7	1,120.1	730.0	299.3	358.0	8,772.1
Unallocated assets						7,432.9
Consolidated total assets						**16,205.0**
Capital expenditure and intangibles	**1,527.6**	**114.1**	**20.3**	**66.6**	**10.1**	**1,738.7**

38 INTERESTED PERSON TRANSACTIONS

For the financial year ended 31 March 2002, the aggregate value of interested person transactions authorised under the Shareholders Mandate adopted at the Extraordinary General Meeting of the Company held on 19 September 1997 and which was renewed at the Annual General Meeting held on 30 August 2001 amounted to S$19.3 million (2001: S$33.0 million).

39 OPERATING LEASE COMMITMENTS

Commitments in relation to non-cancellable operating leases contracted for at the reporting date but not recognised as liabilities, are payable as follows:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Not later than one financial year	336.1	72.2	53.9	51.3
Later than one financial year but not later than five financial years	716.3	167.1	120.1	137.4
Later than five financial years	699.4	120.6	88.1	108.1

40 CAPITAL, INVESTMENTS AND OTHER COMMITMENTS

(a) The commitments for capital expenditure and investments which have not been provided for in the financial statements are as follows:

	Group		Company	
	2002 S$ million	**2001 S$ million**	**2002 S$ million**	**2001 S$ million**
Authorised and contracted for	581.1	2,943.1	105.4	245.3
Authorised but not contracted for	1,099.0	1,845.4	806.0	760.1

Outstanding commitments relate mainly to the purchase of telecommunications and postal fixed assets, investments and construction of cable networks.

In addition, as part of its cellular services joint venture with the Virgin Group, SingTel has agreed to finance the joint venture up to a maximum amount of S$829 million (USD450 million). Such financing will be subject to the achievement of pre-agreed performance targets by the joint venture and will take the form of a convertible loan.

(b) The commitment for purchase of program rights are as follows:

	Group		Company	
	2002 S$ million	**2001 S$ million**	**2002 S$ million**	**2001 S$ million**
Not later than one financial year	128.4	-	-	-
Later than one financial year but not later than five financial years	323.9	-	-	-
Later than five financial years	41.3	-	-	-

The licence fees under some of these contracts are calculated by reference to future numbers of cable and satellite television subscribers. The licence fees payable therefore depend on future events, which cannot be reliably determined. The above commitments include only the minimum amounts payable under those contracts.

(c) The commitment to purchase capacity in the cable network of Southern Cross Cable Holding Limited, a joint venture company, is as follows:

	Group		Company	
	2002 S$ million	**2001 S$ million**	**2002 S$ million**	**2001 S$ million**
Not later than one financial year	98.8	-	-	-
Later than one financial year but not later than five financial years	158.6	-	-	-

41 CONTINGENT LIABILITIES (UNSECURED)

(a) Guarantees

As at 31 March 2002, the Company provided a guarantee to a third party for due performance by a wholly owned subsidiary of its obligations and liabilities under a contract to provide information technology services.

In addition, a subsidiary company provided performance guarantees amounting to S$117.9 million (2001: S$115.2 million) to a third party in respect of a joint venture company.

41 Contingent Liabilities (Unsecured) (Cont'd)

(b) Lawsuit With IDA

As disclosed in Note 33, the Company was paid a sum of S$1.5 billion constituting compensation for the damage caused by the modification of its licence in 1997 which was announced in May 1996.

The Inland Revenue Authority of Singapore had in October 2000 informed the Company and the IDA that the compensation amount would not attract any income tax liability. The IDA has quantified the sum of S$388 million as being the tax component that was allegedly factored into the compensation amount.

The IDA has commenced legal proceedings to recover S$388 million of the compensation amount, plus interest and costs. The Company disagrees with the IDA on its entitlement to the recovery of the sum and is defending the claim.

Pending resolution of the dispute, the Company has not made any provision in its financial statements regarding the IDA's claim. The annual impact of this dispute on the income statement would be S$55.4 million in profit after tax, excluding interest and claims. The impact as at 31 March 2002 would be S$110.9 million in profit after tax.

(c) Claim By AGL Limited

SingTel Optus Pty Limited, a wholly owned subsidiary of the Group, has a dispute with AGL Limited, a company which purchased Dingo Blue Pty Limited, its former subsidiary company. AGL Limited has claimed breach of warranty in the sale and purchase agreement, and has also foreshadowed a misleading and deceptive conduct claim. The potential claim is in the range of S$11.7 million (AUD12.0 million) to S$82.2 million (AUD84.0 million), although the Group has not yet received a statement of claim. The Group strongly believes the claims will not be successful.

(d) Audit Of Tax Losses

The Australian Taxation Office has commenced an audit of SingTel Optus Pty Limited's entitlements to carry forward tax losses. The Group believes that the audit will not result in any change to the deferred tax asset or liability position, or to any income tax becoming immediately payable. However, although unlikely but should it be ultimately found that this is incorrect, the maximum impact as of balance sheet date would be a reduction in deferred tax assets due to tax losses of S$136.9 million (AUD140.0 million), and a reduction in unrecognised tax losses of S$448.0 million (AUD458.0 million).

42 Subsequent Events

(a) Acquisition Of Telkomsel

On 3 April 2002, Singapore Telecom Mobile Pte Ltd, a wholly owned subsidiary of the Group, signed a conditional agreement to increase its stake in PT Telekomunikasi Selular ("Telkomsel") by an additional 12.7% for a cash consideration of USD429 million (S$789 million). This investment will increase the Group's interest in Telkomsel to 35%.

(b) Change In Singapore Corporate Tax Rate

The effect of the reduction in the corporate tax rate from 24.5% to 22.0% as announced by the Singapore Government on 3 May 2002 will apply from the year of assessment 2003, i.e. in relation to the financial year ended 31 March 2002. This will reduce the total tax charge of the Group and Company by approximately S$100 million and S$70 million respectively. However given that the announcement was made only after the balance sheet date of 31 March 2002, in compliance with the reporting requirements of SAS 12, no adjustment has been made to the 31 March 2002 financial statements of the Group and Company to reflect the effect of the reduced corporate tax rate. This reduction in tax charge of approximately S$100 million and S$70 million for the Group and Company respectively will be recorded in the financial year ending 31 March 2003.

43 Authorisation Of Financial Statements

The financial statements of Singapore Telecommunication Limited and the consolidated financial statements of the Group for the year ended 31 March 2002 were authorised for issue in accordance with a directors' resolution dated 10 May 2002.

44 COMPANIES IN THE GROUP

The Company, Singapore Telecommunications Limited, is domiciled and incorporated in Singapore and is listed on the Singapore Exchange. The registered address is 31 Exeter Road, ComCentre, Singapore 239732.

The principal activities of the Company consist of the operation and provision of telecommunication systems and services and investment holding.

Under a licence granted by the Infocommunications Development Authority of Singapore ("IDA"), the Group has exclusive right to provide fixed line national and international telecommunications services through 31 March 2000 and public cellular mobile telephone services and public radio paging services through 31 March 1997 (with limited exceptions). The Group's licence continues on a non-exclusive basis through 31 March 2017.

Under another licence granted by the IDA, the Group is the exclusive provider through 31 March 2007, and a non-exclusive provider through 31 March 2017, of basic mail services with respect to letters and postcards, except for express letters which is on a non-exclusive basis with effect from 1 April 1995.

The Company's immediate and ultimate holding company is Temasek Holdings (Private) Limited, incorporated in Singapore. The following are subsidiary, associated and joint venture companies as at 31 March 2002 and 31 March 2001.

Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment by Company S$ million	
			2002	2001	2002	2001
SUBSIDIARY COMPANIES						
Held By The Company						
C2C Asiapac Pte Ltd	Investment holding and provision of administrative, technical and advisory services.	Singapore	100	100	146.5	3.4
ICO Investment (Singapore) Private Limited	Investment holding company.	Singapore	100	100	*	*
InnoVoice Services Private Limited	Dormant.	Singapore	100	100	*	*
INS Holdings Pte Ltd	Investment holding and provision of telecommunications services.	Singapore	100	100	*	*
InfoCom Holding Company Pte Ltd	Investment holding company.	Singapore	100	100	821.3	*
KA Land Pte Ltd	Investment holding company.	Singapore	100	100	*	*
Mercurix Pte Ltd	Dormant.	Singapore	100	100	4.3	4.3
National Computer Systems Private Limited	Provision of information technology consultancy services.	Singapore	100	100	65.2	65.2
Sembawang Cable Depot Pte Ltd	Provision of storage facilities for submarine cables and related equipment.	Singapore	60	60	0.6	0.6
Balance carried forward					**1,037.9**	**73.5**

44 COMPANIES IN THE GROUP (CONT'D)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment by Company S$ million	
				2002	2001	2002	2001
	SUBSIDIARY COMPANIES Held By The Company						
	Balance brought forward					**1,037.9**	**73.5**
(9)	Singapore Post Private Limited	Operation and provision of postal services.	Singapore	100	100	95.0	95.0
	Singapore Telecom International Pte Ltd	Holding of strategic investments in companies engaged in the field of telecommunications, and provision of technical and management consultancy services in the field of telecommunications.	Singapore	100	100	1,597.4	450.0
	Singapore Telecom Mobile Pte Ltd	Provision of mobile phone services.	Singapore	100	100	5,151.1	50.0
	Singapore Telecom Paging Pte Ltd	Provision of paging and public mobile data services.	Singapore	100	100	20.0	20.0
	SingaSat Pte Ltd	Investment holding company.	Singapore	100	100	80.8	*
	SingNet Pte Ltd	Provision of value-added services and internet-related services.	Singapore	100	100	27.0	27.0
	SingTel Aeradio Pte Ltd	Provision of facilities management and consultancy services and distributor of specialised telecommunications and data communication products.	Singapore	100	100	3.2	3.2
	SingTel Asian Investments Pte Ltd	Investment holding company.	Singapore	100	100	599.9	*
	SingTel Australia Holding Pte Ltd	Investment holding company.	Singapore	100	100	*	*
	SingTel EInvestments Pte Ltd (formerly known as SingTel Mobile Satellite Pte Ltd)	Investment holding company.	Singapore	100	100	*	*
(7)	SingTel Global Services Private Limited	Under voluntary liquidation.	Singapore	100	100	-	44.5
	SingTel Investments Private Limited	Portfolio investment holding company.	Singapore	100	100	200.0	200.0
	Balance carried forward					**8,812.3**	**963.2**

44 COMPANIES IN THE GROUP (CONT'D)

Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment by Company S$ million	
			2002	2001	2002	2001
SUBSIDIARY COMPANIES **Held By The Company**						
Balance brought forward					**8,812.3**	**963.2**
SingTel Ventures (Singapore) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies.	Singapore	100	100	*	*
SingTel Yellow Pages Pte Ltd	Provision of directory advertising and publishing.	Singapore	100	100	8.0	8.0
SingTelSat Pte Ltd	Provision of satellite capacity for telecommunication and video broadcasting services.	Singapore	100	100	76.0	76.0
[5] Subsea Network Services Pte Ltd	Ownership and chartering of barges and provision of storage facilities for submarine cables and related equipment.	Singapore	100	-	*	-
Telecom Equipment Pte Ltd	Engaged in the sale and maintenance of telecommunications equipment.	Singapore	100	100	5.0	5.0
[11] Zeus Digital Asset Services Pte Ltd	To provide digital asset services to content owners and to be a wholesale distributor of protected music content.	Singapore	100	-	*	-
[1][5] Singapore Telecom Australia Investments Pty Limited	Investment holding company.	Australia	100	-	*	-
[5] SingTel Australia Investment Ltd	Investment holding company.	British Virgin Islands	100	-	4,557.8	-
SingTel Ventures (Cayman) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies.	Cayman Islands	100	100	*	*
[1] Singapore Telecom Hong Kong Limited	Investment holding and provision of telecommunications services.	Hong Kong	100	100	*	*
[1] GB21 (Hong Kong) Limited	Provision of telecommunications services and products.	Hong Kong	100	100	*	*
[1] Singapore Telecom India Private Limited	Provision of telecommunications services and all related activities.	India	100	100	*	*
Balance carried forward					**13,459.1**	**1,052.2**

44 COMPANIES IN THE GROUP (CONT'D)

Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment by Company S$ million	
			2002	2001	2002	2001
SUBSIDIARY COMPANIES **Held By The Company**						
Balance brought forward					**13,459.1**	**1,052.2**
(1) Singapore Telecom Japan Co Ltd	Provision of telecommunications services and all related activities.	Japan	100	100	0.1	0.1
(1) SingTel Japan Co., Ltd	Engaged in telecommunications services business & all other related businesses.	Japan	100	100	0.1	0.1
SingTel (Jersey) Private Limited	Portfolio investment holding company.	Jersey	100	100	1.0	1.0
(1) Singapore Telecom Korea Limited	Provision of telecommunications services and all related activities.	Korea	100	100	4.2	0.1
(1) Sudong Sdn Bhd	The management, provision and operations of a call centre for telecommunication services.	Malaysia	100	100	*	*
(1) SingTel i2i Private Limited	Investment holding company.	Mauritius	100	100	*	*
Singapore Telecom ADSB (Netherlands Antilles) N.V.	Investment holding company.	Netherlands Antilles	90	90	170.7	170.7
(2)(4) STEL Information Technology (Shanghai) Co Ltd	Provision of data processing and programming services for holding company and technical services related to telecommunications information services.	People's Republic of China	100	100	0.3	0.3
(1) SingTel (Philippines), Inc.	Provision of customer services for telecommunications related activities.	Philippines	100	100	0.4	0.4
(1)(10) Singapore Telecom Taiwan Limited	Provision of customer services for telecommunications related activities.	Taiwan	100	100	0.5	0.5
(2) INS (Europe) Limited	Dormant.	United Kingdom	100	100	*	*
(2) Singapore Telecom Europe Limited	Provision of administrative, technical and advisory services.	United Kingdom	100	100	*	*
(1) SingTel (Europe) Limited	Telecommunication business in United Kingdom.	United Kingdom	100	100	*	*
Balance carried forward					**13,636.4**	**1,225.4**

44 COMPANIES IN THE GROUP (CONT'D)

Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment by Company S$ million	
			2002	2001	2002	2001
SUBSIDIARY COMPANIES Held By The Company						
Balance brought forward					**13,636.4**	**1,225.4**
Singapore Telecom USA, Inc.	Provision of administrative, technical and advisory services in the USA.	USA	100	100	4.4	1.9
Singapore Telecom America, Inc.	Investment holding company.	USA	100	100	23.0	17.8
Investment in subsidiary companies - at cost					**13,663.8**	**1,245.1**

Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %	
			2002	2001
SUBSIDIARY COMPANIES Held By Subsidiary Companies				
C2C Marine Pte Ltd	Owning, operating and managing of maintenance-cum-laying cableships.	Singapore	59.5	59.5
C2C Singapore Pte Ltd	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity.	Singapore	59.5	59.5
Chapter-e.com Pte Ltd	Engaged in e-commerce services.	Singapore	51	51
DataPost Pte Ltd	Provision of electronic printing and despatching services.	Singapore	70	70
(2) First Cube Pte Ltd	Provider of internet-enabled storage units.	Singapore	72.9	72.9
Global Page Pte Ltd	Marketing, implementing and operating radio paging systems and investment holdings.	Singapore	100	100
Info Ad Publishing Consultants Private Limited	Provision of consultancy and market research in information technology, directory advertising and publishing.	Singapore	100	100
NCSI Holdings Pte Ltd	Investment holding company.	Singapore	100	100
Singapore Post Enterprise Private Limited	Investment holding company.	Singapore	100	100

44 COMPANIES IN THE GROUP (CONT'D)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group % 2002	2001
	SUBSIDIARY COMPANIES				
	Held By Subsidiary Companies				
(7)	SingTel Global Services Private Limited	In process of liquidation.	Singapore	100	100
	SingTel Mobile Sales Pte Ltd	Sale of telecommunications equipment and provision of related services.	Singapore	100	100
	SingTel Strategic Investments Pte Ltd	Investment holding company.	Singapore	100	100
(5)	ST Mobile Investments Pte Ltd	Investment holding company.	Singapore	100	-
	ST Paging Pte Ltd	Sale of telecommunications equipment and provision of related services.	Singapore	100	100
	STI (Australia) Holding Pte Ltd	Investment holding company.	Singapore	100	100
	TE International (S) Pte Ltd	Engaged in the business of investment holding, sales and maintenance of telecommunications equipment.	Singapore	100	100
	Thai Page Pte Ltd	Investment holding company.	Singapore	100	100
	ZapSurf Private Limited	Provision of value-added services and internet-related services.	Singapore	100	100
(11)	Zeus Digital Asset Services Pte Ltd	To provide digital asset services to content owners and to be a wholesale distributor of protected music content.	Singapore	-	100
(3)(6)	Agility Networks Pty Limited	Provision of telecommunications related services.	Australia	100	-
(3)(6)	AUE Music TV Pty Limited	Provision of cable television channels.	Australia	100	-
(3)(6)	AUEVR Music TV Pty Limited	Provision of cable television channels.	Australia	100	-
(3)(6)	Austereo Village Music TV Joint Venture	Production of music programming.	Australia	100	-
(3)(6)	Aussat Finance Limited	Dormant.	Australia	100	-
(3)(6)	Billing Services Australia Pty Limited	Provision of billing services to the SingTel Optus Group.	Australia	100	-
(3)(6)	Cable & Wireless Optus Satellites Pty Limited	Operation and provision of satellite related services.	Australia	100	-

44 COMPANIES IN THE GROUP (CONT'D)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %	
				2002	2001
	SUBSIDIARY COMPANIES **Held By Subsidiary Companies**				
(3)(6)	Cable & Wireless Optus Vision Stockco Pty Limited	Purchasing and warehousing agent.	Australia	100	-
(3)(6)	Membertel Pty Limited	Dormant.	Australia	100	-
(3)(6)	Microplex Pty Limited	Dormant.	Australia	100	-
(3)(6)	MovieVision Pty Limited	Dormant.	Australia	100	-
(3)(6)	Optus Administration Pty Limited	Provision of management services to the SingTel Optus Group.	Australia	100	-
(3)(6)	Optus Billing Services Pty Limited	Provision of billing services to the SingTel Optus Group.	Australia	100	-
(3)(6)	Optus Broadband Pty Limited	Broadcasting licencee and holds customer contracts for Pay TV.	Australia	100	-
(3)(6)	Optus CMM Holdings Pty Limited	Investment holding company.	Australia	100	-
(3)(6)	Optus Data & Business Holdings Pty Limited	Dormant.	Australia	100	-
(3)(6)	Optus Data Centres Pty Limited	Provision of data communication services.	Australia	100	-
(3)(6)	Optus E-Commerce Pty Limited	Provider of marketsite and related activities.	Australia	100	-
(3)(6)	Optus E-Payments Ventures Pty Limited	Provision of network capacity.	Australia	100	-
(3)(6)	Optus E-Solutions Pty Limited	Provider of E-solutions.	Australia	100	-
(3)(6)	Optus Finance Pty Limited	Provision of financial services to the SingTel Optus Group.	Australia	100	-
(3)(6)	Optus Insurance Services Pty Limited	Provision of handset insurance and related services.	Australia	100	-
(3)(6)	Optus Internet Pty Limited	Provision of internet services for retail customers.	Australia	100	-
(3)(6)	Optus Investments Pty Limited	Investment holding company.	Australia	100	-

44 COMPANIES IN THE GROUP (CONT'D)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %	
				2002	2001
	SUBSIDIARY COMPANIES				
	Held By Subsidiary Companies				
(3)(6)	Optus Kylie Holdings Pty Limited	Portfolio investment holding company.	Australia	100	-
(3)(6)	Optus Mobile Holdings Pty Limited	Investment holding company.	Australia	100	-
(3)(6)	Optus Mobile Investments Pty Limited	Investment holding company.	Australia	100	-
(3)(6)	Optus Mobile Pty Limited	Provision of mobile phone services.	Australia	100	-
(3)(6)	Optus Multimedia Pty Limited	Investment holding company.	Australia	100	-
(3)(6)	Optus Narrowband Pty Limited	Provision of narrow band portal content services.	Australia	100	-
(3)(6)	Optus Networks Pty Limited	Provision of telecommunications services.	Australia	100	-
(3)(6)	Optus Rental & Leasing Pty Limited	Provision of rental and leasing of equipment to customers.	Australia	100	-
(3)(6)	Optus Retailco Pty Limited	Dormant.	Australia	100	-
(3)(6)	Optus Stockco Pty Limited	Engaged in purchasing and provision of storage facilities to the SingTel Optus Group.	Australia	100	-
(3)(6)	Optus Superannuation Pty Limited	Provision of trustee services including superannuation schemes to the SingTel Optus Group.	Australia	100	-
(3)(6)	Optus Systems Pty Limited	Provsion of information technology services to the SingTel Optus Group.	Australia	100	-
(3)(6)	Optus Telephony Pty Limited	Provision of residential telephony products.	Australia	100	-
(3)(6)	Optus Vision Holdings Pty Limited	Dormant.	Australia	100	-
(3)(6)	Optus Vision Interactive Pty Limited	Provision of interactive television service.	Australia	100	-
(3)(6)	Optus Vision Investments Pty Limited	Investment holding company.	Australia	100	-
(3)(6)	Optus Vision Pty Limited	Provision of telecommunications services.	Australia	100	-

44 COMPANIES IN THE GROUP (CONT'D)

Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %	
			2002	2001
SUBSIDIARY COMPANIES				
Held By Subsidiary Companies				
[3][6][8]Optus Vision Media Pty Limited	Provision of broadcasting related services.	Australia	20.0	-
[3][6]Prepaid Services Pty Limited	Distribution of prepaid mobile telephony related products.	Australia	100	-
[3][5]RSL Com Mobile Pty Limited	Provision of mobile phone services and related activities.	Australia	100	-
[3][5]Satellite Platform Investment Pty Limited	Provision of satellite related services.	Australia	100	-
[3][5]Sibalo Pty Limited	Engaged in retailing of mobile products.	Australia	100	-
[3][6]SingTel Optus Pty Limited	Investment holding company.	Australia	100	-
[3][6]Source Integrated Networks Pty Limited	Provision of data communications and network services.	Australia	100	-
[3][6]VR Music TV Pty Limited	Provision of cable television channels.	Australia	100	-
[3][6]World Wide Web Pty Limited	Dormant.	Australia	100	-
[3][6]XYZed Pty Limited	Provision of telecommunications related services.	Australia	100	-
[3][6]Yes Direct Pty Limited	Dormant.	Australia	100	-
[1]NCSI (Australia) Pty Ltd	Provision of information technology services.	Australia	100	100
[1]Singapore Telecom Australia Pty Limited	Provision of managed facsimile services.	Australia	100	100
[1]SingTel Services Australia Pty Limited	Provision of customer services for telecommunications related activities.	Australia	100	100
[5]C2C Holdings Pte Ltd	Investment holding company.	Bermuda	55.3	-
C2C Pte Ltd	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity.	Bermuda	59.5	59.5
[2]SingTel (Cambodia) Private Limited	Under voluntary liquidation.	Cambodia	100	100
[1][5]C2C (Hong Kong) Limited	Operation and provision of telecommunication facilities and services.	Hong Kong	59.5	-

44 COMPANIES IN THE GROUP (CONT'D)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %	
				2002	2001
	SUBSIDIARY COMPANIES				
	Held By Subsidiary Companies				
(1)	Integrated Information (Hong Kong) Limited	Publication of directories and sale of advertising space in directories.	Hong Kong	100	100
(1)	NCSI (HK) Limited	Provision of information technology services.	Hong Kong	100	100
(1)	NCSI (India) Private Limited	Provision of information technology services.	India	100	100
(1)(5)	C2C Cable (Ireland) Limited	Operation and provision of telecommunication facilities and services.	Ireland	59.5	-
(5)	C2C Japan KK	Operation and provision of telecommunication facilities and services.	Japan	59.5	-
(5)	C2C Cable Korea Ltd	Operation and provision of telecommunication facilities and services.	Korea	59.5	-
(2)	Information Network Services Sdn Bhd	Provision of data communication and value added network services.	Malaysia	100	100
(1)	Integrated Information (M) Sdn Bhd	Engaged in the sale of advertising space in overseas telephone and telex directories, magazines and periodicals.	Malaysia	100	100
(2)	NCSI Holdings (Malaysia) Sdn Bhd	Investment holding company.	Malaysia	100	100
(2)	NCSI (Malaysia) Sdn Bhd	Provision of information technology services.	Malaysia	100	100
(1)	Tourism Publications Corporation Sdn Bhd	Provision of directory advertising and publishing.	Malaysia	100	100
(2)	Viva Bahagia Sdn Bhd	To acquire property for investment and to carry out general trading.	Malaysia	100	100
(1)	Pastel Limited	Investment holding company.	Mauritius	100	100
(2)	Integrated Data Services Limited	Engaged in the business of printing, publishing and advertising.	Myanmar	90	90
	SingTel ADSB (Netherlands) B.V.	Investment holding company.	Netherlands	90	90
(3)(6)	Aussat New Zealand Limited	Dormant.	New Zealand	100	-
(2)(4)	Guangzhou Zhong Sheng Information Technology Co Ltd	Approved Training Centre for Microsoft & Cisco products.	People's Republic of China	70	70

44 COMPANIES IN THE GROUP (CONT'D)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group % 2002	2001
	SUBSIDIARY COMPANIES				
	Held By Subsidiary Companies				
(2)(4)	NCS Information Technology (Suzhou) Co. Ltd	*Engaged in information system software development services.*	People's Republic of China	100	100
(2)(4)	Shanghai Zhong Sheng Information Technology Co. Ltd	Provision of product reselling, training and software development, consultancy and representation.	People's Republic of China	70	70
(1)(4)	Suzhou ZhongXing Telecommunication Engineering Development Co. Ltd	Liquidated during the financial year.	People's Republic of China	-	70
(2)	Lanka Communication Services (Private) Limited	Provision of data communication services.	Sri Lanka	82.9	82.9
(1)(5)	C2C Infocom Cable (Taiwan) Ltd	Operation and provision of telecommunication facilities and services.	Taiwan	59.5	-
(1)	Integrated Media Services (Taiwan) Co. Ltd	Under voluntary liquidation.	Taiwan	100	100
(2)	Singapore Telecom International Europe Ltd	Provision of consultancy services in telecommunications to related companies.	United Kingdom	100	100
(1)(5)	C2C (USA) Inc.	Operation and provision of telecommunication facilities and services.	USA	59.5	-
	SingTel USA, Inc.	Investment holding company.	USA	100	100

* *Denotes amounts of less than S$50,000.*

Notes:
All companies are audited by PricewaterhouseCoopers, Singapore except for the following:

(1) *Audited by PricewaterhouseCoopers firms outside Singapore.*
(2) Audited by other firms.

(3) These companies comprise the SingTel Optus Group acquired during the year. Except for SingTel Optus Pty Limited, all the other entities are relieved from the Australian Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports pursuant to ASIC Class Order 98/1418 *(as amended) dated 13 August 1998. The consolidated financial statements of SingTel Optus Group, incorporating these entities, are audited by KPMG, Australia.*
(4) Subsidiary company's financial year end is 31 December.
(5) Incorporated during the financial year ended 31 March 2002.
(6) Acquired as part of the SingTel Optus Pty Limited Group.
(7) Shareholding was transferred to Singapore Telecom Paging Pte Ltd on 26 December 2001.
(8) Optus Vision Media Pty Limited is deemed to be a subsidiary by virtue of control.
(9) Excluding the Special Share issued to the Minister for Finance (Incorporated) in pursuant to Section 47 of the TAS Act 1992 and Article 6 of the Articles of Association.
(10) Includes 97.77% deemed interest held by a wholly owned subsidiary.
(11) Shareholding was transferred from a subsidiary company to the Company during the financial year ended 31 March 2002.

44 COMPANIES IN THE GROUP (CONT'D)

	Name of Companies	Principal Activities	Country of incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment S$ million	
				2002	2001	2002	2001
	ASSOCIATED COMPANIES Held By The Company						
(4)	Abacus Travel Systems Pte Ltd	Marketing and distributing certain travel-related services through on-line airline computerised reservations systems.	Singapore	30.0	30.0	0.9	0.9
(4)	Point Asia Dot Com (Thailand) Limited	Thai internet and e-commerce service provider.	Thailand	31.1	31.1	38.7	38.7
	Associated companies held by the Company - at cost					**39.6**	**39.6**
	ASSOCIATED COMPANIES Held By Subsidiary Companies						
(4)	APT Satellite Holdings Limited	Investment holding company.	Bermuda	20.4	20.4	13.4	13.4
(4)	APT Satellite International Company Limited	To establish, conduct and carry on satellite communications, telecommunications and related services including management and operation.	British Virgin Islands	28.6	28.6	62.6	62.6
(4)	Infoserve Technology Corp. (Cayman Islands)	Provision of communications, internet, VPN and solution services.	Cayman Islands	26.8	30.5	78.9	78.9
(1)	Bharti Telecom Ltd	Provision of cellular, fixed line telecommunications and internet services.	India	27.0	20.0	496.0	360.2
(1)	Bharti Tele-Ventures Ltd	Provision of cellular and fixed line telecommunications services.	India	28.5	28.5	638.2	413.7
(3)	PT Telekomunikasi Selular	Provision of telecommunication services for mobile communication.	Indonesia	22.3	-	1,159.0	-
(4)	Multi-media Communications Sdn Bhd	Sales and maintenance of telecommunications equipment.	Malaysia	49.0	49.0	-	0.5
(1)	VA Dynamics Sdn Bhd	Distribution of telecommunication and related products.	Malaysia	49.0	49.0	0.5	0.5
(1)	ADSB Telecommunications B.V.	Investment holding company.	Netherlands	24.3	24.3	930.5	930.5
	Balance carried forward					**3,379.1**	**1,860.3**

44 Companies In The Group (Cont'd)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment S$ million	
				2002	2001	2002	2001
	Associated Companies						
	Held By Subsidiary Companies						
	Balance brought forward					**3,379.1**	**1,860.3**
(1)	G3 Worldwide Mail N.V.	Investment holding, management and consultancy services.	Netherlands	24.5	-	83.4	-
(3)	Asiacom Philippines, Inc.	Investment holding company.	Philippines	20.0	-	5.6	-
(3)	Globe Telecom, Inc.	Provision of cellular mobile telephone, international and fixed line telecommunications services.	Philippines	29.1	28.8	467.6	339.5
(3)	Globe Telecom Holdings, Inc.	To trade, issue and hold financial securities.	Philippines	33.1	42.4	*	*
(3)	New Century Infocomm Tech Co. Ltd	Provision of telecommunication services.	Taiwan	24.3	24.3	635.4	635.4
(1)	Advanced Info Service Public Co. Ltd	Provision of cellular and paging telecommunications services.	Thailand	21.5	21.0	726.7	608.5
(4)	InfoLink Co., Ltd	Liquidated during the financial year.	Thailand	-	49.0	-	*
(4)	Pager Sales Co Ltd	Liquidated during the financial year.	Thailand	-	40.0	-	*
(1)	Teleinfo Media Co. Ltd	Publishing and distribution of telephone directory.	Thailand	25.0	25.0	21.7	19.7
	Associated companies held by subsidiary companies - at cost					**5,319.5**	**3,463.4**
	Associated companies held by the Group - at cost					**5,359.1**	**3,503.0**

44 COMPANIES IN THE GROUP (CONT'D)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %	
				2002	2001
	ASSOCIATED COMPANIES				
	Held By Associated Companies				
(2)	Belgacom S.A.	Provision of cellular mobile telephone, international and fixed line telecommunications services.	Belgium	12.15	12.15

* Denotes amounts of less than S$50,000.

Notes :
All companies are audited by PricewaterhouseCoopers, Singapore except for the following:

(1) Audited by PricewaterhouseCoopers firms outside Singapore.
(2) Audited by Ernst & Young.
(3) Audited by Arthur Andersen.
(4) Audited by other firms.

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment S$ million	
				2002	2001	2002	2001
	JOINT VENTURE COMPANIES						
	Held By The Company						
	ACPL Marine Pte Ltd	Owning, operating and managing of maintenance-cum-laying cableships.	Singapore	41.7	41.7	0.1	0.1
	ASEAN Cableship Pte Ltd	An operator of a cable repair vessel for repair and maintenance of submarine telecommunication cables.	Singapore	16.7	16.7	0.1	0.1
(2)	Digital Network Access Communications Pte Ltd	Provision of analogue and digital public trunk radio services.	Singapore	50.0	50.0	22.7	22.7
	Failsafe Corporation (Singapore) Pte Ltd	Provision of IT outsourcing and hosting services.	Singapore	50.0	50.0	27.8	17.2
	Indian Ocean Cableship Pte Ltd	Ownership and chartering of ships, barges and remotely operated vehicles for repair, maintenance and protection of submarine cable and plant.	Singapore	50.0	50.0	0.1	0.1
	International Cableship Pte Ltd	Ownership and chartering of cableships.	Singapore	45.0	45.0	0.4	0.4
	Lycos Asia Limited	To provide local portal sites in its target markets with services such as World Wide Web navigation, search and community features.	Singapore	50.0	50.0	54.1	54.1
	Balance carried forward					**105.3**	**94.7**

44 COMPANIES IN THE GROUP (CONT'D)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment S$ million	
				2002	2001	2002	2001
	JOINT VENTURE COMPANIES **Held By The Company**						
	Balance brought forward					**105.3**	**94.7**
(2)	Radiance Communications Pte Ltd	The sale, distribution, installation and maintenance of telecommunications equipment in Singapore.	Singapore	50.0	50.0	13.3	13.3
	TeleTech Park Pte Ltd	Engaged in the business of development, construction, operation and management of TeleTech Park.	Singapore	40.0	40.0	10.0	10.0
(3)	Virgin Mobile Holdings Pte Ltd	Investment holding company.	Singapore	50.6	50.6	9.1	9.1
(1)	Acasia Communications Sdn Bhd	Provision of services relating to telecommunications, computer, data and information within and outside Malaysia.	Malaysia	18.8	18.8	0.5	0.5
(1)	ASEAN Telecom Holding Sdn Bhd	Investment holding company.	Malaysia	17.6	17.6	0.1	0.1
(1)	Network i2i Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity.	Mauritius	50.0	50.0	45.2	*
	Joint venture companies held by the Company - at cost					**183.5**	**127.7**
	JOINT VENTURE COMPANIES **Held By Subsidiary Companies**						
	Distribution Centre (Asia) Pte Ltd	International mail distribution.	Singapore	-	40.0	-	0.3
(3)	G3 Worldwide Aspac Pte Ltd	Other Investment Holding companies, business management and consultancy services.	Singapore	62.3	-	2.4	-
(3)	G3 Worldwide Distribution (Singapore) Pte Ltd	To carry on the business of bulk mailers, distribution agent, freight forwarders and warehousing.	Singapore	62.3	-	*	-
(2)	ID.Safe Pte Ltd	To provide certifying, authenticating, verifying and electronic transactions and other corporate security related transactions.	Singapore	50.0	50.0	1.6	1.0
	Balance carried forward					**4.0**	**1.3**

44 COMPANIES IN THE GROUP (CONT'D)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment S$ million	
				2002	2001	2002	2001
	JOINT VENTURE COMPANIES						
	Held By Subsidiary Companies						
	Balance brought forward					**4.0**	**1.3**
	InfoGrid Pte Ltd	Under voluntary liquidation.	Singapore	50.0	50.0	*	*
	Integrated Payment Venture Pte Ltd	Investment holding company.	Singapore	50.0	-	*	-
	Mail Boxes Exchange (MBE) Pte Ltd	Provision of document exchange, business and communication services.	Singapore	50.0	50.0	0.4	0.4
(5)	Print and Mail Intercontinental (Asia) Pte Ltd	Printing and distribution of international mail.	Singapore	-	50.0	-	0.2
	S-Net Freight (Holdings) Pte Ltd	To carry on the business of cargo and freight forwarders.	Singapore	40.0	-	4.1	-
	Virgin Mobile (Asia) Pte Ltd	Provision of telecommunication services and products.	Singapore	44.7	44.7	*	*
	Virgin Mobile (Singapore) Pte Ltd	Provision of telecommunication services and products.	Singapore	44.7	44.7	*	*
(2)(4)	Virgin Mobile (Australia) Pty Limited	Provision of telecommunication services and products.	Australia	50.0	-	*	-
(2)(4)	Main Event Television Pty Limited	Provision of cable television programmes.	Australia	33.3	-	*	-
(2)(4)	Pacific Carriage Holdings Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems.	Bermuda	40.0	-	*	-
(2)(4)	Southern Cross Cable Holdings Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems.	Bermuda	40.0	-	*	-
(1)	Forward Media Sdn Bhd	To publish Borneo Bulletin Brunei Yearbook and other publications.	Brunei	50.0	50.0	0.1	0.1
	SESAMi Inc.	Engaged in investment holding, provision of b2b e-commerce services, e-commerce software solutions and related services.	Cayman Islands	44.5	44.5	36.8	36.8
	Balance carried forward					**45.4**	**38.8**

44 COMPANIES IN THE GROUP (CONT'D)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment S$ million	
				2002	2001	2002	2001
	JOINT VENTURE COMPANIES **Held By Subsidiary Companies**						
	Balance brought forward					**45.4**	**38.8**
(2)	Beijing Asia Pacific First Star Communications Technology Co. Ltd	To construct a nation-wide radio paging network.	People's Republic of China	35.0	35.0	21.2	21.2
(2)	APT Satellite Telecommunications Limited	Provision of telecommunications services.	Hong Kong	45.0	45.0	9.2	6.8
(1)	Virgin Mobile (Hong Kong) Limited	Provision of telecommunication services and products.	Hong Kong	44.7	44.7	*	*
(1)	Bharti Aquanet Limited	To build, operate and maintain a cable landing station and carrier hotels in India.	India	49.0	-	3.7	-
(1)	Integrated Databases India Ltd	Provision of directory advertising and publishing.	India	49.0	49.0	0.8	0.8
(1)	PT Bukaka SingTel International	Operation of fixed public switch telephone network services in eastern Indonesia.	Indonesia	40.0	40.0	47.1	47.1
(2)	PT SkyTelindo Services	In voluntary liquidation.	Indonesia	30.0	30.0	4.6	4.6
(1)	Shin Digital Company Limited	Investment holding company.	Thailand	-	30.0	-	82.9
(1)	WorldPartners Company	To create and support commonly branded telecommunications services under the brand name of Worldsource.	USA	20.0	20.0	3.4	9.2
	Joint venture companies held by subsidiary companies - at cost					**135.4**	**211.4**
	Joint venture companies held by the Group - at cost					**318.9**	**339.1**

* Denotes amount of less than S$50,000.

Notes:
All companies are audited by PricewaterhouseCoopers, Singapore except for the following:

(1) Audited by PricewaterhouseCoopers firms outside Singapore.
(2) Audited by other firms.

(3) The Group regards these companies as joint venture companies, notwithstanding that it holds more than 50% of the companies' respective issued share capital, because it exercises joint control.
(4) Acquired as part of the SingTel Optus Pty Limited Group.
(5) Print and Mail Intercontinental (Asia) Pte Ltd, a 50% owned joint venture company of Singapore Post Enterprise Limited was transferred to G3 Worldwide Aspac Pte Ltd (a JV company) in July 2001.

LIST OF MAJOR INVESTMENTS

As At 31 March 2002

Company	Customers	Effective Equity Interest	Country	Cost of Investment*	Market Value	Services
				S$ million	S$ million	
Quoted Investments						
Advanced Info Service Public Co. Ltd	6.559 million mobile subscribers 53,816 paging subscribers	21.5%	Thailand	869.8	1,192.6	Provision of cellular and paging telecommunications services.
Bharti Tele-Ventures Ltd	163,975 fixed lines 1.351 million mobile subscribers	28.5%	India	638.2	429.3	Provision of cellular and fixed line telecommunication services.
Globe Telecom, Inc	224,401 fixed lines 4.999 million mobile subscribers	29.1%	Philippines	467.6	1,020.3	Provision of cellular mobile telephone, international and fixed line telecommunications services.
Unquoted Investments						
Belgacom, S.A.	4.856 million fixed lines 3.435 million mobile subscribers	12.15%	Belgacom	930.5	-	Provision of cellular mobile telephone, international and fixed line telecommunications services.
P.T. Bukaka SingTel International	685,580 fixed lines (660,905 private lines, 24,675 public lines)	40.0%	Indonesia	47.1	-	Operation of fixed public switch telephone network services in eastern Indonesia.
PT Telekomunikasi Selular	3.733 million mobile subscribers	22.3%	Indonesia	1,159.0	-	Provision of cellular mobile telecommunications services.

* Inclusive of minority interest

LIST OF MAJOR PROPERTIES SITUATED IN SINGAPORE

The Company				Land			Building
Serial No.	Name	Address	Title	Yrs	With Effect From	Area (SQ M)	Gross Floor Area (SQ M)
1	Comcentre						
	I	31 Exeter Rd	Leasehold	99	05.03.1975	7,226	70,853
	II	31B Exeter Rd	Leasehold	99	19.06.1978	4,059	8,683
	III	31C Exeter Rd	Leasehold	99	18.04.1990	4,953	33,225
2	Pickering Operations Administration Complex	20 Pickering St	Leasehold	99	22.02.1978	1,836	35,000
3	Ayer Rajah Microwave/ Radio Station	1002 Dover Rd	Leasehold	99	25.11.1985	3,047	10,320
4	Yio Chu Kang Radio Receiving Station	380 Yio Chu Kang Rd	Leasehold	99	01.04.1992	438,758	11,488
5	Kranji Radio Transmitting Station	91 Kranji Way	Leasehold	99	01.04.1992	1,120,011	4,775
6	Bukit Timah Satellite Earth Station	500 Rifle Range Rd	Leasehold	99	08.09.1983	42,645	11,089
7	Seletar Satellite Earth Station	11 Seletar Satellite Station Rd	Leasehold	99	02.04.1992	96,680	5,408
8	Kim Chuan Telecommunications Complex	38 Kim Chuan Rd	Leasehold	99	01.04.1992	30,820	15,013
9	Trafalgar - Stores	94 Punggol Rd Track 1	Leasehold	99	01.04.1992	183,180)	6,702
	Hougang Exchange	11 Punggol Rd Track 1	Leasehold	99	01.04.1992	)	5,848
10	Singapore Telecommunication Academy Training Centre	1 Hillcrest Rd	Leasehold	99	01.04.1992	21,103	27,305
			Leasehold	99	19.05.1982	2,726	
11	Telepark - Facility Management	5 Tampines Central 6	Leasehold	99	02.04.1992	11,000	40,555
12	Sentosa Satellite Earth Station	50 Woolwich Rd	Leasehold	99	01.04.1992	28,385	5,750
13	Katong Submarine Cable Station	375 Tanjong Katong Rd	Leasehold	99	01.04.1992	3,954	3,997
14	Bukit Timah VHF Station	177 Hindhede Drive	Leasehold	99	01.04.1992	8,114	4,678
15	TEPL Building	1 Serangoon North Ave 5	Leasehold	30+30	01.07.1994	10,001	19,456
	Exchanges						
16	Sembawang	1 Jalan Ulu Sembawang	Freehold	NA	14.06.1993	6,197	6,915
17	Jurong West	2 Jurong West St 75	Leasehold	99	28.04.1989	6,481	5,019
18	Pasir Ris	5 Pasir Ris St 51	Leasehold	99	17.07.1989	5,142	4,680
19	Paya Lebar II	448 Upper Paya Lebar Rd	Leasehold	77	07.05.1981	4,384	5,660
20	North II	341 Thomson Rd	Leasehold	99	24.07.1980	2,642	6,473

LIST OF MAJOR PROPERTIES SITUATED IN SINGAPORE (CONT'D)

Serial No.	Name	Address	Title	Yrs	With Effect From	Area (SQ M)	Gross Floor Area (SQ M)
SUBSIDIARY COMPANIES				LAND			BUILDING
SINGAPORE POST PTE LTD							
Post Offices							
1	Alexandra Post Office	110 Alexandra Road	Leasehold	99	01.04.1992	2,621	802
2	Bukit Panjang Post Office	10 Choa Chu Kang Track 10	Leasehold	99	01.04.1992	3,770	2,015
3	Tanglin Post Office	56 Tanglin Rd	Leasehold	99	01.04.1992	2,622	3,750
4	Thomson Road Post Office	246T Upper Thomson Rd	Leasehold	99	01.04.1992	2,753	1,793
5	Killiney Road Post Office	1 Killiney Rd	Leasehold	99	01.04.1992	1,029	493
6	Robinson Rd Branch (Crosby)	71 Robinson Rd	Leasehold	99	06.03.1952	2,279	9,233
7	Singapore Post Centre	10 Eunos Road 8	Leasehold	99	30.08.1982	32,756	137,241
8	MacPherson Post Office	70 MacPherson Road	Leasehold	99	01.04.1992	2,074	315
9	Serangoon Road Post Office	755 Upper Serangoon Rd	Leasehold	99	01.04.1992	1,653	3,012
10	Pasir Panjang Post Office	396 Pasir Panjang Road	Leasehold	99	01.04.1992	1,726	391
11	Serangoon Garden Post Office	54 Serangoon Garden Way	Leasehold	99	01.04.1992	1,215	307
12	Simpang Bedok Post Office	350 Bedok Road	Leasehold	99	01.04.1992	1,134	329
13	Siglap Post Office	10 Palm Ave	Leasehold	99	01.04.1992	986	213
14	Katong Post Office	373 Tanjong Katong Road	Leasehold	99	01.04.1992	799	606
15	Lim Ah Pin Road Post Office	1 Lim Ah Pin Road	Leasehold	99	01.04.1992	669	212
16	Geylang Post Office	447 Geylang Road	Leasehold	99	01.04.1992	449	661
SINGTEL YELLOW PAGES PTE LTD							
1	Office & Industrial Building	1 Lorong 2 Toa Payoh	Leasehold	32	02.09.1997	5,039	13,416
SEMBAWANG CABLE DEPOT PTE LTD							
1	Depot	Deptford Road	Leasehold	3	01.07.2000	10,310	3,112
NATIONAL COMPUTER SYSTEMS PTE LTD							
1	NCS Hub	5 Ang Mo Kio, Street 62	Leasehold	30	01.06.1994	18,808	46,410

LIST OF MAJOR PROPERTIES SITUATED IN AUSTRALIA

Subsidiary Companies				Land			Building
Serial No.	Name	Address	Title	Yrs	With Effect From	Area (SQ M)	Gross Floor Area (SQ M)
1	Canberra Exchange	Canberra, ACT	Freehold	-	-	15,000	1,713
2	Castle Hill Exchange	Castle Hill, NSW	Freehold	-	-	8,846	3,370
3	Blacktown Exchange	Blacktown, NSW	Freehold	-	-	6,744	3,265
4	Belrose Exchange & Satellite Operation	Belrose, NSW	Freehold	-	-	28,000	4,647
5	Riverwood Exchange	Riverwood, NSW	Freehold	-	-	6,876	1,195
6	Roseberry Exchange	Roseberry, NSW	Freehold	-	-	7,221	13,327
7	Mascot Exchange	Mascot, NSW	Leasehold	10	01.06.2000	-	11,956
8	Burwood Exchange & Satellite Operation	East Burwood, VIC	Freehold	-	-	15,200	2,923
9	Campbellfield Exchange	Campbellfield, VIC	Freehold	-	-	6,551	5,484
10	Sunshine Exchange	Sunshine, VIC	Freehold	-	-	6,300	1,100
11	Rochedale Exchange	Rochedale, QLD	Freehold	-	-	50,000	2,321
12	Moorooka Exchange	Moorooka, QLD	Freehold	-	-	5,000	1,712
13	Regency Park Exchange	Regency Park, SA	Freehold	-	-	11,000	2,488
14	Lockridge Exchange	Lockridge, W.A	Freehold	-	-	88,000	3,682
15	Optus Centre Sydney	North Sydney, NSW	Leasehold	10	01.11.1993	-	36,340
16	Optus Centre Melbourne	Melbourne, VIC	Leasehold	10	01.01.1995	-	14,744
17	Optus Centre Brisbane	Brisbane, QLD	Leasehold	3	01.07.2000	-	1,663
18	Optus Centre Adelaide	Adelaide, S.A	Leasehold	5	01.10.1997	-	1,690
19	Optus Centre Perth	Perth, W.A	Leasehold	5	01.10.2000	-	1,500
20	Optus Centre Darwin	Darwin, NT	Leasehold	3	15.01.2000	-	686
21	Zenith Centre Chatswood	Chatswood, NSW	Leasehold	2	30.06.2002	-	13,730
22	50 Miller Street	North Sydney, NSW	Leasehold	2.3	01.06.2002	-	9,939
23	Optus Centre Canberra	Canberra, ACT	Leasehold	3	05.06.1999	-	1,585
24	IDTV Centre	Lane Cove, NSW	Leasehold	3	01.10.2000	-	6,718
25	Video Ops Centre	North Ryde, NSW	Leasehold	8	01.07.1995	-	5,782
26	FM Offices Centre	Fortitude Valley, QLD	Leasehold	10	08.03.1996	-	3,241
27	Adelaide Call Centre	Technology Park, S.A	Leasehold	5	26.08.1998	-	7,132
28	North Terrace Call Centre	Adelaide, S.A	Leasehold	6	01.02.2000	-	3,826
29	Network Ops Preston	Preston, VIC	Leasehold	8	15.02.1996	-	6,314
30	Albert Road Call Centre	South Melbourne, VIC	Leasehold	3	15.02.2003	-	3,100

HEADQUARTERS

31 Exeter Road, Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6738 3769
Email: contact@singtel.com
Web: www.singtel.com

AUDITORS

PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Republic of Singapore
Tel: +65 6236 3388
Fax: +65 6236 3300
Audit Partner: Michael Lim Choo San

SHARE REGISTRAR

Singapore:
M & C Services Pte Ltd
138 Robinson Road
#17-00 Hong Leong Centre
Singapore 068906
Republic of Singapore
Tel: +65 6228 0544
Fax: +65 6225 1452
Email: annualreports@mcsvc.com.sg

Australia:
Computershare
Level 3, 60 Carrington Street
Sydney NSW 2000
Tel: 1800 501 501 (Australian callers only)
+61 3 96155970 (International callers)
Email: web.queries@computershare.com.au

SINGTEL OPTUS

All enquiries: 1800 555 937
Email: optusbusiness@optus.com.au
Web: optusbusiness.com.au

Sydney (Head Office)
Tel: +61 2 9342 7800

Melbourne
Tel: +61 3 9233 4000

Brisbane
Tel: +61 7 3317 3700

Canberra
Tel: +61 2 6222 3800

Adelaide
Tel: +61 8 8468 5100

Perth
Tel: +61 8 9288 3000

Darwin
Tel: +61 8 8982 0500

SINGTEL GLOBAL OFFICES

China, Beijing
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

China, Guangzhou
Tel: +86 21 5382 9988
Fax: +86 21 6384 9195
Email: singtel-gz@singtel.com

China, Shanghai
Tel: +86 21 5382 9988
Fax: +86 21 6384 9195
Email: singtel-sha@singtel.com

Hong Kong
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

India, Bangalore
Tel: +91 80 2267 272
Fax: +91 80 2250 509
Email: singtel-ind@singtel.com

India, Chennai
Tel: +91 44 827 5191
Fax: +91 44 821 4066
Email: singtel-ind@singtel.com

India, Mumbai
Tel: +91 22 824 4999
Fax: +91 22 824 4996
Email: singtel-ind@singtel.com

India, New Delhi
Tel: +91 11 620 7444
Fax: +91 11 645 2776
Email: singtel-ind@singtel.com

Indonesia, Jakarta
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

Japan, Osaka
Tel: +81 6 6458 1405/1407
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

Japan, Tokyo
Tel: +81 3 5498 6533
Fax: +81 3 5498 6532
Email: singtel-jpn@singtel.com

Korea, Seoul
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

Malaysia, Kuala Lumpur
Tel: +6 03 7728 2813
Fax: +6 03 7727 6186
Email: singtel-mal@singtel.com

Philippines, Manila
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

Taiwan, Taipei
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

Thailand, Bangkok
Tel: +66 2 256 9875/6
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

United Kingdom, London
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

USA, California, Burlingame
Tel: +1 650 558 3950
Fax: +1 650 558 3969
Email: singtel-usa@singtel.com

USA, Connecticut, Westport
Tel: +1 203 222 6740
Fax: +1 203 454 1923
Email: singtel-usa@singtel.com

Vietnam, Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Vietnam, Ho Chi Minh
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

SUBSIDIARIES

National Computer Systems
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg

SingTel Aeradio
Tel: +65 6668 3111
Fax: +65 6481 9678
Email: enquiries@aeradio.com.sg

Singapore Post
Tel: +65 6841 2000
Fax: +65 6841 5745
General Enquiries: 1605
(For calls within Singapore only)
Email: singpost@singpost.com

SingNet
Tel: 1610 (For calls within Singapore only)
Fax: +65 6535 8191
Email: sales@singnet.com.sg

SingTel Yellow Pages
Tel: +65 6356 8080
Fax: +65 6355 3888
Email: info@singtel-yp.com


SingTel

82-3622

Annual Review & Summary Financial Statement

2001/2002

Singapore Telecommunications Limited

in_touch_with_asia_and_beyond




SingTel

THE COVER

Whether it's enabling a meeting of minds or a meeting of hearts, the humble bridge has touched the lives of people throughout history. More than just a means, it has become a symbol of being in touch. At SingTel, we also provide effective means to help our customers cross national and geographical boundaries. With our hubs in Singapore and Australia, we offer the best of global solutions across the region.

Dear Shareholders,

This has been a watershed year for SingTel.

In March 2001, SingTel made an offer for the shares of Cable & Wireless Optus of Australia. The offer for Optus was structured using a mix of shares, cash and bonds. This structure gave SingTel the ability to factor some of the market risk into the transaction, such that Optus' valuation moved in line with market conditions at the time of the offer.

Optus' shareholders gave our offer strong support, enabling us to ultimately hold 100 per cent of the ordinary shares in Optus (now renamed SingTel Optus). We would like to take this opportunity to welcome ex-Optus shareholders who are now shareholders of SingTel.

The results for this financial year include contributions from Optus for the last six months. There were significant increases in the Group's operating revenue and operational EBITDA. The bottomline was impacted by higher depreciation costs, interest charges and goodwill amortisation. Net profit after tax (pre-goodwill) dipped by 1 per cent.

SINGAPORE OPERATIONS

In spite of difficult operating conditions brought on by the worst economic recession in Singapore for decades, SingTel delivered a credible financial performance for the year. The Singapore operations remained stable with operating revenue unchanged from the previous year at S$4.92 billion.

Even though the Singapore market entered its second year of full competition, SingTel continued to maintain its market share across many of its businesses including international telephone and mobile services. The decline in revenue from international telephone services was offset by growth in mobile and data revenues.

SingTel's (ex-Optus) operating expenses were well controlled, declining by 2 per cent. Capital expenditure, excluding C2C, was reduced by 17 per cent. As a result, SingTel's operational EBITDA margin remained at 53 per cent, one of the highest among comparable telcos. This performance was achieved in the context of a Singapore economy that shrank by around 4 per cent compared to the previous year.

On 30 May 2002, the High Court of Singapore dismissed, with costs, the action that the Infocomm Development Authority of Singapore (IDA) had brought against SingTel on the compensation that was paid by IDA to SingTel in 1997. We are pleased that the Court has ruled that the company is entitled to keep the full compensation payment.

AUSTRALIAN OPERATIONS

In Australia, Optus continued to build on its 'challenger' track record of growth and market share gains. Operating revenue grew 7 per cent and good cost controls improved its operational EBITDA margin to 18 per cent. We aim to enhance shareholder value in all aspects of the Optus business by combining the Optus 'challenger' spirit with a sharper cost focus. This will involve driving profitable growth in mobile services, gaining share in the valuable corporate market and reducing cash outflow in the consumer division. At the same time, we will continue to seek improvements in cost and capital management across all business divisions.

REGIONAL OPERATIONS

In the past 12 months, we have radically reshaped the Group, with the objective of creating shareholder value over the longer term. The Optus transaction and our other investment activities in the region have significantly changed the profile of the SingTel Group. From being a Singapore-centric telco with a small home market, SingTel is today a leading player in Asian telecommunications.

Besides our two hubs in Singapore and Australia, we have established a presence in all the major business capitals of the Asia Pacific. We have also enhanced our regional infrastructure with the completion of the C2C – the first private submarine cable to land in China – and i2i cable networks. These developments will enable us to serve our multinational clients even better.

We have invested in the fast-growing mobile markets of India, Indonesia, the Philippines and Thailand. Together, the Group and its associates now serve more than 22 million mobile customers across the region. This scale has enabled the Group to benefit from lower equipment costs from greater bargaining power with equipment suppliers. While this is valuable, we believe we create most value for our shareholders with our management input and the sharing of our reputation. The corporate governance arrangements we have negotiated enable us to influence strategy and financial discipline. At the same time, the maturity of our Singapore and Australian businesses mean that we can provide practical solutions to issues that arise at different stages of market development.

The Group's strategic focus has moved from acquisition to execution, with the objective of maximising the value of our existing businesses. This may include reviewing opportunities to increase our stake in existing associates as and when these opportunities arise.

Financial Position

SingTel believes that financial strength and flexibility are important for shareholder value creation. The Group's cash flows should improve substantially in the year ending March 2003, with reductions in overseas investments, C2C capital expenditure and Optus funding requirements. About S$300 million of this improvement will come from SingTel-Optus integration synergies.

SingTel successfully completed its inaugural US$2.3 billion global bond issue in November 2001 to refinance its short-term borrowings incurred for the Optus acquisition. The issue was a big success, closing eight times oversubscribed, and allowed SingTel to lock in long term funding at very competitive rates. The average life of the Group's debt is now approximately eight years.

Balance sheet strength and cash flow generation are key differentiators for SingTel. With major investments completed, we are focused on steadily improving the Group's financial position.

In view of the Group's strong cash flow generation, and reflecting confidence in our future prospects, the Board of Directors has recommended that SingTel's dividend be maintained at 5.5 cents per share. This exceeds slightly the Group's normal payout ratio of 30 to 45 per cent of earnings.

Looking Ahead

We see market conditions improving. In Singapore and Australia, we expect market consolidation to continue to support more rational pricing. Economic recovery should also underpin stronger demand.

SingTel's strategic goal remains the creation of Asia's leading communications company. Our financial goal is to be a blue chip growth investment, delivering double-digit earnings growth in the medium term. We will do this by maximising free cash flow generation in our Singapore business, by achieving cash flow breakeven at Optus within the next two years and by capitalising on strong growth in our regional mobile business.

Acknowledgements

We would like to thank our fellow directors on the Board. In particular, the Board and Management of SingTel would like to express their appreciation to former Chairman, Mr Koh Boon Hwee, for his many years of able leadership and significant contributions to the Group. Our thanks also go to Mr Jaspal Singh who served on the board from April 1999 to August 2001.

The process of integration between our Singapore and Australian operations has progressed well. We welcome our colleagues at Optus to the SingTel family and thank them and our other colleagues in Singapore and elsewhere for their hard work during the year.

We also thank our customers, business partners and you, our shareholder, for your continued support.



Ang Kong Hua
Chairman



Lee Hsien Yang
President & CEO

SHAREHOLDER INFORMATION

AS AT 17 JUNE 2002

ORDINARY SHARES

Number of ordinary shareholders	377,434
Number of holders of CHESS Units of Foreign Securities in ordinary shares of SingTel ("CUFS")	42,026

Voting rights:
On show of hands - every member present in person and each proxy shall have one vote
On poll - every member present in person or by proxy shall have one vote for every share he holds or represents

SUBSTANTIAL SHAREHOLDERS

	Direct Interest	Deemed Interest*
Temasek Holdings (Private) Limited	12,033,851,902	6,977,000
The Capital Group Companies, Inc.	-	1,055,672,565

* The deemed interests were held through the substantial shareholders' associated and/or subsidiary companies.

MAJOR SHAREHOLDERS LIST - TOP 20

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	12,033,851,902	67.51
2	Central Provident Fund Board - SP TEL Group A share	1,628,172,455	9.13
3	Raffles Nominees Pte Ltd	961,689,725	5.39
4	DBS Nominees Pte Ltd	954,611,956	5.36
5	Chess Depositary Nominees Pty Limited*	477,394,236	2.68
6	HSBC (Singapore) Nominees Pte Ltd	224,133,446	1.26
7	KDDI Corporation	221,310,898	1.24
8	Citibank Nominees Singapore Pte Ltd	196,016,559	1.10
9	United Overseas Bank Nominees Pte Ltd	193,453,388	1.09
10	DB Nominees (S) Pte Ltd	135,911,282	0.76
11	Oversea-Chinese Bank Nominees Pte Ltd	95,037,100	0.53
12	Overseas Union Bank Nominees Pte Ltd	20,811,227	0.12
13	Morgan Stanley Asia (S'pore) Securities Pte Ltd	15,261,298	0.09
14	J M Sassoon & Co (Pte) Ltd	10,139,070	0.06
15	Employees Provident Fund Board	8,410,000	0.05
16	UOB Kay Hian Pte Ltd	7,217,445	0.04
17	OCBC Securities Private Ltd	6,197,343	0.03
18	Phillip Securities Pte Ltd	6,140,014	0.03
19	Seapac Investment Pte Ltd	6,000,000	0.03
20	DBS Vickers Securities (S) Pte Ltd	5,795,104	0.03
		17,207,554,448	**96.53**

* The shares held by CHESS Depositary Nominees Pty Limited are held on behalf of the persons entered in the register of CUFS holders.

Major CUFS Holders List* - Top 20

No.	Name	No. of CUFS held	% of issued share capital
1	Queensland Investment Corporation	62,943,950	0.35
2	Westpac Custodian Nominees Limited	45,525,900	0.26
3	National Nominees Limited	41,884,026	0.23
4	AMP Life Limited	30,724,896	0.17
5	Citicorp Nominees Pty Limited	26,258,796	0.15
6	J P Morgan Nominees Australia Limited	21,327,652	0.12
7	J P Morgan Nominees Australia Limited	19,164,390	0.11
8	Commonwealth Custodial Services Limited	15,781,927	0.09
9	ANZ Nominees Limited	11,025,631	0.06
10	Australian Foundation Investment Company Limited	7,345,929	0.04
11	Transport Accident Commission	6,911,566	0.04
12	Health Super Pty Ltd	5,223,858	0.03
13	CSS Board	4,933,062	0.03
14	PSS Board	4,618,918	0.03
15	HSBC Custody Nominees (Australia) Limited	4,601,088	0.03
16	Cogent Nominees Pty Limited	4,251,376	0.02
17	Cable & Wireless Optus Limited	3,685,486	0.02
18	Fortis Clearing Nominees P/L	3,337,207	0.02
19	RBC Global Services Australia Nominees Pty Limited	3,315,183	0.02
20	Citicorp Nominees Pty Limited	2,765,386	0.02
		325,626,227	1.84

* CUFS are CHESS Units of Foreign Securities relating to shares in the Company. The shares are held by CHESS Depositary Nominees Pty Limited on behalf of the persons entered in the CUFS register.

Analysis Of Shareholders And CUFS Holders

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 - 999	333,751	79.57	77,210,893	0.43
1,000 - 5,000	60,408	14.40	140,876,023	0.79
5,001 - 10,000	13,396	3.18	99,707,066	0.56
10,001 - 100,000	11,308	2.70	264,558,161	1.49
100,001 - 1,000,000	527	0.13	130,336,723	0.73
1,000,001 and above	69	0.02	17,113,137,828	96.00
	419,459	100.00	17,825,826,694	100.00
Number of holders holding less than a marketable parcel				311,525

Note:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly, the holding of shares by CHESS Depositary Nominees Pty Limited is ignored.
2. Based on information available to the Company as at 17 June 2002, approximately 26.53% of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.

IMPORTANT NOTE

The summary financial statement as set out on pages 5 to 15 contains only a summary of the information in the directors' report and financial statements of the Company's Full Financial Report. It does not contain sufficient information to allow for a full understanding of the results and the state of affairs of the Company and the Group.

For further information, the full financial statements, the auditors' report on those statements and the directors' report in the Full Financial Report should be consulted. Shareholders may request for a copy of the Full Financial Report at no cost.

SUMMARY DIRECTORS' REPORT

1 Directors

The directors of the Company in office at the date of this report are as follows:

Mr Ang Kong Hua (Chairman) (appointed as Chairman on 30 August 2001)
Mr Lee Hsien Yang (President and Chief Executive Officer)
Mr Paul Chan Kwai Wah
Dr Yogen K Dalal
LG Lim Chuan Poh
Mr John Powell Morschel (appointed on 14 September 2001)
Mr Quek Poh Huat
Mr Seah Kian Peng
Mr Jackson Peter Tai
Mr Nicky Tan Ng Kuang (appointed on 12 March 2002)
Mr Keith Tay Ah Kee

Mr Koh Boon Hwee and Mr Jaspal Singh, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 30 August 2001.

2 Principal Activities

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiary companies consist of:

Postal services;
Directory advertising and publishing;
Investment holding;
Sale and maintenance of telecommunications equipment;
Storage of telecommunications cables;
Provision of mobile phone and paging services;
Data communications services;
Value added network and computer network services;
Provision of information technology services;
Provision of internet services;
Construction and operation of a submarine cable system; and
Venture capital investments in start-up technology and telecommunications companies.

During the financial year, the Company acquired SingTel Optus Pty Limited (previously known as Cable & Wireless Optus Limited) and its subsidiary companies ("SingTel Optus Group") whose principal activities are those of providing telecommunications and cable television services principally within Australia.

There have been no other significant changes in the nature of the principal activities during the financial year.

3 Issue Of Shares And Debentures

At the extraordinary general meeting of the Company held on 29 May 2001, the shareholders approved the conversion of the Special Share of S$0.50 to an ordinary share of S$0.15 resulting in the re-designation of the authorised share capital from S$5,000 million divided into 33,333,333,330 ordinary shares of S$0.15 each and one Special Share of S$0.50 to S$5,000 million divided into 33,333,333,331 ordinary shares of S$0.15 each.

During the financial year, the Company issued 2,412,662,567 ordinary shares of S$0.15 each at an average premium of S$1.74 as part of the consideration for the acquisition of shares in SingTel Optus Group. In addition, the Special Share has been converted to an ordinary share of S$0.15.

The newly issued shares rank pari passu in all respects with the previously issued shares.

During the financial year, the Company issued:

(i) USD349.5 million of 5.875% bonds due on 6 September 2006;
(ii) USD350 million of 6.25% bonds due on 6 September 2008;
(iii) USD1,350 million of 6.375% bonds due on 1 December 2011;
(iv) Euro 500 million of 6.00% bonds due on 21 November 2011; and
(v) USD500 million of 7.375% bonds due on 1 December 2031.

Except as disclosed above, there were no other issue of shares or debentures by the Company during the financial year.

4 Arrangements To Enable Directors To Acquire Shares And Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of, the Company or any other body corporate, except for Singapore Telecom Executives' Share Option Scheme 1994 ("1994 Scheme") and Singapore Telecom Share Option Scheme 1999 ("1999 Scheme").

5 Directors' Interest In Shares And Debentures

The interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company according to the register of directors' shareholdings were as follows:

	Holdings registered in the name of director or nominee		Holdings in which a director is deemed to have an interest	
	At 31.03.02	At 1.4.01 or date of appointment, if later	At 31.03.02	At 1.4.01 or date of appointment, if later
Singapore Telecommunications Ltd				
(Ordinary shares of S$0.15 each)				
Mr Ang Kong Hua (appointed on 8 May 2001)	1,490	1,490	1,490	1,490
Mr Lee Hsien Yang	252,333	2,333	1,690	1,690
Mr Paul Chan Kwai Wah	1,820	1,820	1,690	1,690
Dr Yogen K Dalal	-	-	-	-
LG Lim Chuan Poh	1,490	1,490	-	-
Mr John Powell Morschel (appointed on 14 September 2001)	3,200	3,200	-	-
Mr Quek Poh Huat	1,820	1,820	1,690	1,690
Mr Seah Kian Peng	1,020	1,020	1,490	1,490
Mr Jackson Peter Tai	30,000	30,000	-	-
Mr Nicky Tan Ng Kuang (appointed on 12 March 2002)	-	-	-	-
Mr Keith Tay Ah Kee	31,700	31,700	-	-
(Options to purchase ordinary shares of S$0.15 each)				
Mr Lee Hsien Yang				
At exercise price of between S$1.69 and S$3.03 per share	4,020,000	2,120,000	-	-

5 Directors' Interest In Shares And Debentures (Cont'd)

Between the end of the financial year and 21 April 2002, Mr Lee Hsien Yang and Mr Jackson Peter Tai acquired additional 200,000 and 30,000 ordinary shares of S$0.15 each respectively in Singapore Telecommunications Limited.

Except as disclosed above, there were no other changes in any of the above-mentioned interests between the end of the financial year and 21 April 2002.

6 Directors' Contractual Benefits

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed in the consolidated financial statements and in this report) by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

7 Share Options

Share options granted, exercised and cancelled during the financial year, and options outstanding at the end of the financial year, are as follows:

Date of grant	Exercise Period	Exercise Price	Balance as at 1.4.01, date of grant or date of acquisition, if later	Options exercised	Options cancelled	Balance as at 31.3.02
1994 Scheme [(a)]						
30.7.96	31.7.97 to 30.7.01	S$3.15	1,414,600	-	1,414,600	-
23.12.96	24.12.97 to 23.12.01	S$3.00	967,400	-	967,400	-
16.6.97	17.6.98 to 16.6.02	S$2.32	1,712,400	-	35,400	1,677,000
17.6.98	18.6.99 to 17.6.03	S$2.05	3,537,031	-	133,700	3,403,331
			7,631,431	-	2,551,100	5,080,331
1999 Scheme [(b)]						
9.11.99	10.11.00 to 9.11.09	S$3.03	9,284,000	-	291,000	8,993,000
15.5.00	16.5.01 to 15.5.10	S$2.29	30,000	-	-	30,000
9.6.00	10.6.01 to 9.6.10	S$2.26	36,379,000	-	2,101,500	34,277,500
3.7.00	4.7.01 to 3.7.10	S$2.40	30,000	-	-	30,000
26.7.00	27.7.01 to 26.7.10	S$2.32	20,000	-	-	20,000
7.8.00	8.8.01 to 7.8.10	S$2.33	20,000	-	-	20,000
14.8.00	15.8.01 to 14.8.10	S$2.33	10,000	-	-	10,000
1.9.00	2.9.01 to 1.9.10	S$2.75	112,500	-	-	112,500
11.9.00	12.9.01 to 11.9.10	S$2.66	20,000	-	-	20,000
25.9.00	26.9.01 to 25.9.10	S$2.59	20,000	-	-	20,000
2.10.00	3.10.01 to 2.10.10	S$2.54	555,000	-	-	555,000
25.10.00	26.10.01 to 25.10.10	S$2.70	10,000	-	-	10,000
2.1.01	3.1.02 to 2.1.11	S$2.68	50,000	-	-	50,000
8.1.01	9.1.02 to 8.1.11	S$2.67	225,000	-	-	225,000
12.2.01	13.2.02 to 12.2.11	S$2.85	15,000	-	-	15,000
19.2.01	20.2.02 to 19.2.11	S$2.84	45,000	-	-	45,000
2.5.01	3.5.02 to 2.5.11	S$1.80	225,000	-	-	225,000
30.5.01	31.5.02 to 30.5.11	S$1.69	57,743,000	-	701,000	57,042,000
1.6.01	2.6.02 to 1.6.11	S$1.67	30,000	-	-	30,000
2.7.01	3.7.02 to 2.7.11	S$1.84	25,000	-	-	25,000
5.7.01	6.7.02 to 5.7.11	S$1.86	15,000	-	-	15,000
9.7.01	10.7.02 to 9.7.11	S$1.84	40,000	-	-	40,000
1.8.01	2.8.02 to 1.8.11	S$1.81	15,000	-	-	15,000

7 Share Options (Cont'd)

Date of grant	Exercise Period	Exercise Price	Balance as at 1.4.01, date of grant or date of acquisition, if later	Options exercised	Options cancelled	Balance as at 31.3.02
1.8.01	2.8.02 to 1.8.11	S$1.81	10,000	-	-	10,000
8.8.01	9.8.02 to 8.8.11	S$1.87	150,000	-	-	150,000
16.8.01	17.8.02 to 16.8.11	S$1.89	78,000	-	-	78,000
1.10.01	2.10.02 to 1.10.11	S$1.76	20,000	-	-	20,000
29.11.01	30.11.02 to 29.11.11	S$1.73	38,461,000	-	-	38,461,000
29.11.01	30.11.02 to 29.11.11	S$1.73	7,433,000	-	-	7,433,000
10.12.01	11.12.02 to 10.12.11	S$1.75	222,000	-	-	222,000
15.1.02	16.1.03 to15.1.12	S$1.72	50,000	-	-	50,000
21.2.02	22.2.03 to 21.2.12	S$1.63	69,000	-	-	69,000
			151,411,500	-	3,093,500	148,318,000
Optus Executive Option Plan [c]						
24.5.00	24.5.03 to 24.5.07	A$3.70 for 1.66 SingTel shares	11,627,802	-	524,560	11,103,242
Total			170,670,733	-	6,169,160	164,501,573

(a) The 1994 Scheme was approved by the shareholders at the Extraordinary General Meeting held on 23 September 1994, and modified by certain changes approved by shareholders at extraordinary general meetings held on 27 September 1996, 25 September 1998 and 27 September 1999 respectively.

Employees who participate in this Scheme will not be eligible to participate in any other share option schemes implemented by the Company's subsidiary or associated companies.

(b) At the Extraordinary General Meeting held on 29 September 1999, shareholders approved the adoption of the 1999 Scheme to replace the 1994 Scheme. The termination of the 1994 Scheme and the adoption of the1999 Scheme will not affect the rights of the holders of the options granted under the 1994 Scheme.

The 1999 Scheme, which was subsequently modified and approved by shareholders at the Extraordinary General Meeting held on 30 August 2001, caters to a larger pool of participants, namely, employees (including executive directors of the Group) and non-executive directors of the Group.

The options for employees and non-executive directors have a validity period of 10 years and 5 years respectively.

Participants of the 1999 Scheme will not be restricted from participating in any other share option scheme or share incentive scheme of the other companies within the Group or any other company.

(c) As a result of the acquisition of SingTel Optus Group, the Optus Executive Option Plan was amended to allow SingTel Optus Pty Limited to discharge its obligations by procuring the issue to the Optus option holders of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option.

The number of share options under the Optus Executive Option Plan outstanding as at the date of acquisition of SingTel Optus Group, the number of share options which have since been cancelled and the number of share options outstanding as at 31 March 2002 are 7,004,700, 316,000 and 6,688,700 respectively.

The figures in the table show the number of unissued SingTel shares represented by the corresponding number of outstanding Optus Executive Option Plan share options based on a ratio of 1.66 SingTel shares per share option.

At the date of report, the committee administering the share option schemes comprises:

Mr Ang Kong Hua (Chairman of the Committee)
Dr Yogen K Dalal
Mr John Powell Morschel
Mr Keith Tay Ah Kee

7 Share Options (Cont'd)

No options have been granted to controlling shareholders or their associates, or to parent group employees, and no employee has received 5% or more of the total options available under the share option schemes.

No shares of the Company have been allotted and issued during the financial year by virtue of the exercise of options to take up unissued shares of the Company or any subsidiary company.

Except for the above, no other options were granted by the Company or any subsidiary during the financial year and there were no unissued shares under option at the end of the financial year.

8 Audit Committee

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Mr Keith Tay Ah Kee (Chairman)
Mr Seah Kian Peng
Mr Jackson Peter Tai
Mr Nicky Tan Ng Kuang (appointed on 12 March 2002)

Mr Jaspal Singh, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 30 August 2001.

9 Unusual Items During And After The Financial Year

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen during the financial year or in the interval between the end of the financial year and the date of this report which would substantially affect the results of the operations of the Group and of the Company for the financial year in which this report is made, or render any items in the financial statements of the Group and the Company for the current financial year misleading, and/or affect the ability of the Group and the Company in meeting the obligations as and when they fall due, except for the acquisition of SingTel Optus Group, change in Singapore corporate tax rate and exceptional items as disclosed in the notes to the full financial statements.

The summary financial statement set out on pages 5 to 15 was approved by the board of directors on 10 May 2002 and was signed on its behalf by:



Mr Ang Kong Hua
Chairman



Mr Lee Hsien Yang
Director

Singapore
10 May 2002

AUDITORS' STATEMENT TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

We have examined the summary financial statement set out on pages 5 to 15.

In our opinion, the summary financial statement is consistent in all material respects with the full financial statements and directors' report of Singapore Telecommunications Limited for the year ended 31 March 2002 from which they were derived and complies with the requirements of section 203A of the Companies (Amendment) Act 1995, and regulations made thereunder, applicable to a summary financial statement.

We have issued an unqualified audit report dated 10 May 2002 on the full financial statements of Singapore Telecommunications Limited and its subsidiary companies for the year ended 31 March 2002, which is as follows:

"AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

We have audited the financial statements of Singapore Telecommunications Limited and the consolidated financial statements of the Group for the financial year ended 31 March 2002 set out on pages 68 to 135. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

(i) the state of affairs of the Company and of the Group as at 31 March 2002, the profit and changes in equity of the Company and of the Group, and the cash flows of the Group for the financial year ended on that date; and

(ii) the other matters required by section 201 of the Act to be dealt with in the financial statements of the Company and the consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiary companies incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiary companies, of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of the subsidiary companies are stated in Note 44 to the financial statements.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purpose of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any material qualification and in respect of subsidiary companies incorporated in Singapore did not include any comment made under section 207(3) of the Act."



PricewaterhouseCoopers
Certified Public Accountants

Singapore
10 May 2002

Note: The page numbers are as stated in the Auditors' Report dated 10 May 2002 included in Singapore Telecommunications Limited's full financial statements for the financial year ended 31 March 2002.

SUMMARY INCOME STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 MARCH 2002

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Operating revenue	7,338.2	4,925.5	2,982.2	2,969.4
Operating expenses	(4,323.0)	(2,412.8)	(1,348.4)	(1,359.1)
Other income	41.8	91.6	78.8	139.3
Operational EBITDA	**3,057.0**	**2,604.3**	**1,712.6**	**1,749.6**
Compensation from IDA	337.0	337.0	337.0	337.0
Amortisation of goodwill on acquisition of subsidiary companies	(333.5)	-	-	-
Depreciation and other amortisation	(1,016.7)	(572.2)	(347.6)	(340.6)
	2,043.8	2,369.1	1,702.0	1,746.0
Exceptional items	(60.9)	(243.6)	(61.8)	(404.7)
Profit on operating activities	1,982.9	2,125.5	1,640.2	1,341.3
Associated and joint venture companies				
- share of results	240.5	348.9	-	-
- amortisation of goodwill	(19.6)	-	-	-
	220.9	348.9	-	-
Profit before interest and tax	2,203.8	2,474.4	1,640.2	1,341.3
Interest and investment income	188.4	269.0	936.3	831.6
Interest on borrowings	(269.7)	(9.1)	(151.6)	(5.6)
Profit before tax	2,122.5	2,734.3	2,424.9	2,167.3
Taxation	(498.0)	(715.1)	(411.4)	(495.9)
Profit after tax	1,624.5	2,019.2	2,013.5	1,671.4
Minority interests	6.8	(12.9)	-	-
Profit attributable to shareholders	**1,631.3**	**2,006.3**	**2,013.5**	**1,671.4**
EBITDA (S$ million)	3,634.5	3,290.2	-	-
Basic earnings per share (cents)				
- After goodwill	9.76	13.00	-	-
- Before goodwill	11.87	13.00	-	-
Diluted earnings per share (cents)				
- After goodwill	9.76	13.00	-	-
Net tangible asset per share (cents)	10.56	56.75	-	-
Directors' remuneration				
Paid by the Company	1.9	1.5	1.8	1.5
Paid by the subsidiary companies	*	0.1	-	-

* Denotes amount of less than S$50,000

SUMMARY BALANCE SHEETS

As At 31 March 2002

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Current assets				
Cash and cash equivalents	1,728.9	4,095.4	799.4	2,185.0
Short term investments	514.5	2,533.3	54.8	930.9
Trade and other debtors	2,493.8	1,228.7	1,568.4	2,757.5
Inventories	256.9	105.0	12.7	13.7
	4,994.1	7,962.4	2,435.3	5,887.1
Non-current assets				
Property, plant and equipment (net)	13,437.8	5,475.8	3,049.2	2,932.3
Goodwill on consolidation	11,044.8	-	-	-
Intangibles	525.1	10.7	4.9	5.3
Subsidiary companies	-	-	18,778.9	4,629.0
Associated companies	3,784.8	1,689.6	39.6	39.6
Joint venture companies	312.6	231.0	233.4	150.1
Long term investments	599.0	782.2	439.7	646.3
Deferred tax asset	392.2	-	-	-
Other non-current assets	66.8	53.3	47.4	34.9
	30,163.1	8,242.6	22,593.1	8,437.5
Total assets	35,157.2	16,205.0	25,028.4	14,324.6
Current liabilities				
Trade and other creditors	3,942.6	1,879.1	1,134.7	959.3
Provisions	18.1	55.4	-	-
Due to subsidiary companies	-	-	263.5	418.5
Borrowings (unsecured)	295.2	-	-	-
Borrowings (secured)	97.6	-	-	-
Current income tax	599.7	596.5	418.4	378.1
	4,953.2	2,531.0	1,816.6	1,755.9
Non-current liabilities				
Due to subsidiary companies	-	-	112.2	438.7
Borrowings (unsecured)	10,404.5	1,000.0	6,481.1	1,000.0
Borrowings (secured)	1,078.8	-	-	-
Deferred income tax	709.8	778.1	534.7	611.3
Deferred income	1,779.4	2,051.4	1,698.4	2,036.5
Advance billings	1,080.2	636.1	-	-
Other non-current liabilities	119.3	-	23.2	-
	15,172.0	4,465.6	8,849.6	4,086.5
Total liabilities	20,125.2	6,996.6	10,666.2	5,842.4
Net assets	15,032.0	9,208.4	14,362.2	8,482.2
Share capital and reserves				
Share capital	2,673.9	2,312.0	2,673.9	2,312.0
Reserves	11,905.1	6,446.1	11,688.3	6,170.2
Interests of shareholders of the Company	14,579.0	8,758.1	14,362.2	8,482.2
Minority interests	453.0	450.3	-	-
	15,032.0	9,208.4	14,362.2	8,482.2

NOTES TO THE SUMMARY FINANCIAL STATEMENT

1 Earnings Before Interest, Tax, Depreciation And Amortisation ("EBITDA")

	Group	
	2002 S$ million	2001 S$ million
EBITDA is defined as follows :		
Profit before tax	2,122.5	2,734.3
Adjustments for :		
Amortisation of goodwill on acquisition of		
- subsidiary companies	333.5	-
- associated and joint venture companies	19.6	-
Depreciation and other amortisation	1,016.7	572.2
Interest on borrowings	269.7	9.1
Interest and investment income	(188.4)	(269.0)
Exceptional items	60.9	243.6
	3,634.5	3,290.2

2 Dividends

	Group And Company	
	2002 S$ million	2001 S$ million
Ordinary dividends paid		
Final dividend of 5.5 cents (2001: 5.5 cents) per share, paid net of tax at 24.5% (2001: 25.5%)	697.4	632.0
Special dividends paid		
Special dividend of nil cents (2001: 7.5 cents) per share, paid net of tax at nil (2001: 25.5%)	-	861.8
	697.4	1,493.8

The directors have proposed a final dividend of 5.5 cents per share, net of tax at 22%, amounting to S$764.7 million in respect of the year ended 31 March 2002. This dividend payable will be accounted for in the shareholders' equity as an appropriation of retained earnings in the year ending 31 March 2003.

3 Acquisition Of SingTel Optus Pty Limited And Its Subsidiary Companies ("SingTel Optus Group")

On 30 August 2001, the Group's offer to acquire all the issued shares in SingTel Optus Group became unconditional. The settlement of the S$13,022.4 million purchase consideration was satisfied via S$7,225.9 million in cash, S$4,559.9 million in SingTel ordinary shares and S$1,236.6 million in principal amount of fixed rate securities.

Under Singapore GAAP, the results and net assets of SingTel Optus Group are to be consolidated in the Group's financial statements with effect from the date on which the offer for SingTel Optus shares becomes unconditional which was 30 August 2001. The Group however completed compulsory acquisition of shares in SingTel Optus Group in October 2001.

The contribution of SingTel Optus Group results for the month of September 2001 was deemed not material for inclusion in the Group's results and SingTel Optus Group's results are only consolidated on 30 September 2001.

The SingTel Optus Group contributed S$2,415.5 million in revenue and S$108.4 million in net loss to the Group's revenue and net results for the financial year ended 31 March 2002 respectively.

The fair value of identifiable net assets of SingTel Optus Group at the date of acquisition was S$1,654.0 million. Goodwill arising on acquisition of SingTel Optus Group and capitalised on the balance sheet of the Group amounted to S$11,368.4 million. This provisional goodwill is amortised over 20 years from the date of acquisition, resulting in goodwill amortisation charge of S$331.6 million being taken to the income statement for the financial year.

4 Revised Statements Of Accounting Standard

In the current financial year, the Group adopted the following Singapore Statements of Accounting Standards:

SAS 8 (2000)	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
SAS 10 (2000)	Events after the Balance Sheet Date
SAS 12 (2001)	Income Taxes
SAS 17 (2000)	Employee Benefits
SAS 22 (2000)	Business Combinations
SAS 31	Provisions, Contingent Liabilities and Contingent Assets
SAS 32	Financial Instruments - Disclosure and Presentation
SAS 34	Intangible Assets
SAS 35	Discontinuing Operations
SAS 36	Impairment of Assets

Where applicable, the comparatives have been adjusted or extended to take into account the requirements of the revised or new SAS which the Group implemented with effect from 1 April 2001. Where necessary, comparative figures have been adjusted to give retrospective effects to the adoption of these standards.

5 Material Changes In Accounting Policies

With the exception of SAS 8, SAS 10, SAS 12 and SAS 22, as summarised in the following paragraphs, none of the changes in accounting policies arising from the adoption of the new or revised standards have a material impact on the net profit of the Group and Company as the Group and Company were already following the recognition and measurement principles in those standards.

Deferred Tax

Under the previous SAS 12, certain timing differences and tax losses were not taken up as their realisation was not assured beyond reasonable doubt as required by the standard. Under the revised SAS 12, these are now recognised as deferred tax assets, to the extent that it is probable that future profit will be available for their utilisation.

The adoption of the revised SAS 12 has been applied retrospectively and resulted in a restatement of the retained earnings of the Group and Company of S$52.4 million (2001: S$355.8 million) and nil (2001: S$358.9 million) respectively. Included in the comparative figures are S$408.2 million for the Group and S$358.9 million for the Company arising from a change in accounting policy for deferred tax in the year ended 31 March 2001 from partial liability method to full liability method.

The impact of the adoption of the revised standard on the net results of the financial years ended 31 March 2001 and 2002 are not material to the Group and the Company.

Dividend

From 1 April 2001, under the revised SAS 10, dividends are only recorded in the financial period in which the dividends are declared. Prior to 1 April 2001, dividends are recognised as a liability of the Group and the Company when proposed, approved or paid subsequent to the reporting year end dates.

The change in accounting policy has been accounted for retrospectively and the comparative figures have been restated to conform to the changed policy. The change in accounting policy has no impact on the results of the Group and the Company for the respective financial years. The change in accounting policy has been dealt with as follows:

	Year ended 31 March 2002 S$ million	Year ended 31 March 2001 S$ million
Restatement of retained earnings at the beginning of the financial year	640.0	633.1
Final dividends declared in the year	(697.4)	(632.0)
Cumulative impact on retained earnings at the end of the financial year	(57.4)	1.1

5 Material Changes In Accounting Policies (Cont'd)

Extraordinary items

Following the adoption of the revised SAS 8, with effect from 1 April 2001, items previously classified as "extraordinary items" for the year 31 March 2001 by the Group and the Company no longer qualify as extraordinary items under the revised standard. These items are reclassified as "exceptional items" in the operating results.

Goodwill on acquisition

Prior to 1 April 2001, goodwill is adjusted against shareholders' equity immediately upon acquisition of subsidiary, associated and joint venture companies. Following the adoption of revised SAS 22, with effect from 1 April 2001, goodwill is capitalised and amortised over its estimated useful life, with a rebuttable presumption that the useful life does not exceed 20 years. The goodwill amortised in the income statement for the year ended 31 March 2002 amounted to S$353.1 million, of which S$331.6 million relates to the amortisation of provisional goodwill for acquisition of SingTel Optus Group. This revised accounting standard is not required to be applied retrospectively.

Employee benefits

The effect of the change in accounting policy arising from the initial recognition of SAS 17 has been adjusted in the results for the current financial year. The change does not have a material impact on the net profit of the Group and the Company.

6 Related Party Transactions

During the financial year, the Group and the Company have no significant transactions with related parties, consisting of subsidiary companies of the ultimate holding company or associated and joint venture companies of the Group except for the following transactions at terms agreed between the parties:

	Group		Company	
	2002 S$ million	2001 S$ million	2002 S$ million	2001 S$ million
Information technology services rendered	10.9	6.8	-	-
Postal services rendered	9.4	9.1	-	-
Telecommunications services rendered	92.3	70.8	77.7	60.6
Utilities charges incurred	54.8	47.8	41.3	33.9

7 Change In Singapore Corporate Tax Rate

The effect of the reduction in the corporate tax rate from 24.5% to 22.0% as announced by the Singapore Government on 3 May 2002 will apply from the year of assessment 2003, i.e. in relation to the financial year ended 31 March 2002. This will reduce the total tax charge of the Group and Company by approximately S$100 million and S$70 million respectively. However given that the announcement was made only after the balance sheet date of 31 March 2002, in compliance with the reporting requirements of SAS 12, no adjustment has been made to the 31 March 2002 financial statements of the Group and Company to reflect the effect of the reduced corporate tax rate. This reduction in tax charge of approximately S$100 million and S$70 million for the Group and Company respectively will be recorded in the financial year ending 31 March 2003.

8 Lawsuit With IDA

The Company was paid a sum of S$1.5 billion constituting compensation for the damage caused by the modification of its licence in 1997 which was announced in May 1996.

The Inland Revenue Authority of Singapore had in October 2000 informed the Company and the IDA that the compensation amount would not attract any income tax liability. The IDA has quantified the sum of S$388 million as being the tax component that was allegedly factored into the compensation amount.

The IDA has commenced legal proceedings to recover S$388 million of the compensation amount, plus interest and costs. The Company disagrees with the IDA on its entitlement to the recovery of the sum and is defending the claim.

Pending resolution of the dispute, the Company has not made any provision in its financial statements regarding the IDA's claim. The annual impact of this dispute on the income statement would be S$55.4 million in profit after tax, excluding interest and claims. The impact as at 31 March 2002 would be S$110.9 million in profit after tax.

HEADQUARTERS
31 Exeter Road, Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6738 3769
Email: contact@singtel.com
Web: www.singtel.com

AUDITORS
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Republic of Singapore
Tel: +65 6236 3388
Fax: +65 6236 3300
Audit Partner: Michael Lim Choo San

SHARE REGISTRAR
Singapore:
M & C Services Pte Ltd
138 Robinson Road
#17-00 Hong Leong Centre
Singapore 068906
Republic of Singapore
Tel: +65 6228 0544
Fax: +65 6225 1452
Email: annualreports@mcsvc.com.sg

Australia:
Computershare
Level 3, 60 Carrington Street
Sydney NSW 2000
Tel: 1800 501 501 (Australian callers only)
+61 3 96155970 (International callers)
Email: web.queries@computershare.com.au

SINGTEL OPTUS
All enquiries: 1800 555 937
Email: optusbusiness@optus.com.au
Web: optusbusiness.com.au

Sydney (Head Office)
Tel: +61 2 9342 7800

Melbourne
Tel: +61 3 9233 4000

Brisbane
Tel: +61 7 3317 3700

Canberra
Tel: +61 2 6222 3800

Adelaide
Tel: +61 8 8468 5100

Perth
Tel: +61 8 9288 3000

Darwin
Tel: +61 8 8982 0500

SINGTEL GLOBAL OFFICES
China, Beijing
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

China, Guangzhou
Tel: +86 21 5382 9988
Fax: +86 21 6384 9195
Email: singtel-gz@singtel.com

China, Shanghai
Tel: +86 21 5382 9988
Fax: +86 21 6384 9195
Email: singtel-sha@singtel.com

Hong Kong
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

India, Bangalore
Tel: +91 80 2267 272
Fax: +91 80 2250 509
Email: singtel-ind@singtel.com

India, Chennai
Tel: +91 44 827 5191
Fax: +91 44 821 4066
Email: singtel-ind@singtel.com

India, Mumbai
Tel: +91 22 824 4999
Fax: +91 22 824 4996
Email: singtel-ind@singtel.com

India, New Delhi
Tel: +91 11 620 7444
Fax: +91 11 645 2776
Email: singtel-ind@singtel.com

Indonesia, Jakarta
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

Japan, Osaka
Tel: +81 6 6458 1405/1407
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

Japan, Tokyo
Tel: +81 3 5498 6533
Fax: +81 3 5498 6532
Email: singtel-jpn@singtel.com

Korea, Seoul
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

Malaysia, Kuala Lumpur
Tel: +6 03 7728 2813
Fax: +6 03 7727 6186
Email: singtel-mal@singtel.com

Philippines, Manila
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

Taiwan, Taipei
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

Thailand, Bangkok
Tel: +66 2 256 9875/6
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

United Kingdom, London
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

USA, California, Burlingame
Tel: +1 650 558 3950
Fax: +1 650 558 3969
Email: singtel-usa@singtel.com

USA, Connecticut, Westport
Tel: +1 203 222 6740
Fax: +1 203 454 1923
Email: singtel-usa@singtel.com

Vietnam, Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Vietnam, Ho Chi Minh
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

SUBSIDIARIES
National Computer Systems
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg

SingTel Aeradio
Tel: +65 6668 3111
Fax: +65 6481 9678
Email: enquiries@aeradio.com.sg

Singapore Post
Tel: +65 6841 2000
Fax: +65 6841 5745
General Enquiries: 1605
(For calls within Singapore only)
Email: singpost@singpost.com

SingNet
Tel: 1610 (For calls within Singapore only)
Fax: +65 6535 8191
Email: sales@singnet.com.sg

SingTel Yellow Pages
Tel: +65 6356 8080
Fax: +65 6355 3888
Email: info@singtel-yp.com


SingTel